CEVA®

2025 Annual Report

April 2026



To our Shareholders,

2025 was a defining year for Ceva. We strengthened our leadership in wireless connectivity, advanced our expansion into artificial intelligence ("AI") for the smart edge, and continued to reinforce the disciplined operating model established in recent years. As AI expands beyond the cloud and into billions of real-world devices, Ceva is well positioned for what we believe is the next phase of technology innovation - often referred to as "Physical AI" - where intelligence becomes increasingly embedded within physical systems.

During the year, Ceva-powered device shipments reached a record 2.1 billion units, and we celebrated surpassing more than 20 billion cumulative devices shipped since our founding. These milestones reflect more than two decades of deep customer relationships and technology leadership across connectivity, sensing and processing.

AI and the Next Phase of Innovation

Our AI strategy reached an important milestone this past year. We signed 10 agreements for our AI processor IP, and AI represented more than 20% of our annual licensing revenue - a meaningful evolution in our business mix and validation of our long-term investments in scalable, power-efficient AI architectures.

AI adoption is broadening across markets, including automotive, industrial, consumer platforms and personal computing. Several of our recent AI design wins build upon long-standing customer relationships in connectivity, reflecting the natural convergence of connect, sense and infer capabilities within next-generation devices.

While early AI investment was concentrated on large-scale computing infrastructure, we are now seeing increasing emphasis on enabling intelligence directly within devices. Systems that operate in the physical world require efficient connectivity, sensing and real-time inference. These are the foundational capabilities that Ceva has developed over decades, and they position us well for continued growth.

Licensing Strength and Royalty Foundation

During the year, we further strengthened our leadership position as a foundational provider of wireless connectivity IP, with an increasing number of customers licensing our diversified connectivity portfolio. Wi-Fi and cellular IoT shipments reached new record highs, reflecting continued demand across our core markets.

In total, we signed 54 licensing agreements across our portfolio, including 10 agreements with OEMs. A growing number of customers licensed multiple Ceva technologies, underscoring the strength and breadth of our IP offering.

Based on the agreements signed during the year and our insight into customer roadmaps, we estimate these engagements represent $125 million in aggregate lifetime royalty potential. While this value will be realized over multiple years and is dependent on customer deployment and market adoption, the magnitude of this opportunity relative to our current royalty base underscores the strength, durability and accelerating momentum of the licensing and royalty flywheel we are building.

We also strengthened our balance sheet during the year through a successful follow-on offering, ending 2025 with approximately $222 million in cash, cash equivalents, bank deposits and marketable securities, including $121 million held by our foreign subsidiaries. This financial flexibility supports long-term strategic investment while maintaining prudent stewardship.

Sustainability and Governance

As a pure IP licensing company without manufacturing operations, Ceva maintains a limited direct environmental footprint. Nevertheless, we continue to advance energy-efficiency initiatives across our global offices, expand electric vehicle infrastructure and operate under a hybrid work model that supports both employee well-being and reduced emissions.

Our more than 400 employees worldwide remain the foundation of our innovation and success. We are committed to fostering a culture grounded in professionalism, inclusion and accountability.

Our Board of Directors continues to uphold strong standards of independence and governance. With eight directors, the Board of Directors reflects a broad range of skills and expertise that supports effective oversight and long-term value creation.

Looking Ahead

As intelligence becomes increasingly embedded within devices across consumer, automotive, industrial and infrastructure markets, the importance of efficient connectivity, sensing and inference will continue to grow. Ceva's comprehensive IP portfolio and long-standing customer relationships position us to play a foundational role in enabling this next generation of intelligent, connected systems on a global scale.

On behalf of the Board of Directors, I would like to thank our employees for their dedication, our customers and partners for their continued trust, and our shareholders for your ongoing support and confidence in Ceva's long-term vision.

Sincerely,

Peter McManamon,
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2025**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: **000-49842**

CEVA, INC.
(Exact name of registrant as specified in its charter)

Delaware	**77-0556376**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

15245 Shady Grove Road, Suite 400, Rockville, MD 20850	**20850**
(Address of principal executive offices)	(Zip Code)

(240) 308-8328
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.001 per share	CEVA	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐   No ☒

As of June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $314,441,638 based on the closing sale price as reported on the National Association of Securities Dealers Automated Quotation System National Market System on June 30, 2025. Shares of common stock held by each officer, director, and holder of 5% or more of the outstanding common stock of the Registrant have been excluded from this calculation in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 24, 2026
Common Stock, $0.001 par value per share	27,754,136 shares

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on June 2, 2026 (the "2026 Proxy Statement") are incorporated by reference into Items 10, 11, 12, 13, and 14 of Part III.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This Annual Report contains forward-looking statements which are based on our management's beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "goal," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential," and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss these risks, uncertainties and other factors in this Annual Report in greater detail under Part I—Item 1A—"Risk Factors." Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this filing. You should read this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the filing date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

PART I

ITEM 1.   BUSINESS

Company Overview

We are the leader in silicon and software intellectual property ("IP") enabling Physical AI - the intelligence embedded directly into billions of devices that connect, sense, and infer data in the real world. Physical AI represents the natural evolution of Edge AI. While traditional Edge AI focuses on local inference on devices, Physical AI unifies connectivity, sensing, and inference into a cohesive technology fabric. This integrated approach allows devices not only to process information at the edge but also to understand their physical surroundings, communicate seamlessly, and interact intelligently with both the environment and the cloud. As Physical AI adoption accelerates across markets, these foundational layers are becoming essential for next-generation consumer, automotive, industrial, and mobile systems.

We are the only IP company with established leadership and deep expertise across all three foundational layers of Physical AI – connect, sense and infer. Our comprehensive portfolio powers the connectivity, perception, and intelligence capabilities of many of today's most advanced smart edge products across the consumer IoT, automotive, industrial and infrastructure, and mobile and PC markets. Devices incorporating Ceva IP have shipped in more than 20 billion units since 2003, and today our technologies are embedded in approximately 2 billion devices annually, reflecting the ubiquity and long-term durability of our IP across multiple generations of silicon and end-market product cycles.

Our business model centers on licensing our IP platforms, processors, software, and related technologies to semiconductor and original equipment manufacturer ("OEM") customers. These customers integrate our technologies into their application specific integrated circuits ("ASICs"), application specific standard products ("ASSPs"), and systems on chip ("SoCs"), which they manufacture, market, and sell globally. By providing pre-validated, production-proven IP and comprehensive software stacks, we enable our customers to reduce development time, improve performance and power efficiency, streamline certification and compliance, and bring differentiated products to market more reliably and cost-effectively.

We operate with a global development footprint of more than 400 R&D, support, and sales professionals, reflecting the multidisciplinary expertise required to support wireless communications, advanced AI DSP architectures, AI inference engines, sensor fusion algorithms, and embedded software. Our headquarters is located in Rockville, Maryland, and we maintain development centers in France, Greece, Ireland, Israel, Serbia, and the United States. This globally distributed engineering model allows us to attract specialized talent, collaborate closely with customers in key regions, and support complex, multi-site development programs.

We are a sustainability-focused and environmentally conscious company. We have adopted a Code of Business Conduct and Ethics and a Sustainability Policy that emphasize environmental preservation, responsible material usage and recycling, employee welfare, data privacy, and ethical business practices. These principles guide our operations and culture at every level. We recognize that as an IP provider to high-volume markets, our impact extends beyond our own operations and into the broader ecosystem; therefore, we remain committed to promoting responsible innovation and strengthening long-term environmental and social stewardship.

Ceva's corporate roots date back to its incorporation in Delaware on November 22, 1999, under the name DSP Cores, Inc. Our current company was formed in November 2002 through the combination of the DSP IP licensing division of DSP Group, Inc. and Parthus Technologies plc ("Parthus"). This merger created one of the industry's first dedicated, pure-play IP licensing companies, laying the foundation for Ceva's growth into a global leader in the technologies powering Physical AI across the connect, sense, and infer layers.

Industry Background

The proliferation of smart, connected devices across virtually every end market has established three essential capability layers that form the foundation of modern intelligent systems: Connect, Sense, and Infer. These layers define how devices communicate, perceive their environment, and generate real-time intelligence at the edge.

1. **Connect - reliable, secure, high-performance wireless connectivity**
   Smart devices increasingly require multi-standard wireless communications, spanning Wi-Fi, Bluetooth, UWB, NB-IoT, LTE Cat-1, 5G, and 5G-Advanced, each evolving rapidly and becoming more complex to implement. The growing range of applications - from consumer IoT devices to automotive systems and industrial automation - demands robust, low-power connectivity solutions integrated directly into SoCs rather than through discrete chips.

2. **Sense - rich perception from audio, imaging, inertial, and RF sensors**
   The rise of sensor-rich products such as wearables, XR devices, smart cameras, robotics, and advanced automotive systems is driving demand for sophisticated sensor-fusion algorithms, advanced audio processing, spatial awareness, and low-latency perception pipelines. These workloads require specialized architectures optimized for combining data streams from cameras, microphones, inertial measurement units (IMUs), radar, and other sensors.

3. **Infer - real-time, efficient on-device intelligence through neural network and DSP processing**
   As Edge AI workloads shift toward increasingly complex models - including generative, transformer-based, and multi-modal networks - devices require highly efficient NPUs and AI-optimized DSPs capable of delivering significant computational throughput with ultra-low power consumption. These capabilities underpin the industry's broader transition from traditional Edge AI to Physical AI, where intelligence becomes an integral part of how devices interact with the real world.

Across these layers, technological complexity continues to rise, driven by rapidly evolving global standards such as 5G/5G-Advanced, Wi-Fi 7/8, Bluetooth 6/7, UWB, and the growing sophistication of embedded AI/ML workloads. At the same time, semiconductor companies face increasing pressure to accelerate time-to-market, reduce engineering cost, and support expanding feature sets. This combination is widening the industry's longstanding "design gap," where the pace of semiconductor manufacturing advances outstrips the availability of specialized design resources required to fully harness them. As a result, device makers are turning to licensable, production-proven IP to overcome development bottlenecks, reduce risk, and focus internal resources on system differentiation.

In parallel, the market opportunity continues to expand. The global Physical AI and Edge AI markets together are expected to reach approximately $170 billion by 2030, reflecting explosive growth in intelligent device categories. This expansion is being propelled by sustained advancements in mobile computing, industrial automation, automotive sensing, robotics, and the rapid adoption of both generative AI and embedded AI across a wide range of end markets.

Solutions Portfolio Overview

Our technology portfolio spans the full Physical AI stack and is organized into three solution pillars that collectively enable devices to connect, sense, and infer with high performance, low power, and exceptional reliability. These pillars reflect the company's long-standing leadership across wireless connectivity, sensing, and edge AI acceleration, and they support billions of devices annually across consumer IoT, mobile, PC, industrial, infrastructure, and automotive markets.

1. **<u>Connect - Wireless Connectivity IP</u>**

We believe we provide the industry's broadest and most widely deployed portfolio of wireless connectivity and communications IP across short-range, cellular IoT, and advanced 5G/5G-Advanced domains. Our connectivity technologies are foundational to the smart edge ecosystem, powering mass-market consumer audio devices, wearables, smartphones, IoT sensors, home networking equipment, industrial automation systems, and next-generation infrastructure.

We hold the #1 worldwide market share in wireless connectivity IP in 2024 with 68% global share, reflecting unmatched scale, multi-protocol expertise, and an exceptional track record of trust and reliability. Additional industry-leading positions include:

- ~30% of worldwide Bluetooth IoT devices are powered by us;
- ~50% of all True Wireless Stereo (TWS) earbuds (non-Apple) integrate our Bluetooth and audio IP;
- ~40% of worldwide cellular IoT devices are built on our modem and DSP platforms; and
- ~30% of global 5G networks use our DSP technology for RAN baseband processing.

This scale creates a powerful flywheel: broad ecosystem familiarity, deep Tier-1 trust, and faster adoption of new standards including Bluetooth 6/7, Wi-Fi 7/8, UWB, 5G-Advanced, and NTN (non-terrestrial networks).

Key Connectivity Offerings

• Bluetooth Connectivity - Ceva-Waves Bluetooth

Comprehensive hardware IP and software stacks supporting the latest Bluetooth and 802.15.4 standards, including high-data-throughput and LE Audio profiles used widely in TWS, wearables, toys, and smart home devices.

• Wi-Fi Connectivity - Ceva-Waves Wi-Fi

Scalable subsystems supporting Wi-Fi 4 through Wi-Fi 7, optimized for both high-performance applications (routers, access points, PCs) and low-power embedded designs (IoT nodes, consumer electronics).

• Ultra-Wideband - Ceva-Waves UWB

MAC/PHY IP enabling precise ranging, secure localization, device-finding, indoor navigation, and Doppler-based presence detection for next-generation consumer, safety, and industrial applications.

• Multi-Protocol Connectivity - Ceva-Waves Links

Integrated multi-radio platforms with advanced coexistence algorithms allowing Bluetooth, Wi-Fi, UWB, and other radios to operate reliably on shared RF front-ends - ideal for wearables, TWS earbuds, and IoT devices.

• Cellular IoT - Ceva-Waves DragonFly

Turnkey NB-IoT modem platforms with GNSS support and integrated sensor-fusion capabilities, powering large deployments across smart metering, asset tracking, environmental sensing, and industrial IoT.

• 5G User Equipment & Infrastructure
- Ceva-XC20 DSPs and the PentaG2 platform support 5G/5G-Advanced baseband for mobile broadband, RedCap, and IoT devices.
- PentaG-RAN delivers carrier-grade Layer-1 PHY processing for small cells, Open RAN, private networks, and satellite communications.

These platforms dramatically reduce design risk, accelerate time-to-market, and provide production-proven silicon-ready IP for companies entering or scaling in advanced communications markets.

2. Sense - Sensing, Perception & Audio Processing

We provide a comprehensive suite of DSPs and embedded software solutions that transform raw sensor data into actionable intelligence. Our technologies support key perception workloads - including vision, radar, IMU fusion, audio enhancement, spatial computing, and environmental sensing - used across wearables, smartphones, XR devices, robotics, industrial systems, and automotive ADAS.

With over 500 million devices powered to date by our sensing and audio embedded software and hundreds of millions of devices powered by our AI DSPs, the company has established itself as a global leader in motion tracking, spatial audio, and multimodal sensor processing.

Key Sensing Offerings

• Ceva-SensPro AI and Sensor Fusion DSPs

High-performance DSP cores that combine vision processing, radar signal processing, and AI workloads in a unified architecture - ideal for automotive ADAS, robotics, smart cameras, and industrial inspection.

• Ceva-MotionEngine

High-accuracy IMU sensor-fusion software delivering precise 6- and 9-axis motion tracking for wearables, controllers, XR devices, drones, and smart home interfaces.

• Ceva-RealSpace

Advanced spatial audio and head-tracking software providing immersive, low-latency 3D audio experiences for AR/VR, TWS earbuds, gaming headsets, and home entertainment systems.

• **Ceva-BX1/BX2 Audio & Control AI DSPs**
Low-power audio and control processors enabling voice activation, neural-network ENC, audio pre/post-processing, and efficient microcontroller-class workloads.

Collectively, these technologies enable rich multimodal perception and contextual awareness in mobile devices, automobiles, industrial robots, smart cameras, and factory automation systems.

3. Infer - AI Processing & Neural Network Acceleration

Our inference portfolio addresses the full AI performance spectrum - from ultra-efficient embedded AI workloads to high-performance generative AI and automotive-grade inferencing.

Supported by strong adoption momentum and marquee licensees, our NPU roadmap positions the company as a foundational engine for device-side AI acceleration.

Key AI Inference Offerings

• **NeuPro-Nano**
An ultra-efficient embedded NPU architecture optimized for AIoT workloads across audio, vision, sensor analytics, anomaly detection, and predictive maintenance. Ideal for microcontrollers, TWS earbuds, wearables, smart home, and edge sensors.

• **NeuPro-M**
A scalable, high-performance NPU for generative AI, transformers, Vision Transformers (ViT), multimodal networks, and automotive-grade applications including ADAS and in-cabin intelligence. Tailored for PCs, smartphones, gateways, robotics, and advanced industrial platforms.

• **NeuPro Studio SDK**
A unified toolchain enabling training, optimization, quantization, graph compilation, simulation, and deployment across all NeuPro NPUs. Simplifies AI model integration and shortens customers' time-to-market.

These inferencing solutions allow customers to run advanced AI models on devices with:
● Lower latency
● Higher privacy and security
● Reduced cloud dependence and cost
● Optimized power efficiency
● Scalable performance from milliwatts to watts

Markets and Applications

Our based solutions serve diversified, high-volume markets:

● **Consumer IoT** - hearables, wearables, smart home devices, TWS earbuds, cameras, XR products
● **Automotive** - ADAS, infotainment, sensor fusion, V2X, vehicle connectivity
● **Industrial & IIoT** - automation, robotics, predictive maintenance, smart factories
● **Infrastructure** - 5G RAN, fixed wireless access, satellite communications, private networks
● **Mobile & PC** - smartphones, tablets, AI PCs, modems, connectivity subsystems

Growing device intelligence, coupled with Physical AI adoption, continues to expand our customer pipeline and addressable market across all these categories.

Business Model

We operate under a licensing and royalty model:

● **Licensing & related revenue** - Upfront fees for access to our platforms, IP cores, software, and development tools, including customization services and technical support.
● **Royalty revenue** - Recurring per-unit or percentage-based royalties on customer shipments incorporating our IP.

6

This model enables:
- Scalable, long-term revenue
- Technology reuse across markets
- Broad customer reach without manufacturing risk
- A sustainable R&D-driven growth engine

Strategy

Our strategy is centered on capturing the accelerating, secular demand for intelligent, connected devices by leveraging our unique leadership position across the full Physical AI technology stack. As end markets transition from basic connected devices to context-aware, AI-enabled smart edge systems, our strategy focuses on expanding our influence across the three foundational layers - connect, sense, and infer - while deepening our role as a critical technology partner to global semiconductor and OEM ecosystems.

- **Extending leadership across connect, sense, and infer technologies**

We are the #1 worldwide provider of wireless connectivity IP, spanning Bluetooth, Wi-Fi, UWB, cellular IoT, and 5G RAN DSP platforms, positioning the company as the industry's de-facto connectivity engine for the smart edge. Building on this leadership, we continue to enhance our connectivity, sensing, and inference platforms to address rising requirements in multi-protocol coexistence, spatial awareness, and real-time on-device intelligence.

- **Scaling adoption of NeuPro and SensPro AI families to address both embedded and generative AI at the edge**

With AI adoption expanding from premium devices to mass-market microcontrollers, IoT sensors, and automotive systems, we are accelerating deployment of NeuPro-Nano for embedded ML and NeuPro-M for high-performance generative AI, ADAS, and multimodal workloads.

- **Driving broader deployment of Wi-Fi 6/7, Bluetooth, UWB, and 5G-Advanced connectivity**

As the global transition to next-generation connectivity standards accelerates, we are expanding our roadmap and customer engagements across Wi-Fi 6/7, Bluetooth 6/7, UWB, 5G-Advanced, and non-terrestrial networks. We are positioned to capture long-term royalty uplift as device volumes scale and customers adopt more advanced radios.

- **Expanding platform-level solutions that combine processors, PHY/MAC components, RF, software, tools, and reference designs**

Customers increasingly demand integrated, silicon-ready subsystems that combine compute engines, connectivity IP, software stacks, RF components, and tools. We continue to expand full-stack platforms (e.g., Ceva-Waves Bluetooth/Wi-Fi/UWB, PentaG2, SensPro, NeuPro Studio) that reduce development time, complexity, and certification overhead while increasing Ceva's value capture per design.

- **Increasing software monetization across audio, spatial computing, and sensor fusion**

With OEMs' requirements for advanced embedded application software to differentiate their devices through user experiences, we are expanding monetization of software assets - including RealSpace, MotionEngine, and NeuPro Studio - to enable richer audio, perception, and AI experiences. These software layers strengthen customer lock-in and provide recurring, differentiated value independent of silicon cycles.

- **Deepening relationships across the world's largest MCU, SoC, and consumer-device ecosystems**

Our IP is already adopted by seven of the world's top 10 MCU vendors, as well as global PC, smartphone, wearables, and IoT OEMs. Our strategy is to broaden our presence across these ecosystems, supporting cross-portfolio adoption of connectivity IP, AI DSPs, and NPUs to increase content per device and expand multi-technology engagements.

- **Targeting new growth verticals such as robotics, spatial computing, next-generation PCs, and industrial automation**

Emerging device categories - including autonomous robotics, immersive XR, AI PCs, advanced wearables, and Industry 4.0 systems - require tightly integrated connectivity, sensing, and inference. Our Physical AI Fabric and multi-domain expertise position the company to become a foundational technology supplier in these fast-growing markets.

- **Maintaining disciplined investment in high-leverage technologies aligned to Physical AI trends**

We continue to invest in scalable, high-impact technologies that enable the next era of edge intelligence, including multi-protocol RF architectures, generative AI NPUs, sensor-rich perception engines, and standards-driven wireless platforms. These investments reinforce our long-term position as the leading provider of IP enabling Physical AI across markets.

7

Customers

We have licensed our IP to hundreds of semiconductor and OEM customers worldwide, including seven of the world's top ten MCU vendors, with adoption spanning mobile, audio, consumer IoT, wearables, industrial automation, automotive, and infrastructure markets. Our publicly announced licensees include companies such as Actions, Ambiq, ASPEED, ASR Microelectronics, Atmosic, Beken, Bestechnic, boAt, Broadcom, Ceragon, Cirrus Logic, Espressif Systems, ESWIN, Fujifilm, Rockchip, Goodix, Hisense, iCatch Technology, iCOM, InPlay, Intel, Itron, LG Electronics, LifeSignals, ListenAI, MediaTek, Microchip, Nations Technologies, Nextchip, Nordic Semiconductor, Nothing, Novatek, NXP, onsemi, Oticon, Panasonic, Qualcomm, Realtek, Renesas, Rohm, Samsung, SatixFy, Sharp, SiFli, SigmaStar, Socionext, Sony, Sonova, STMicroelectronics, Synaptics, THX, Toshiba, Unisoc, Vatics, Winner Micro, and Yamaha. This diverse and global set of partners highlights our deep entrenchment across the semiconductor value chain and our critical role in enabling Physical AI capabilities in billions of smart edge devices.

International Sales and Operations

Customers based in Europe and the Middle East (EME) and Asia Pacific (APAC) accounted for 82% of our total revenues for 2025 and 81% of our total revenues for 2024, with customers in China accounting for 62% and 49% of total revenues for 2025 and 2024, respectively. Additional information on the geographic breakdown of our revenues and location of our long-lived assets is contained in Note 12 to our consolidated financial statements, which appear elsewhere in this annual report.

Sales and Marketing

We license our technology through a direct sales force. As of December 31, 2025, we had 30 employees in sales and marketing. We have sales offices and representation in the APAC region, Sweden, France, Israel, the United Kingdom and the United States.

Maintaining close relationships with our customers and strengthening these relationships are central to our strategy. From time to time, we develop new signal processors, AI solutions, platforms, software solutions or connectivity products in close alignment with several tier-one industry players, which signifies to the market that we are focused on viable applications that meet broad industry needs or try to get similar inputs and insight for our new developments from our marketing team. Generally, these industry leaders become licensees for these products which allows us to create a roadmap for the future development of different IP solutions and helps us to anticipate the next potential applications for the market. We seek to use our customer relationships to deliver new products in a faster time to market.

We use a variety of marketing initiatives to stimulate demand and brand awareness in our target markets. These marketing efforts include contacts with industry analysts, presenting at key industry trade shows and conferences, and a comprehensive digital marketing program aimed at developing and nurturing relationships with potential customers. Our marketing group runs competitive benchmark analyses to help us maintain our competitive position.

Technical Support

We offer technical support services through our offices in Israel, the APAC region, France and the United States. As of December 31, 2025, we had 32 employees in technical support. Our technical support services include:

- assistance with implementation, responding to customer-specific inquiries, training and, when and if they become available, distributing updates and upgrades of our products;

- application support, consisting of providing general hardware and software design examples, ready-to-use software modules and guidelines to our licensees to assist them in using our technology; and

- design services, consisting of creating customer-specific implementations of our signal processing AI IP and application platforms.

We believe that our technical support services are a means to assist our licensees to embed our IP solutions in their designs and products. Our technology is highly complex, combining sophisticated signal processing IP core architectures, AI solutions, integrated circuit designs and development tools. Effective customer support in helping our customers to implement our solutions enables them to shorten the time to market for their applications. Our support organization is made up of experienced engineers and professional support personnel. We conduct technical training for our licensees and their customers and meet with them from time to time to track the implementation of our technology.

Research and Development

R&D is the core of our value proposition. Our innovation engine is driven by a highly specialized global engineering organization, comprising more than 300 dedicated R&D professionals with deep expertise in wireless communications, signal processing, AI compute, sensing, and embedded software. We also supplement our internal R&D organization with specialized external contractors as required. The skill sets required to design world-class wireless IP, domain-specific processors, and advanced AI architectures are scarce and increasingly difficult for semiconductor companies to build and retain internally. Our concentrated talent pool - spanning algorithm development, PHY/MAC and RF design, DSP and NPU architecture, toolchain development, and system integration - allows us to deliver production-ready, standards-compliant IP that is exceptionally hard for customers to replicate in-house.

Our engineering teams focus on:
- **Wireless communications standards**, including Bluetooth, Wi-Fi, UWB, cellular IoT, and 5G/5G-Advanced
- **AI DSP architectures** for audio, vision, radar, and multimodal sensing
- **AI processors and toolchains**, including embedded ML, classical AI, and generative AI NPUs
- **Sensor-fusion engines** for motion, environmental, and spatial computing applications
- **Audio and spatial computing technologies**, enabling immersive 3D audio, voice, and advanced noise processing
- **Embedded software, development environments, and SDKs**, including AI compilers, debug tools, and reference frameworks

9

Because these domains require deep specialization and long development cycles, customers increasingly rely on us to supply the underlying connectivity, sensing, and inference technologies rather than dedicating internal R&D resources to building and maintaining these capabilities themselves. By licensing our proven, silicon-ready IP platforms, customers can accelerate time-to-market, reduce risk, and redeploy their engineering investments toward differentiated product features such as UI/UX, system-level optimization, proprietary applications, and platform integration.

In addition to internal innovation, we participate actively in global standards bodies and industry consortiums. Our involvement ensures early visibility into emerging specifications, enables us to influence future standards, and helps maintain our leadership position as new wireless, sensing, and AI capabilities evolve.

Our R&D organization remains one of our most important strategic assets - enabling us to deliver high-performance, low-power IP that shifts the economics of semiconductor design and empowers our customers to innovate more efficiently and competitively.

Competition

The markets in which we operate are intensely competitive. They are subject to rapid change and are significantly affected by new product introductions. We compete with other suppliers of licensed signal processing IP, licensed processing AI and wireless connectivity IP. We believe that the principal competitive elements in our field are signal processing IP and NPU performance, overall chip cost, power consumption, flexibility, reliability, communication and multimedia software and algorithms availability, design cycle time, tool chain, customer support, financial strength, name recognition and reputation. We believe that we compete effectively in each of these areas but can offer no assurance that we will have the financial resources, technical expertise, and marketing or support capabilities to compete successfully in the future.

The markets in which we compete are dominated by large, highly competent semiconductor companies that have significant brand recognition, a large installed base and a large network of support and field application engineers. The following industry players and factors may have a significant impact on our competitiveness:

- DSP, NPU, and processor IP vendors, including Arm, Cadence, Imagination Technologies, VeriSilicon, Andes Technology, SiFive, Expedera, Quadric and Digital Media Professionals (DMP), as well as GlobalFoundries, which acquired certain Synopsys IP businesses and now participates more directly in the semiconductor IP ecosystem.

- AI accelerator providers, including Arm Ethos, Cadence AI/Vision DSP families, Imagination AI accelerators, Cambricon, Ambarella (CVflow), and open-source engines such as Nvidia's NVDLA.

- Short-range wireless IP suppliers such as Mindtree, along with internal wireless design teams at major semiconductor companies who develop Bluetooth, Wi-Fi, UWB, and multi-protocol solutions in-house.

- Companies offering proprietary DSP, AI, or connectivity architectures developed internally, especially large integrated semiconductor manufacturers that design their own radios, DSPs, sensor-fusion engines, audio pipelines, or NPUs.

- Software providers in spatial audio, sensing, and motion-processing, including Dolby, Waves, Dirac, and CyweeMotion, as well as internal algorithm teams within leading OEMs.

Competitive differentiation is based on performance, power efficiency, flexibility, time-to-market, standards leadership, software ecosystem depth, developer tools, and quality of customer support.

In addition, we may face increased competition from smaller, niche semiconductor design companies in the future. Some of our customers also may decide to satisfy their needs through in-house design. We compete based on signal processing IP performance, first-to-market availability for latest generation wireless standards, overall chip cost, power consumption, flexibility, reliability, communication and multimedia software availability, design cycle time, tool chain, customer support, name recognition, reputation and financial strength. Our inability to compete effectively on these bases could have a material adverse effect on our business, results of operations and financial condition.

With respect to certain large potential customers, we also compete with internal engineering teams, which may design wireless connectivity or programmable signal processing IP core products in-house. Companies such as NXP and STMicroelectronics license our designs for some applications and use their own proprietary cores for other applications. These companies also may choose to license their wireless connectivity or proprietary signal processing IP cores to third parties and, as a result, become direct competitors.

10

Proprietary Rights

Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology and to operate without infringing the proprietary rights of others. We rely on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection of our technology. We also seek to limit disclosure of our IP and trade secrets by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code and other IP. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements to existing products are more important than obtaining statutory protections for our technology in establishing and maintaining a technology leadership position.

We have an active program to protect our proprietary technology through the filing of patents. Our patents relate to our signal processing IP cores, AI solutions and application-specific platform technologies. As of December 31, 2025, we held 48 patents in the United States, nine patents in Canada, 98 patents in the EME region and 16 patents in the Asia Pacific (APAC) region, totaling 171 patents, with expiration dates between 2026 and 2041. In addition, as of December 31, 2025, we had six patent applications pending in the United States, five pending patent applications in the EME region, two pending global Patent Corporation Treaty (PCT) patent applications and two pending patent applications in the APAC region, totaling 15 pending patent applications.

We actively pursue foreign patent protection in countries where we feel it is prudent to do so. Our policy is to apply for patents or for other appropriate statutory protection when we develop valuable new or improved technology that is eligible for protection. The patent prosecution process involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, there are no assurances that any patent application filed by us will result in a patent being issued, or that our issued patents, and any patents that may be issued in the future, will afford us adequate protection against competitors with similar technology; nor can we be assured that patents issued to us will not be infringed or invalidated, or that others will not design around our technology. In addition, the laws of certain countries in which our products are or may be developed, manufactured or sold may not protect our products and IP rights to the same extent as the laws of the United States. We can provide no assurance that our pending patent applications or any future applications will be approved or will not be challenged by third parties, that any issued patents will effectively protect our technology, or that patents held by third parties will not have an adverse effect on our ability to do business.

The semiconductor industry is characterized by frequent litigation regarding patent and other IP rights. Questions of infringement in the semiconductor field involve highly technical and subjective analyses. In addition, patent infringement claims are increasingly being asserted by patent holding companies (so-called patent "trolls"), which do not use technology and whose sole business is to enforce patents against companies, such as us, for monetary gain. Because such patent holding companies do not provide services or use technology, the assertion of our own patents by way of counterclaim may be ineffective. Litigation may in the future be necessary to enforce our patents and other IP rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. We cannot assure you that we would be able to prevail in any such litigation.

In any potential dispute involving our patents or other IP, our licensees also could become the targets of litigation. We are generally obligated to indemnify our licensees under the terms of our license agreements. Although our indemnification obligations are typically subject to a maximum amount, these obligations could nevertheless result in substantial expenses. In addition to the time and expense required for us to indemnify our licensees, a licensee's development, marketing and sale of products embodying our solutions could be severely disrupted or shut down as a result of litigation, and we could be liable to such licensees for additional amounts.

We also rely on trademark, copyright and trade secret laws to protect our IP. We have registered trademarks in the United States for our name Ceva and the related Ceva logo and currently market our signal processing cores and other technology offerings under this trademark.

Human Capital Resources

The table below presents the numbers of our employees as of December 31, 2025 by function and geographic location.

	Number
Total employees	**424**
Function	
Research and development	311
Sales and marketing	30
Administration	51
Technical support	32
Location	
Europe, Middle East (EME)	363
Asia Pacific (APAC)	33
United States	28

We believe we are a respected employer in the countries where we have operations, and, with the help of our employees, we strive to be a responsible global corporate citizen and a more sustainable company. Our Code of Business Conduct and Ethics sets the standards of conduct of our directors, officers and employees. In addition, we adopted a Sustainability Policy that addresses matters related to our employees as well as data privacy and security, resource conservation and recycling, and other environmental matters. Our Sustainability Policy reflects our commitment to diversity and equal opportunity, a harassment-free workplace, training, development and employee engagement, and human rights, health and safety, and other matters relevant to employee well-being and the Ceva culture. The code is reviewed and updated periodically by our Board or Directors, and both the code and our Sustainability Policy are available on our website at www.ceva-ip.com.

Our employees are not represented by any collective bargaining agreements, however, certain provisions of Israeli law and the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to our Israeli employees. We have never experienced a work stoppage. We believe our employee relations are good, as is their general well-being, which is one of management's top priorities.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available, free of charge, on our website at www.ceva-ip.com, as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission and are also available on the SEC's website at www.sec.gov.

Our website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

ITEM 1A.   RISK FACTORS

We caution you that the following important factors, among others, could cause our actual future results to differ materially from those expressed in forward-looking statements made by or on behalf of us in filings with the Securities and Exchange Commission, press releases, communications with investors and oral statements. Any or all of our forward-looking statements in this annual report, and in any other public statements we make, may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in the discussion below will be important in determining future results. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make in our reports filed with the Securities and Exchange Commission.

Summary Risk Factors

Risks Related to Our Industry and Markets

- The markets in which we operate are highly competitive, and as a result we could experience a loss of sales, lower prices and lower revenues.

- Because our IP solutions are components of end products, if semiconductor companies and electronic equipment manufacturers do not incorporate our solutions into their end products or if the end products of our customers do not achieve market acceptance, we may not be able to generate adequate sales of our products.

- We depend on market acceptance of third-party semiconductor intellectual property.

- If we are unable to meet the changing needs of our end-users or address evolving market demands, we may not be able to expand our current market positions and penetrate new markets, and our new products may not achieve widespread market acceptance, which may limit our additional revenue opportunities and harm our business.

- Our operating results are affected by the highly cyclical nature of and general economic conditions in the semiconductor industry, including as a result of significant supply chain disruptions.

Risks Related to Our Global Operating Business

- Our quarterly operating results fluctuate from quarter to quarter due to a variety of factors, including our lengthy sales cycle, and may not be a meaningful indicator of future performance.

- We rely significantly on revenues derived from a limited number of customers who contribute to our royalty and license revenues.

- Our business is dependent on IP licensing and related revenues, which may vary from period to period.

- Royalty and other payment rates could decrease for existing and future license agreements and other customer agreements, which could materially adversely affect our operating results.

- Because we have significant international operations, with a significant concentration of revenues in China, we may be susceptible to political, economic and other conditions relating to our international operations that could increase our operating expenses and disrupt our revenues and business. In addition, new tariffs, trade measures and other geopolitical risks and instability could adversely affect our consolidated results of operations, financial position and cash flows.

- Changes in the U.S. trade environment, including uncertainty over global tariffs and the financial impact of tariffs, as well as economic uncertainty associated with geopolitics, may negatively affect our business, financial condition and results of operations.

- Our success will depend on our ability to successfully manage our geographically dispersed operations.

- Our operations in Israel may be adversely affected by instability in the Middle East region, including with respect to the war between Israel and Hamas that began on October 7, 2023 or the subsequent war in the north with Hezbollah in Lebanon and the attacks from Iran and Yemen. In addition, terrorist attacks, acts of war or military actions and/or other civil unrest may adversely affect the territories in which we operate and our business, financial condition and operating results.

- Our research and development expenses may increase if the grants we currently receive from the Israeli government are reduced or withheld.

- We face a highly competitive employment market and depend on a limited number of key personnel who would be difficult to replace, and changes in our management and sales teams may adversely affect our operations.

- The sales cycle for our IP and related solutions is lengthy, and even approved projects may have structured payment terms, which makes forecasting of our customer orders and revenues difficult.

13

- We may seek to expand our business in ways that could result in diversion of resources and extra expenses, and our product development efforts may not generate an acceptable return, if any.

- Because our IP and related solutions are complex, the detection of errors in our products may be delayed, and if we deliver products with defects, our credibility will be harmed, the sales and market acceptance of our products may decrease and product liability claims may be made against us.

- We may not be able to adequately protect our IP, and our business will suffer if we are sued for infringement of the IP rights of third parties or if we cannot obtain licenses to these rights on commercially acceptable terms.

- Cybersecurity threats or other security breaches could compromise sensitive information belonging to us or our customers and could harm our business and our reputation.

Risks Related to Finance, Accounting and Taxation

- The nature of our business requires the application of complex revenue recognition rules. Significant changes in U.S. generally accepted accounting principles, or GAAP, including the adoption of the new revenue recognition rules, could materially affect our financial position and results of operations.

- Changes in our tax rates or exposure to additional income tax liabilities or assessments could adversely impact our cash flow, financial condition and results of operations.

- The French and Greece tax benefits that we currently receive and the government programs in which we participate require us to meet certain conditions and may be terminated or reduced in the future, which could increase our tax expenses.

- We are exposed to fluctuations in currency exchange rates.

- Royalty reporting by our licensees may be inaccurate or understated or not sent on a timely basis.

- We are exposed to the credit and liquidity risk of our customers, and to credit exposure in weakened markets, which could result in material losses.

- If we determine that our goodwill and intangible assets have become impaired, we may incur impairment charges, which would negatively impact our operating results.

Risks Related to Ownership of Our Common Stock

- The anti-takeover provisions in our certificate of incorporation and bylaws could prevent or discourage a third party from acquiring us.

- Our stock price may be volatile so you may not be able to resell shares of our common stock at or above the price you paid for them.

Risks Related to Our Industry and Markets

The markets in which we operate are highly competitive, and as a result we could experience a loss of sales, lower prices and lower revenues.

The markets for semiconductors in general, and for the products in which our technology is incorporated in particular, are highly competitive. Aggressive competition could result in substantial declines in the prices that we are able to charge for our IP or the loss of design wins to competitors. Many of our competitors are striving to increase their share of the NPU, signal processing IP and wireless connectivity markets and are reducing their licensing and royalty fees to attract customers. The rapid pace of technological change, including as a result of the proliferation of AI and high demand for AI-related products and services, can create opportunities for our competitors and harm our competitiveness in the market if our products do not evolve or we are unable to effectively keep up with such changes.

14

The evolution of AI architectures, foundation models, software frameworks and hardware acceleration requirements may require continuous and significant investment in both hardware and software toolchains. If we fail to anticipate or respond to changes in AI compute requirements, including higher-performance and generative AI use cases across PCs, smartphones, automotive and edge infrastructure applications, our competitiveness could be adversely affected.

The following industry players and factors may have a significant impact on our competitiveness:

DSP / Signal Processing

- We compete directly in the signal processing cores space with Verisilicon and Cadence.

CPU / Configurable CPU / RISC-V

- We compete with CPU IP or configurable CPU IP providers (offering DSP configured CPU and/or DSP acceleration and/or connectivity capabilities to their IP), such as Arm, Cadence, GlobalFoundries and the RISC-V open source. The increasing adoption of open-source processor architectures, including RISC-V-based ecosystems, may intensify pricing pressure and increase customer alternatives to licensable IP solutions.

In-House / Vertical Integration Risk

- We compete with custom ASIC providers and internal engineering teams at companies such as Marvell, Broadcom, ST, and NXP that may design programmable DSP core products and signal processing cores in-house and therefore not license our technologies. Large technology companies and OEMs may increasingly develop proprietary AI, connectivity or system-level silicon solutions in-house, including NPUs and integrated system-on-chip architectures, which could reduce demand for third-party licensable IP.

Wireless Connectivity

- We compete in the short-range wireless markets with established and emerging wireless IP providers and internal engineering teams at companies such as Infineon, Silicon Labs and NXP. Competition in wireless connectivity may intensify as new entrants and vertically integrated semiconductor vendors seek to develop proprietary Wi-Fi, Bluetooth and cellular IoT solutions.

Imaging / Vision

- We compete in embedded imaging and vision market with Cadence, Videantis, Arm and Verisilicon.

Edge AI / NPU

- We compete in the edge AI (NPU) processor market with AI processor and accelerator providers, including Arm, Cadence, Cambricon, Digital Media Professionals (DMP), Quadric, Imagination Technologies, Nvidia open source NVDLA and Verisilicon, and with internal engineering teams at companies such as Infineon, Silicon Labs and NXP.
  - We also compete with emerging AI accelerator providers, open-source hardware initiatives, chiplet-based AI architectures and large technology companies developing proprietary AI silicon for PCs, smartphones, automotive systems and edge infrastructure.

Audio / Voice

- We compete in the audio and voice applications market with Arm, Cadence and Verisilicon.

Spatial Audio / Motion

- We compete in the Spatial Audio and Motion Sensing software market with Waves, Dolby, and CyweeMotion and internal engineering teams at companies such as Apple.

In addition, we may face increased competition from smaller, niche semiconductor design companies in the future. Some of our customers also may decide to satisfy their needs through in-house design. We compete on the basis of signal processing IP performance, NPU efficiency, first-to-market availability for latest generation wireless standards, overall chip cost, power consumption, flexibility, reliability, communication and multimedia software availability, design cycle time, tool chain, customer support, name recognition, reputation and financial strength. Our inability to compete effectively on these bases could have a material adverse effect on our business, results of operations and financial condition.

Because our IP solutions are components of end products, if semiconductor companies and electronic equipment manufacturers do not incorporate our solutions into their end products, or if the end products of our customers do not achieve market acceptance, we may not be able to generate adequate sales of our products.

We do not sell our IP solutions directly to end-users; we license our technology primarily to semiconductor companies and original equipment manufacturers, who then incorporate our technology into the products they sell. As a result, we rely on our customers to incorporate our technology into their end products at the design stage. Once a company incorporates a competitor's technology into its end product, it becomes significantly more difficult for us to sell our technology to that company because changing suppliers involves significant cost, time, effort and risk for the company. As a result, we may incur significant expenditures on the development of a new technology without any assurance that our existing or potential customers will select our technology for incorporation into their own product and without this "design win," it becomes significantly more difficult to sell our IP solutions. Moreover, even after a customer agrees to incorporate our technology into its end products, the design cycle is long and may be delayed due to factors beyond our control, which may result in the end product incorporating our technology not reaching the market until long after the initial "design win" with such customer. From initial product design-in to volume production, many factors could impact the timing and/or amount of sales actually realized from the design-in. These factors include, but are not limited to, changes in the competitive position of our technology, our customers' financial stability, and our customers' ability to ship products according to our customers' schedule. Moreover, adverse changes in global or regional economic conditions and geopolitical uncertainty may further prolong a customer's decision-making process and design cycle.

Further, because we do not control the business practices of our customers, we do not influence the degree to which they promote our technology or set the prices at which they sell products incorporating our technology. We cannot assure you that our customers will devote satisfactory efforts to promote their end products which incorporate our IP solutions.

In addition, our royalties from licenses and therefore the growth of our business, are dependent upon the success of our customers in introducing products incorporating our technology and the success of those products in the marketplace. The primary customers for our products are semiconductor design and manufacturing companies, system OEMs and electronic equipment manufacturers. All of the industries we license into are highly competitive, cyclical and have been subject to significant economic downturns at various times. These downturns are characterized by production overcapacity and reduced revenues, which at times may encourage semiconductor companies or electronic product manufacturers to reduce their expenditure on our technology. If we do not retain our current customers and continue to attract new customers, our business may be harmed.

We depend on market acceptance of third-party semiconductor intellectual property.

The semiconductor intellectual property (SIP) industry is a relatively small and emerging industry. Our future growth will depend on the level of market acceptance of our third-party licensable IP model, the variety of IP offerings available on the market, and a shift in customer preference away from in-house development of proprietary signal processing IP or AI IPs towards licensing open signal processing IP cores and platforms and AI IPs. Furthermore, the third-party licensable IP model is highly dependent on the market adoption of new services and products with standards that continue to advance, such as ubiquitous connectivity, and the increased use of advanced audio, voice, vision and motion sensing in conjunction with AI in the consumer, industrial, infrastructure, automotive, mobile and PC markets in which we participate. Such market adoption is important because the increased cost associated with ownership and maintenance of the more complex architectures needed for the advanced services and products may motivate companies to license third-party IP rather than design them in-house.

The trends that would enable our growth are largely beyond our control. Semiconductor customers also may choose to adopt a multi-chip, off-the-shelf chip solution versus IP licensing or using highly-integrated chipsets that embed our technologies. If the above referenced market shifts do not materialize or third-party SIP does not achieve market acceptance, our business, results of operations and financial condition could be materially harmed.

If we are unable to meet the changing needs of our end-users or address evolving market demands, our business may be harmed.

The markets for our IP solutions are characterized by rapidly changing technology, emerging markets and new and developing end-user needs, requiring significant expenditures for research and development. We expect that the market for our products will continually evolve and will be subject to rapid technological change. For example, new products and disruptive technologies are being developed, and companies with which we compete have implemented AI strategies for products and service offerings. We cannot assure you that we will be able to introduce systems and solutions that reflect prevailing industry standards on a timely basis, meet the specific technical requirements of our end-users, or avoid significant losses due to rapid decreases in market prices of our products, the failure of which could seriously harm our business. Further, we cannot assure you that the markets we chose to invest in will continue to be significant sources of revenue in the future. For example, while in May 2023, we acquired VisiSonics' spatial audio business to bolster our position in wearables, we may not realize the benefits from this acquisition. In January 2024, we acquired an RF design group in Greece as part of our Ceva-Waves Links new product offering for Bluetooth and Wi-Fi radio technologies. We expect to begin commercial licensing of this product line in 2026, although its commercial success cannot be assured.

Our operating results are affected by the highly cyclical nature of and general economic conditions in the semiconductor industry, including in connection with significant supply chain disruptions.

We operate within the semiconductor industry, which experiences significant fluctuations in sales and profitability. Downturns in the semiconductor industry are characterized by diminished product demand, excess customer inventories, accelerated erosion of prices and excess production capacity, like recent memory price increases and supply constraints. The semiconductor industry may be negatively impacted by factors such as decreased consumer spending, macroeconomic uncertainty and slow or negative economic growth. Each of these factors could decrease consumer spending and business investment in technologies and products that contain semiconductors. We have previously experienced a reduction in revenue and operating losses during downturns in the semiconductor industry, and current macroeconomic factors affecting customer demand have been aggravated by certain factors such as high interest rates and geopolitical instability. During such downturns, we typically experience new design start push outs, greater pricing pressure and shifts in product and customer mix, which can adversely affect our gross margin and net income. Furthermore, any future upturn in the semiconductor industry could result in increased competition for market share in the growing signal processing IP and wireless connectivity markets. The semiconductor industry is also affected by seasonal shifts in demand, and as a result, we may experience short-term fluctuation in our results of operations from one period to the next. We are unable to predict the timing, duration or severity of any current or future downturns in the semiconductor industry.

We have also been subject to industry-wide supply constraints and inflationary price pressures, which have resulted in long lead times for new designs and supply chain disruptions for selling integrated circuits containing our technologies. For example, the semiconductor industry faced significant global supply chain disruptions as a result of the COVID-19 pandemic, both as a consequence of increased demand for devices enabling wireless connectivity and remote environments and supply constraints arising from the imposition of government restrictions on staffing and facility operations, and has more recently experienced disruptions and uncertainty due to cross-border tariffs. Further, the high interest rate environment, macroeconomic trends and geopolitical concerns, including ongoing conflict between Russia and Ukraine, unrest in the Middle East, economic slowdown in China, and increase memory chip pricing and short supply, among other things, can negatively impact general consumer and IoT demand, chill the market for new technology investments and adversely affect our revenues. To the extent the impact of such disruptive events and adverse economic trends continue or worsen, we anticipate having greater difficulty obtaining, or waiting longer to obtain, certain equipment, supplies and other materials necessary for performance of the services we provide to our customers, leading to volatility or declines in the semiconductor industry which could cause substantial fluctuations or declines in our revenues and results of operations.

Risks Related to Our Global Operating Business

Our quarterly operating results fluctuate from quarter to quarter due to a variety of factors, including our lengthy sales cycle, and may not be a meaningful indicator of future performance.

In some quarters our operating results could be below the expectations of securities analysts and investors, which could cause our stock price to fall. Factors that may affect our quarterly results of operations in the future include, among other things:

● the gain or loss of significant licensees, partly due to our dependence on a limited number of customers generating a significant amount of quarterly revenues;

● any delay in execution of any anticipated IP licensing arrangement during a particular quarter;

17

- delays in revenue recognition for some license agreements based on percentage of completion of customized work or other accounting reasons;

- the timing and volume of orders and production by our customers, as well as fluctuations in royalty revenues resulting from fluctuations in unit shipments by our licensees;

- royalty pricing pressures and reduction in royalty rates due to an increase in volume shipments by customers, end-product price erosion and competitive pressures;

- earnings or other financial announcements by our major customers that include shipment data or other information that implicates expectations for our future royalty revenues;

- the mix of revenues among IP licensing and related revenues, and royalty revenues;

- the timing of the introduction of new or enhanced technologies by us and our competitors, as well as the market acceptance of such technologies;

- the discontinuation, or public announcement thereof, of product lines or market sectors that incorporate our technology by our significant customers;

- our lengthy sales cycle and specifically in the third quarter of any fiscal year during which summer vacations slow down decision-making processes of our customers in executing contracts;

- delays in the commercialization of end products that incorporate our technology;

- currency fluctuations, mainly the Euro and the New Israeli Shekel versus the U.S. dollar;

- fluctuations in operating expenses and gross margins associated with the introduction of, and research and development investments in, new or enhanced technologies and adjustments to operating expenses resulting from restructurings;

- the approvals, amounts and timing of Israeli research and development government grants from the Israeli Innovation Authority of the Ministry of Economy and Industry in Israel (IIA), EU grants and French research tax credits;

- the impact of new accounting pronouncements, including the new revenue recognition rules;

- the timing of our payment of royalties to the IIA, which is impacted by the timing and magnitude of license agreements and royalty revenues derived from technologies that were funded by grant programs of the IIA;

- statutory changes associated with research tax benefits applicable to French technology companies;

- our ability to scale our operations in response to changes in demand for our technologies;

- entry into new end markets that utilize our signal processing IP, software and platforms;

- changes in our pricing policies and those of our competitors;

- restructuring, asset and goodwill impairment and related charges, as well as other tax write-offs and tax and accounting changes or adjustments, such as the fourth quarter 2023 tax charges related to Internal Revenue Code ("IRC") Section 174 and the fourth quarter 2025 tax charges related to deferred tax asset in France due to limitations of usage of customer withholding taxes;

- geopolitical conditions, including global trade competition and regulatory enhancements resulting from tariffs and business restrictions imposed by government entities, such as the restricted party lists promulgated, expanded and updated by the U.S. government during the last several years, and further tightening of restrictions on the transfer to China of certain advanced AI chips, semiconductors and supercomputing items, as well as other regulatory actions and changes that may adversely affect the business environment;

- general economic conditions, including the current economic conditions, and its effect on the semiconductor industry and sales of consumer products into which our technologies are incorporated;

- delays in final product delivery due to unexpected issues introduced by our service or EDA tool providers;

- delays in ratification of standards for Bluetooth, Wi-Fi, UWB or cellular standards that can affect the introduction of new products;

- constraints on chip manufacturing capacity due to high demand or shutdowns of semiconductor fabrication plants and other manufacturing facilities;

- reductions in demand for consumer and digital devices due to lockdowns or overall financial difficulties caused by future pandemic outbreaks or public health threats; and

- delays in the radio RF product line for Bluetooth and Wi-Fi productization and deployment.

Each of the above factors is difficult to forecast and could harm our business, financial condition and results of operations. Also, we license our technology to OEMs and semiconductor companies for incorporation into their end products for consumer, mobile and industrial products.

Our royalty revenues are affected by seasonal buying patterns of consumer products sold by OEMs, partially by our direct customers and partially by semiconductor customers that incorporate our technology into their end products and the market acceptance of such end products. The first quarter in any given year is usually a sequentially down quarter for us in relation to royalty revenues as this period represents lower post-holiday fourth quarter consumer and mobile product shipments. However, the magnitude of this first quarter decrease varies annually and has been impacted by global economic conditions, market share changes, exiting or refocusing of market sectors by our customers and the timing of introduction of new and existing mobile devices powered by Ceva technology sold in any given quarter compared to the prior quarter. While the high interest rate environment and macroeconomic concerns related to slowdowns experienced in 2023 and 2024 have largely abated, these conditions continue in certain areas. Along with new factors such as U.S.-China trade tensions, the limitation of EDA usage in early 2025, and memory chip price increases and supply shortages in the later part of 2025 and continuing into 2026, they distort more traditional seasonality trends.

Moreover, the semiconductor and consumer electronics industries remain volatile, which makes it extremely difficult for our customers and us to accurately forecast financial results and plan for future business activities. As a result, our past operating results should not be relied upon as an indication of future performance.

We rely significantly on revenues derived from a limited number of customers who contribute to our royalty and license revenues.

We derive a significant amount of revenues from a limited number of customers. Sales to UNISOC (formerly Spreadtrum Communications, Inc.), accounted for 15% and 15% of our total revenues for 2025 and 2024, respectively. With respect to our royalty revenues in particular, a small number of customers ship substantial volumes of products and thus pay outsized royalty revenues, with two royalty paying customers each representing 10% or more of our total royalty revenues for 2025, and collectively representing 39% of our total royalty revenues for 2025. Two royalty paying customers each representing 10% or more of our total royalty revenues for 2024, and collectively representing 46% of our total royalty revenues for 2024. We expect that a significant portion of our future revenues will continue to be generated by a limited number of customers. The loss of any significant royalty paying customer could adversely affect our near-term future operating results. Furthermore, consolidation among our customers may negatively affect our revenue source, increase our existing customers' negotiation leverage and make us further dependent on a limited number of customers. Moreover, the discontinuation of product lines or market sectors that incorporate our technology by our significant customers or a change in direction of their business and our inability to adapt our technology to their new business needs could have material negative implications for our future royalty revenues.

Our business is dependent on IP licensing and related revenues, which may vary from period to period.

License agreements for our IP products and platforms have not historically provided for substantial ongoing license payments, so past IP licensing revenues may not be indicative of the amount of such revenues in any future period. Significant portions of our anticipated future revenues, therefore, will likely depend upon our success in attracting new customers or expanding our relationships with existing customers. However, revenues recognized from licensing arrangements vary significantly from period to period, depending on the number and size of deals closed during a quarter, and are difficult to predict. Our ability to succeed in our licensing efforts will depend on a variety of factors, including the performance, quality, breadth and depth of our current and future product portfolio as well as our sales and marketing skills. In addition, some of our licensees may in the future decide to satisfy their needs through in-house design and production. Our failure to obtain licensing customers could impede our future revenue growth and materially harm our business.

Royalty and other payment rates could decrease for existing and future license agreements and other customer agreements, which could materially adversely affect our operating results.

Royalty payments to us under existing and future license agreements could be lower than currently anticipated for a variety of reasons. Average selling prices for semiconductor products generally decrease over time during the lifespan of a product. In addition, there are increasing downward pricing pressures in the semiconductor industry on end products incorporating our technology. As a result, notwithstanding the existence of a license agreement, our customers may demand that royalty rates for our products be lower than our historic royalty rates. We have in the past and may be pressured in the future to renegotiate existing license agreements with our customers. In addition, certain of our license agreements provide that royalty rates may decrease in connection with the sale of larger quantities of products incorporating our technology. Furthermore, our competitors may lower the royalty rates for their comparable products to win market share which may force us to lower our royalty rates as well. As a consequence of the above referenced factors, as well as unforeseen factors in the future, the royalty rates we receive for use of our technology could decrease, thereby decreasing future anticipated revenues and cash flow. Royalty revenues were approximately 42% and 44% of our total revenues for 2025 and 2024, respectively. Therefore, a significant decrease in our royalty revenues could materially adversely affect our operating results.

Furthermore, royalty rates may be negatively affected by macroeconomic trends or changes in products mix, and consolidation among our customers may increase the negotiation leverage of our existing customers. Moreover, changes in products mix such as an increase in lower royalty bearing products shipped in high volumes, like Bluetooth-based and cellular IoT products, in lieu of higher royalty bearing products like embedded application software could lower our royalty revenues. While we anticipate that integrating different IPs, such as Bluetooth and Wi-Fi, into combo solutions would enable us to charge higher royalties and increase licensing fees, any failure to successfully deliver such integrated combo solutions to customers could have a material adverse effect on our business, financial condition and results of operations.

Because we have significant international operations, with a significant concentration of revenues in China, we may be susceptible to political, economic and other conditions relating to our international operations that could increase our operating expenses and disrupt our revenues and business.

Approximately 82% of our total revenues for 2025 and 81% for 2024 were derived from customers located outside of the United States. Revenues from customers located in the Asia Pacific (APAC) region account for a substantial portion of these revenues, with significant concentration of revenues in China, which accounted for 62% and 49% of total revenues for 2025 and 2024, respectively. We expect that international customers generally, and sales to the APAC region and China in particular, will continue to account for a significant portion of our revenues for the foreseeable future. While we anticipate that we can expand our customer base and revenues in Europe and the U.S., the present concentration of revenues from a single country significantly increases our risk profile, and the occurrence of any negative international political, economic or geographic events, including any financial crisis, trade restrictions or disputes or other major event causing business disruption in China, such as the heightening of tensions between China and Taiwan, the broader APAC region and other international jurisdictions, or increased pressure within China on using domestic over foreign technology, could result in significant revenue shortfalls. These shortfalls could cause our business, financial condition and results of operations to be harmed. Some of the risks of doing business internationally include:

● unexpected changes in regulatory requirements;

● fluctuations in the exchange rate for the U.S. dollar;

● imposition of tariffs and other barriers and restrictions, including trade tensions such as U.S.-China trade tensions;

● burdens of complying with a variety of foreign laws, treaties and technical standards;

● uncertainty of laws and enforcement in certain countries relating to the protection of IP;

● multiple and possibly overlapping tax structures and potentially adverse tax consequences;

● political and economic instability, including military activities, terrorist attacks and protectionist policies; and

● changes in diplomatic and trade relationships.

For example, in October 2023, December 2024 and January 2025, the U.S. Department of Commerce Bureau of Industry and Security tightened export controls, restrictions and compliance burdens on the transfer to China of certain advanced computing chips, semiconductors and supercomputing items, software and technology subject to U.S. export controls, including certain non-U.S. origin items, in addition to restricting transactions with certain semiconductor fab facilities in China. Moreover, restrictions were implemented on U.S. persons' activities in support of the transfer of certain items not subject to U.S. export controls. We continue to assess the potential impact of these restrictions on our operations, and these restrictions are in addition to existing license requirements and company-specific designations affecting trade in the APAC region. Actions of any nature, including future new trade controls, could affect specific customers, industries and technologies produced inside and outside the United States, and may reduce our revenues and adversely affect our business and financial results.

New tariffs, trade measures and other geopolitical risks and instability could adversely affect our consolidated results of operations, financial position and cash flows.

Tensions between the U.S. and China have been escalating in recent years, and a number of factors may exacerbate these tensions in the future. In addition, Russian military activities in Ukraine have resulted in increased sanctions and export controls against Russia and Belarus, and could also increase China/Taiwan political tensions and a worsening of U.S./China trade and other relations. Trade tensions between the U.S. and China and other geopolitical instabilities have resulted, and could in the future result, in significant tariff increases, sanctions against specified entities, and the broadening of restrictions and license requirements for specified transfers and uses of products. For example, the ongoing geopolitical and economic uncertainty between the U.S. and China, the unknown impact of current and future U.S. and Chinese trade regulations and other geopolitical risks with respect to China and Taiwan, may cause further disruptions in the semiconductor industry and its supply chain, decreased demand from customers for the ultimate products using our IP solutions, or other disruptions which may, directly or indirectly, materially harm our business, financial condition and results of operations.

In addition, critical metals and materials used in semiconductors, such as Palladium, are sourced in Russia, and sanctions against Russia could impact the semiconductor supply chain. While tariffs and other retaliatory trade measures imposed by other countries on U.S. goods have not yet had a significant impact on our business or results of operations, our revenues are increasingly concentrated in China and the broader APAC region, and we cannot predict further developments. Thus, existing or future tariffs could have a material adverse effect on our consolidated results of operations, financial position and cash flow. Further changes in U.S. trade policy could trigger retaliatory actions by affected countries, which could impose restrictions on our ability to do business in or with affected countries or prohibit, reduce or discourage purchases of our products by foreign customers, and higher prices for our products in foreign markets. For example, there are risks that the Chinese government may, among other things, require the use of local suppliers, compel companies that do business in China to partner with local companies to conduct business and provide incentives to government-backed local customers to buy from local suppliers. Changes in, and responses to, U.S. trade policy could reduce the competitiveness of our products and cause our sales and revenues to drop, which could materially and adversely impact our business and results of operations.

Changes in the U.S. trade environment, including uncertainty over global tariffs and the financial impact of tariffs, as well as economic uncertainty associated with geopolitics, may negatively affect our business, financial condition and results of operations.

The United States has enacted and proposed to enact significant new tariffs, as well as changes to existing tariffs. In addition, changes to U.S. trade policies, treaties and tariffs have resulted and may continue to result in retaliatory tariffs enacted by trading partners in response to such actions. Trade restrictions and rising political tensions could reduce trade volume, investment and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could negatively impact our customers and other stakeholders. For example, these developments or a perception of these developments could cause our customers or potential customers to delay or re-evaluate their decisions to initiate various projects which in turn could result in a delay or cessation of engagement or other business activities with us, and which could result in lower licensing revenues. In addition, lower consumer demand may result in lower royalty revenues as our customers ship fewer units. All these developments could negatively impact our business, financial condition and results of operations, and may make it difficult for us to forecast and plan future budgetary decisions or business activities accurately.

Our success will depend on our ability to successfully manage our geographically dispersed operations.

Most of our research and development staff is located in Israel. We also have research and development teams in Greece, France, Ireland, Serbia, the United Kingdom and the United States. Accordingly, our ability to compete successfully will depend in part on the ability of a limited number of key executives located in geographically dispersed offices to manage our research and development staff and integrate them into our operations to effectively address the needs of our customers and respond to changes in our markets. If we are unable to effectively manage and integrate our geographically dispersed operations, our business may be materially harmed.

Our operations in Israel may be adversely affected by instability in the Middle East region.

One of our principal research and development facilities is located in Israel, and most of our executive officers are residents of Israel. Although substantially all of our sales currently are made to customers outside of Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel, including Israel's war with Hamas that began on October 7, 2023 or the subsequent war in the north with Hezbollah in Lebanon and the attacks from Iran and Yemen. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld. In October 2025, a ceasefire agreement was reached between Israel and Hamas, leading to a cessation of direct conflict between these parties. However, the situation remains volatile, with the potential for renewed escalation, particularly with escalated tensions between the U.S., Iran and Israel. While there are currently attempts for diplomatic solution, there can be no assurance that such solution will be reached and that there will not be further escalations to the situation. The intensity and duration of these conflicts, as well as their economic implications for the Company and Israel's economy, remain difficult to predict. Certain of our employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called to active military duty at any time. Such employees may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations.

Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Terrorist attacks, acts of war or military actions and/or other civil unrest may adversely affect the territories in which we operate and our business, financial condition and operating results.

Terrorist attacks and attempted terrorist attacks, military responses to terrorist attacks, other military actions, including illegal invasion of sovereign countries, or governmental action in response to or in anticipation of a terrorist attack or civil unrest or foreign invasion, may adversely affect prevailing economic conditions, resulting in work stoppages, reduced consumer spending or reduced demand for end products that incorporate our technologies. These developments subject our worldwide operations to increased risks and, depending on their magnitude, could reduce net sales and therefore could have a material adverse effect on our business, financial condition and operating results.

Our research and development expenses may increase if the grants we currently receive from the Israeli government are reduced or withheld.

We currently receive research grants mainly from programs of the IIA. Since 2023, such grants decreased significantly as compared to 2022 and previous years due to changes in the criteria adopted by the IIA regarding larger and better funded corporations, in light of the high interest rate environment and difficulties for smaller companies to raise money, and we expect to receive fewer grants from the IIA in the future relative to past periods as well. We recorded aggregate research grants of $1.41 million and $1.41 million in 2025 and 2024, respectively. To remain eligible for the grants we have received, we must meet certain development conditions and comply with periodic reporting obligations. Although we have met such conditions in the past, should we fail to meet such conditions in the future our research grants may be repayable, reduced or withheld. The repayment or reduction of such research grants may increase our research and development expenses which in turn may reduce our operating income. Also, the timing of such payments from the IIA may vary from year to year and quarter to quarter, and we have no control on the timing of such payments.

We face a highly competitive employment market and depend on a limited number of key personnel who would be difficult to replace, and changes in our management and sales teams may adversely affect our operations.

We face a highly competitive employment market and are dependent upon our ability to identify, attract, motivate and retain qualified engineers with the requisite educational background and industry experience. In addition, as we continue to expand our global presence, our success will increasingly depend to a significant extent upon certain of our key employees, senior management and core sales and marketing personnel, the loss of whom could materially harm our business. In the current environment where many employees have become accustomed to remote work environments and frequent job changes, integration of employees into our company culture and retention of employees is becoming increasingly difficult. The loss of any of our senior management team or a

significant number of our engineers could significantly disrupt our development efforts or business relationships and our ability to continue to innovate and to meet customers' needs.

23

The sales cycle for our IP and related solutions is lengthy, and even approved projects may have structured payment terms, which makes forecasting of our customer orders and revenues difficult.

The sales cycle for our IP and related solutions is lengthy, often lasting three to nine months. Our customers generally conduct significant technical evaluations, including customer trials, of our technology as well as competing technologies prior to making a purchasing decision. Purchasing decisions also may be delayed because of a customer's internal budget approval process. In addition, given the current market conditions, we have less ability to predict the timing of our customers' purchasing cycle and potential unexpected delays in such a cycle. Because of the lengthy sales cycle and potential delays, our dependence on a limited number of customers to generate a significant amount of revenues for a particular period and the size of customer orders, if orders forecasted for a specific customer for a particular period do not occur in that period, our revenues and operating results for that particular quarter could suffer. Furthermore, even approved projects may be subject to tranche or milestone-based payment structures, rather than upfront payments, which may cause delays in our performance of the relevant work and revenue recognition. Moreover, a portion of our expenses related to an anticipated order is fixed and difficult to reduce or change, which may further impact our operating results for a particular period.

We may seek to expand our business in ways that could result in diversion of resources and extra expenses.

We may in the future pursue acquisitions of businesses, products and technologies, establish joint venture arrangements or make minority equity investments to expand our business. We are unable to predict whether or when any prospective acquisition, equity investment or joint venture will be completed. The process of negotiating potential acquisitions, joint ventures or equity investments, as well as the integration of acquired or jointly developed businesses, technologies or products may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management's attention. We cannot assure you that we will be able to successfully identify suitable acquisition or investment candidates, complete acquisitions or investments, or integrate acquired businesses or joint ventures with our operations. If we were to make any acquisition or investment or enter into a joint venture, we may not receive the intended benefits of the acquisition, investment or joint venture or such an acquisition, investment or joint venture may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. Future acquisitions, investments or joint ventures may require substantial capital resources, which may require us to seek additional debt or equity financing.

Future acquisitions, joint ventures or minority equity investments by us could result in the following, any of which could seriously harm our results of operations or the price of our stock:

- issuance of equity securities that would dilute our current stockholders' percentages of ownership;

- large one-time write-offs or equity investment impairment write-offs;

- incurrence of debt and contingent liabilities;

- difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

- inability to realize cost efficiencies or synergies, thereby incurring higher operating expenditures as a result of the acquisition;

- diversion of management's attention from other business concerns;

- contractual disputes;

- risks of entering geographic and business markets in which we have no or only limited prior experience; and

- potential loss of key employees of acquired organizations.

Because our IP and related solutions are complex, the detection of errors in our products may be delayed, and if we deliver products with defects, our credibility will be harmed, the sales and market acceptance of our products may decrease and product liability claims may be made against us.

Our IP and related solutions are complex and may contain errors, defects and bugs when introduced. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be significantly harmed. Furthermore, the nature of our products may also delay the detection of any such error or defect. If our products contain errors, defects and bugs, then we may be required to expend significant capital and resources to alleviate these problems. This could result in the diversion of technical and other resources from our other development efforts. Any actual or perceived problems or delays may also adversely affect our ability to attract or retain customers. Furthermore, the existence of any defects, errors or failure in our products could lead to product liability claims or lawsuits against us or against our customers. A successful product liability claim could result in substantial cost and divert management's attention and resources, which would have a negative impact on our financial condition and results of operations.

Our product development efforts are time-consuming and expensive and may not generate an acceptable return, if any.

Our product development efforts require us to incur substantial research and development expenses. Our research and development expenses were approximately $74.8 million and $71.6 million for 2025 and 2024, respectively. We may not be able to achieve an acceptable return, if any, on our research and development efforts.

The development of our products is highly complex. We occasionally have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future. Unanticipated problems in developing products could also divert substantial engineering resources, which may impair our ability to develop new products and enhancements and could substantially increase our costs. Furthermore, we may expend significant amounts on research and development programs that may not ultimately result in commercially successful products. Our research and development expense levels have increased steadily in the past few years. As a result of these and other factors, we may be unable to develop and introduce new products successfully and in a cost-effective and timely manner, and any new products we develop and offer may never achieve market acceptance. Any failure to successfully develop future products would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to adequately protect our IP.

Our success and ability to compete depend in large part upon the protection of our proprietary technologies. We rely on a combination of patent, copyright, trademark, trade secret, mask work and other IP rights, confidentiality procedures and IP licensing arrangements to establish and protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third-party infringement or protect us from the claims of others. As a result, we face risks associated with our patent position, including the potential need to engage in significant legal proceedings to enforce our patents, the possibility that the validity or enforceability of our patents may be denied, the possibility that third parties will be able to compete against us without infringing our patents and the possibility that our products may infringe patent rights of third parties.

Our trade names or trademarks may be registered or utilized by third parties in countries other than those in which we have registered them, impairing our ability to enter and compete in those markets. If we were forced to change any of our brand names, we could lose a significant amount of our brand identity.

Our business will suffer if we are sued for infringement of the IP rights of third parties or if we cannot obtain licenses to these rights on commercially acceptable terms.

We are subject to the risk of adverse claims and litigation alleging infringement of the IP rights of others. There are a large number of patents held by others, including our competitors, pertaining to the broad areas in which we are active. We have not, and cannot reasonably, investigate all such patents. From time to time, we have become aware of patents in our technology areas and have sought legal counsel regarding the validity of such patents and their impact on how we operate our business, and we will continue to seek such counsel when appropriate in the future. In addition, patent infringement claims are increasingly being asserted by patent holding companies (so-called patent "trolls"), which do not use technology and whose sole business is to enforce patents against companies, such as us, for monetary gain. Because such patent holding companies do not provide services or use technology, the assertion of our own patents by way of counter-claim may be ineffective. Infringement claims may require us to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of these claims. Any necessary licenses may not be available or, if available, may not be obtainable on commercially reasonable terms. If we cannot obtain necessary licenses on commercially reasonable terms, we may be forced to stop licensing our technology, and our business would be seriously harmed.

Cybersecurity threats or other security breaches could compromise sensitive information belonging to us or our customers and could harm our business and our reputation.

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, "IT Systems"). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. We and certain of our third-party vendors store and process sensitive data, including IP, proprietary business information and information about individuals such as our customers and employees (collectively, "Confidential Information"). Despite our security measures, our IT Systems may be vulnerable to attacks by hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), or breaches due to employee error, malfeasance or other disruptions that could result in unauthorized access to, disclosure or loss of sensitive data. Because the techniques used to obtain unauthorized access to networks, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools—including artificial intelligence—that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information.

Any adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Any or all of the foregoing could materially adversely affect our business, results of operations, and financial condition. Finally, we cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

Any actual or perceived failure to comply with new or existing laws, regulations and other requirements relating to the privacy, security and processing of Personal Information could adversely affect our business, results of operations, or financial condition.

In connection with running our business, we receive, store, use and otherwise process information that relates to individuals and/or constitutes "personal data," "personal information," "personally identifiable information," or similar terms under applicable data privacy laws (collectively, "Personal Information"), including from and about actual and prospective customers, as well as our employees and business contacts. We are therefore subject to a variety of federal, state and foreign laws, regulations and other requirements relating to the privacy, security and handling of Personal Information.

The application and interpretation of such requirements are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, these requirements may be either unclear in their interpretation and application or they may have inconsistent or conflicting requirements with each other. Further, there has been a substantial increase in legislative activity and regulatory focus on data privacy and security in the United States and elsewhere, including in relation to cybersecurity incidents. In addition, some such requirements place restrictions on our ability to process Personal Information across our business or across country borders.

It is possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes, or change our handling of information and business operations, which could ultimately hinder our ability to grow our business by extracting value from our data assets. In addition, any failure or perceived failure by us to comply with laws, regulations and other requirements relating to the privacy, security and handling of information could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. These proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

Risks Related to Finance, Accounting and Taxation

The nature of our business requires the application of complex revenue recognition rules. Significant changes in U.S. generally accepted accounting principles, or GAAP, including the adoption of the new revenue recognition rules, could materially affect our financial position and results of operations.

We prepare our financial statements in accordance with GAAP, which is subject to interpretation or changes by the Financial Accounting Standards Board, or FASB, the SEC, and other various bodies formed to promulgate and interpret appropriate accounting principles. New accounting pronouncements and changes in accounting principles have occurred in the past and are expected to occur in the future, which may have a significant effect on our financial results. Recognizing royalty revenue on a lag time basis is not permitted. As a result, the royalties we generate from customers is based on royalty of units shipped during the quarter as estimated by our customers, not a quarter in arrears that we previously report. Adoption of this standard and any difficulties in implementation of changes in accounting principles, including uncertainty associated with royalty revenues for the quarter based on estimates provided by our customer, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us.

Changes in our tax rates or exposure to additional income tax liabilities or assessments could adversely impact our cash flow, financial condition and results of operations.

We are subject to income taxes in the United States and various foreign jurisdictions. In addition to our significant operations in Israel and France, we have operations in Ireland, the United Kingdom, Serbia, China, Japan and Greece. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. In the ordinary course of a global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain. Due to the potential for changes to tax laws and regulations or changes to the interpretation thereof, the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, the complexity of our intercompany arrangements, uncertainties regarding the geographic mix of earnings in any particular period, the potential decision or need to transfer cash or other assets from one jurisdiction to another, potential for tax authorities to challenge the manner in which our subsidiaries' profits are currently recognized, and other factors, our estimates of effective tax rate and income tax assets and liabilities can be incorrect, we could lose the ability to use certain deferred tax assets, we could incur significant additional taxes in connection with a specific transaction, our overall tax expenses could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected. The impact of the factors referenced in this paragraph may also be substantially different from period-to-period.

For example, a substantial portion of our taxable income historically has been generated in our subsidiaries outside the U.S. Although some of these non-U.S. subsidiaries historically are taxed at rates lower than the U.S. tax rates, the tax rates in these jurisdictions could nevertheless result in a substantial increase as a result of withholding tax expenses with respect to which we are unable to obtain a refund from the relevant tax authorities. If our non-U.S. subsidiaries were to no longer qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. A mix of our revenues in each of these locations may change the mix of our taxable income, and as a result, our overall tax rate may increase.

U.S. tax regulations are also implicated by our international operations. For example, certain of our taxes may be "double taxed" in both foreign jurisdictions and the U.S., including with respect to our taxes on our Irish and Israeli interest income. While we have elected to account for global intangible low-taxed income (GILTI) as a current-period expense when incurred, legislation and clarifying guidance are expected to continue to be issued by the U.S. Treasury Department and various states in future periods, which could have a material adverse impact on the value of our U.S. deferred tax assets, result in significant changes to currently computed income tax liabilities for past and current tax periods, and increase our future U.S. tax expense. We could also incur additional tax expenses as a result of moving off-shore cash to our U.S. entity. Out of total cash, cash equivalents, bank deposits and marketable securities of $222.0 million at year end 2025, $120.6 million was held by our foreign subsidiaries, with $101.4 million held in the U.S., which could make capital expenditures to expand operations in the U.S., by conducting strategic transactions more expensive. In addition, beginning in our fiscal year 2022, the Tax Cuts and Jobs Act of 2017 eliminates the option to deduct research and development expenditures in the year incurred, requiring amortization in accordance with Internal Revenue Code (IRC) Section 174. On July 25, 2025, a change in tax law occurred that now allows for the full deduction of domestic research and development expenditures in the year incurred, but still requires the amortization of the same costs incurred in foreign jurisdictions. If this requirement is not repealed or otherwise modified, it will potentially materially increase our effective tax rate and reduce our operating cash flows in future years.

Furthermore, several countries, including the U.S. and Ireland, as well as the Organization for Economic Cooperation and Development have reached agreement on a global minimum tax initiative. Many countries are also actively considering changes to existing tax laws or have proposed or enacted new laws that could increase our tax obligations in countries where we do business or cause us to change the way we operate our business.

Finally, our determination of our tax liability in the U.S. and other jurisdictions, including our intercompany transfer pricing, is subject to review by applicable domestic and foreign tax authorities. Although we believe that our tax estimates are reasonable, due to the complexity of our corporate structure, the multiple intercompany transactions and the various tax regimes, we cannot assure you that a tax audit or tax dispute to which we may be subject will result in a favorable outcome for us. If taxing authorities do not accept our tax positions and impose higher tax rates on our foreign operations, our overall tax expenses could increase.

The French and Greece tax benefits that we currently receive and the government programs in which we participate require us to meet certain conditions and may be terminated or reduced in the future, which could increase our tax expenses.

Our French subsidiary is entitled to a tax benefit of 10% applied to specific revenues under the French IP Box regime. The French IP Box regime applies to net income derived from the licensing, sublicensing or sale of several IP rights such as patents and copyrighted software, including royalty revenues. This elective regime requires a direct link between the income benefiting from the preferential treatment and the research and development expenditures incurred and contributing to that income. Qualifying income may be taxed at a favorable 10% CIT rate (plus social surtax, hence 10.3% in total). This French IP Box regime was enacted into the French tax law as of January 1, 2019, and the final version of the Official guidance of the French tax authorities (FTA) was published on April 22, 2020. Different interpretations of the French law by the French tax authorities regarding the French IP Box regime may impose higher tax rates on our French operations and our overall tax expenses could increase.

We are exposed to fluctuations in currency exchange rates.

A significant portion of our business is conducted outside the United States. Although most of our revenues are transacted in U.S. dollars, we may be exposed to currency exchange fluctuations in the future as business practices evolve and we are forced to transact business in local currencies. Moreover, the majority of our expenses are denominated in foreign currencies, mainly New Israeli Shekel ("NIS") and the Euro, which subjects us to the risks of foreign currency fluctuations. Our primary expenses paid in currencies other than the U.S. dollar are employee salaries. Increases in the volatility of the exchange rates of currencies other than the U.S. dollar versus the U.S. dollar could have an adverse effect on the expenses and liabilities that we incur in currencies other than the U.S. dollar when remeasured into U.S. dollars for financial reporting purposes. For example, the strengthening of the NIS and the Euro against the U.S. dollar in the recent past has created foreign exchange headwinds across the industry, causing our U.S. dollar value of our NIS and Euro denominated operating and financial expenses to increase, including payroll and other local operating costs, as well as foreign exchange loss, and could materially adversely affect our operating results.

We have instituted a foreign cash flow hedging program to minimize the effects of currency fluctuations. However, hedging transactions may not successfully mitigate losses caused by currency fluctuations, and our hedging positions may be partial or may not exist at all in the future. We also review our monthly expected non-U.S. dollar denominated expenditure and look to hold equivalent non-U.S. dollar cash balances to mitigate currency fluctuations. However, in some cases, we expect to continue to experience the effect of exchange rate currency fluctuations on an annual and quarterly basis. For example, our EURO cash balances increase significantly on a quarterly basis beyond our EURO liabilities from the Crédit Impôt Recherche (CIR), which is generally refunded every three years. This has resulted in a foreign exchange gain of $0.61 million and a foreign exchange loss of $1.01 million (due to the devaluation of our Euro cash balances as the U.S. dollar strengthened significantly during this period as compared to the Euro) for 2025 and 2024, respectively.

Royalty reporting by our licensees may be inaccurate or understated or not sent on a timely basis.

We generate licensing revenue primarily from original equipment manufacturers and semiconductor companies who license our technologies and incorporate those technologies into their products. Our license agreements generally obligate our licensees to pay us a specified royalty for every product they ship that incorporates our technologies, and we rely on our licensees to report their shipments accurately. However, our licensees may not report their shipments on a timely basis, and it is inherently difficult to independently determine whether our licensees are reporting shipments accurately, particularly with respect to software incorporating our technologies because unauthorized copies of such software can be made relatively easily. A third party may disagree with our interpretation of the terms of a license agreement or, as a result of an audit, a third party could challenge the accuracy of our calculation. We are regularly involved in discussions with third party technology licensees regarding license terms. Most of our license agreements permit us to audit our licensees' records, and we routinely exercise these rights, typically by using an independent third party auditor. Such audits are generally expensive, time-consuming, and potentially detrimental to our ongoing business relationships with our licensees. In the past, some licensees have understated or failed to report the number of products incorporating our technologies that they shipped, and we have not been able to collect and recognize revenue to which we were entitled. We expect that we will continue to experience understatement and non-reporting of royalties by our licensees. We have been able to obtain certain recovery payments from licensees (either in the form of back payments or settlements), and such recoveries have become a recurring element of our business; however, we are unable to predict with certainty the revenue that we may recover in the future or our ability to continue to obtain such recoveries at all.

We are exposed to the credit and liquidity risk of our customers, and to credit exposure in weakened markets, which could result in material losses.

As we diversify and expand our addressable market in geographically dispersed regions, we will enter into IP licensing arrangements with first-time customers where we do not have full visibility of their creditworthiness. Furthermore, the instability of market conditions in certain areas in which we have expanded our business, including parts of the Asia Pacific region, drives an elevated risk of uncollectable accounts receivable and inability to recognize revenue from deals involving customers that may be in financial distress. Further, to the extent one or more of our customers commences bankruptcy or insolvency proceedings, contracts with these customers may be subject to renegotiation or rejection under applicable court proceeding. Although we monitor and attempt to mitigate credit risks, there can be no assurance that our efforts will be effective. While losses to date relating to the credit exposure of our customers have not been material, future losses, if incurred, could harm our business and have a material adverse effect on our operating results and financial condition.

If we determine that our goodwill and intangible assets have become impaired, we may incur impairment charges, which would negatively impact our operating results.

We hold significant goodwill on our balance sheet related to a number of strategic transactions over the years, including, for example, with respect to Parthus Technologies plc, our RivieraWaves business, Hillcrest and Spatial Audio assets, and, most recently, a design team in Greece. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations. Under U.S. GAAP, we assess potential impairment of our goodwill and intangible assets at least annually, as well as on an interim basis to the extent that factors or indicators become apparent that could reduce the fair value of any of our businesses below book value. Impairment may result from significant changes in the manner of use of the acquired asset, negative industry or economic trends and significant underperformance relative to historic or projected operating results. For example, in the third quarter of 2022, we recorded $3.6 million of impairment of intangible assets with respect to Immervision technology acquired in August 2019, as we decided to cease the development of this product line. If we determine that our goodwill and intangible assets have become impaired, we may incur impairment charges, which could negatively impact our operating results.

Risks Related to Ownership of Our Common Stock

The anti-takeover provisions in our certificate of incorporation and bylaws could prevent or discourage a third party from acquiring us.

Our certificate of incorporation and bylaws contain provisions that may prevent or discourage a third party from acquiring us, even if the acquisition would be beneficial to our stockholders. Our board of directors also has the authority to fix the rights and preferences of shares of our preferred stock and to issue such shares without a stockholder vote. Our bylaws also place limitations on the authority to call a special meeting of stockholders. We have advance notice procedures for stockholders desiring to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders. In addition, these factors may also adversely affect the market price of our common stock, and the voting and other rights of the holders of our common stock.

Our stock price may be volatile so you may not be able to resell your shares of our common stock at or above the price you paid for them.

Announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results, changes in the general conditions of the highly dynamic industry in which we compete or the national economies in which we do business, and other factors could cause the price of our common stock to fluctuate, perhaps substantially. For example, if we fail to achieve our near-term financial guidance, or fail to show overall business growth and expansion, our stock price may significantly decline. In addition, in recent years, the stock market has experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. These factors and fluctuations could have a material adverse effect on the market price of our common stock.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   Cybersecurity

Cybersecurity represents an important component of our overall approach to enterprise risk management ("ERM") and is one of the key risks identified for oversight by the board of directors through our annual ERM assessment. Our ERM approach generally, and our cybersecurity practices in particular, are based upon industry standards and implemented using managed security applications. We generally approach cybersecurity threats through a cross-functional approach which endeavors to: (i) prevent and mitigate cybersecurity threats to the Company; (ii) maintain the confidence of our customers, clients and business partners; (iii) preserve the confidentiality of our employee's information; and (iv) protect our IP.

Risk Management and Strategy

Our cybersecurity program focuses on the following areas:

- **Vigilance**: We maintain 24/7 cybersecurity threat operations designed to rapidly detect, contain and respond to cybersecurity threats and incidents.

- **Systems Safeguards**: We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats. These safeguards include firewalls, intrusion prevention and detection systems, anti-malware functionality, access controls and ongoing vulnerability assessments.

- **Third-Party Management**: We screen vendors, service providers and other third parties that may gain access to our systems based on their expertise, reliability, reputation and industry credentials, and have implemented measures to further enable us to identify and oversee cybersecurity risks presented users of our systems.

- **Education**: All of our employees are trained at least annually on cybersecurity threats and our information security procedures, which reinforces our information security policies, standards and practices.

- **Incident Response Planning**: We have established and continue to maintain an incident response plan that addresses our response to a cybersecurity incident.

- **Communication and Coordination**: We utilize a cross-functional approach to address the risk from cybersecurity threats, involving management personnel from the technology, operations, legal, risk management, internal audit and other key business functions, as well as including our board of directors in an ongoing dialogue regarding cybersecurity threats and incidents.

- **Governance**: Our board of directors' oversight of cybersecurity risk management is supported by our Chief Financial Officer and Compliance Officer, who interacts directly with, and is provided relevant information by, our cybersecurity team. While our board of directors has the ultimate oversight responsibility over the management of cybersecurity risk, our audit committee reviews the risk management process relating to cybersecurity on a regular basis.

We evaluate the effectiveness of our cybersecurity threat risk management through the assessment and testing of our processes and practices. We periodically engage consultants, auditors and other third parties to perform assessments on our cybersecurity measures. The assessments include information security maturity evaluations, independent environmental security control reviews, operating effectiveness and penetration testing. We make adjustments to our cybersecurity processes and practices as necessary based on the information provided by the third-party assessments and reviews.

Governance

Our board of directors as a whole is responsible for overseeing the management of risks pertaining to cybersecurity threats. Our board periodically receives presentations and reports from the management team on information regarding the policies, processes and practices that we implement to address risks from cybersecurity threats including, for example, discussion of recent developments, evolving standards, third-party and independent reviews, the threat environment and technological trends. Additionally, to the extent we identify any cybersecurity incident that could pose a significant risk to the Company, the board of directors will receive prompt and timely information regarding the incident and ongoing updates until such incidents have been addressed. While the full board has the ultimate oversight responsibility, our audit committee reviews the risk management processes relating to cybersecurity on a regular basis.

Our cybersecurity team is composed of the global head of Information Technology & Management Information Systems, the Chief Information Security Officer ("CISO") and deputy CISO. This cybersecurity team, along with internal security stakeholders, are the team members principally responsible for overseeing and implementing our cybersecurity risk management program. Our cybersecurity team members each possess 15-35 years of cybersecurity experience, with strong educational qualifications including post-secondary education, industry certifications and other relevant developmental training.

The cybersecurity team works collaboratively across the Company to implement customized programs designed to protect and respond to cybersecurity threats and to promptly respond to any cybersecurity incidents. To facilitate the success of this program, multi-disciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with our incident response plan. Chief concerns are reported to our broader management team when appropriate.

We have not previously experienced any material cybersecurity incidents. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

ITEM 2.   PROPERTIES

Our headquarters are located in Rockville, Maryland, where we conduct research and development and administration activities in a 9,913 square foot facility under a lease expiring in 2028.

In 2025, we entered into an operating lease agreement for new offices in Ra'anana, Israel, with the lease commencing on December 31, 2025. The facility, which spans 43,056 square feet and supports our research and development, sales and marketing and administrative activities, is leased through 2035, with an option to extend for an additional five-year term. In January 2026, we terminated our lease in Herzliya, Israel, where we had occupied a 57,425-square-foot space.

We also have principal offices where we conduct research and development, sales and marketing and administration activities in Sophia Antipolis, France, where we have a 10,823 square foot facility lease expiring in 2031.

We lease eight other buildings for our main additional engineering, sales, marketing, administrative, support and operations, including two other facilities located in China, and one other facility located in each of the U.S., U.K., Ireland, Serbia, Greece and Japan. Together with our principal offices (excluding the office in Herzliya, Israel), these 11 facilities cover an aggregate of approximately 87,076 square feet, ranging from 1,132 square feet to 43,056 square feet, with lease terms expiring from 2026 to 2035.

ITEM 3.   LEGAL PROCEEDINGS

We are subject to legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business. As of December 31, 2025, these matters have resulted in provision of approximately $300,000 on the consolidated balance sheet. We are not a party to any other legal proceedings, the adverse outcome of which, in management's opinion, would have a material adverse effect on our results of operations or financial position.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Below are the names, ages and principal recent business experience of our current executive officers. All such persons have been appointed by our board of directors to serve until their successors are elected and qualified or until their earlier resignation or removal.

Amir Panush, age 52, joined our board of directors on February 13, 2024 and has served as our Chief Executive Officer since January 2023. He joined us from InvenSense, Inc., a TDK group company, where he served as Chief Executive Officer and General Manager of TDK Corporation's MEMS Sensors Business Group. Mr. Panush previously held various leadership positions at TDK following TDK's successful acquisition of InvenSense in 2017. Mr. Panush joined InvenSense in 2015, serving as head of the company's Strategy & Corporate Development, where he drove strategic expansion and diversification efforts. Prior to joining InvenSense, from May 2011 to March 2015, Mr. Panush served in various capacities at Qualcomm, most recently as the Senior Director of Product Management and Business Development for the IoE/IoT client business. Prior to joining Qualcomm, Mr. Panush led strategic marketing and partnerships at Atheros Communications, which was later acquired by Qualcomm. His earlier industry roles spanned software engineering and project management leadership at Texas Instruments and Comsys Mobile, which was acquired by Intel. Mr. Panush holds a Master of Business Administration from Haas Business School, University of California at Berkeley and a bachelor's degree, Cum Laude, in Computer Science from Technion Institute of Technology in Israel.

Yaniv Arieli, age 57, has served as our Chief Financial Officer since May 2005. Prior to his current position, Mr. Arieli served as President of U.S. Operations and Director of Investor Relations of DSP Group beginning in August 2002 and Vice President of Finance, Chief Financial Officer and Secretary of DSP Group's DSP Cores Licensing Division prior to that time. Before joining DSP Group in 1997, Mr. Arieli served as an account manager and certified public accountant at Kesselman & Kesselman, a member of PricewaterhouseCoopers, a leading accounting firm. Mr. Arieli is a CPA and holds a B.A. in Accounting and Economics from Haifa University in Israel and an M.B.A. from Newport University and is also a member of the National Investor Relation Institute.

Michael Boukaya, age 51, has served as our Chief Operating Officer since April 2019. Prior to this position, Mr. Boukaya served as our Vice President and General Manager of the wireless business unit since 2014. Previously, Mr. Boukaya served as Vice President and Chief Architect with overall responsibility for the research and development of next generation DSP cores, wireless platform architectures and multimedia processors. Before joining Ceva, he was with DSP Group, Inc., holding different engineering and research and development management positions. Mr. Boukaya holds a B.Sc. in Electronic Engineering from the Technion Technology Institute, graduated from Executive Program of Stanford Graduate School of Business, and holds several patents on DSP technology.

Gweltaz Toquet, age 53, has served as our Chief Commercial Officer since January 2023. Mr. Toquet has more than 20 years of sales and management experience with the Company, most recently serving as our Vice President of Sales for Asia Pacific, India and Europe. In particular, Mr. Toquet has spent over 15 years as our Vice President of Sales for Asia Pacific based in Hong Kong, where he led the build-out and management of the sales and support functions in the region spanning China, Japan, Taiwan and Korea. Prior to joining the Company in 2002, Mr. Toquet held several roles in sales, business development, product marketing and business line management at Freehand DSP and Texas Instruments. Mr. Toquet holds a Master of Science in Engineering degree from Institut Supérieur d'Electronique de Paris (ISEP).

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock began trading on the Nasdaq Global Market on November 1, 2002. Our common stock currently trades under the ticker symbol "CEVA" on Nasdaq. As of February 16, 2026, there were approximately 250 holders of record, which we believe represents approximately 37,386 beneficial holders.

Issuer Purchases of Equity Securities

There were no repurchases of our common stock during the three months ended December 31, 2025.

2026 Annual Meeting of Stockholders

We anticipate that the 2026 annual meeting of our stockholders will be held virtually on June 2, 2026.

Dividends

We have historically not paid dividends and have no foreseeable plans to pay dividends.

Stock Performance Graph

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate this annual report or future filings made by the Company under those statutes, the below Stock Performance Graph shall not be deemed filed with the United States Securities and Exchange Commission and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by the Company under those statutes.



	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
Ceva, Inc.	100.00	95.03	56.21	49.90	69.31	47.27
S&P Semiconductors	100.00	143.09	99.15	134.18	149.17	194.11
Russell 2000	100.00	114.82	91.35	106.82	119.14	134.40
Russell 3000	100.00	125.66	101.53	127.88	158.32	185.47

The stock performance graph above compares the percentage change in cumulative stockholder return on the common stock of our company for the period from December 31, 2020, through December 31, 2025, with the cumulative total return on the S&P Semiconductors Select Industry Index (S&P SSII), the Russell 2000 Index and the Russell 3000 Index.

This graph assumes the investment of $100 in our common stock (at the closing price of our common stock on December 31, 2020), the S&P SSII, the Russell 2000 Index and the Russell 3000 Index on December 31, 2020, and assumes dividends, if any, are reinvested.

The Russell 3000 Index has been added to the performance graph for the fiscal year ended December 31, 2025 and we plan to include it in future filings. The Russell 3000 Index is a widely used broad-based market index that we believe more accurately represents companies of comparable market capitalization. Accordingly, we plan to discontinue the use of the Russell 2000 Index in future filings.

Comparisons in the graph above are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the consolidated financial statements and related notes appearing elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those included in such forward-looking statements. Factors that could cause actual results to differ materially include those set forth under "Risk Factors," as well as those otherwise discussed in this section and elsewhere in this annual report. See "Forward-Looking Statements and Industry Data."

BUSINESS OVERVIEW

We enable Physical AI, the artificial intelligence embedded in billions of devices that connect, sense and infer data in the real world. We view Physical AI as the natural evolution of Edge AI. While Edge AI refers to running AI workloads locally on devices rather than in the cloud, Physical AI extends this concept further: it unifies connectivity, sensing and inference layers into a single fabric that allows devices not only to process data at the edge, but also to interact intelligently with their physical environment and the cloud. We believe Ceva is uniquely positioned as the only company with leadership in innovative silicon and software IP solutions across all three layers – connect, sense and infer.

According to IPnest, we commanded 68% of the wireless connectivity IP market in 2024. Since 2003, more than 20 billion devices have shipped with Ceva IP, including approximately 2.1 billion in 2025. Our technologies power the connectivity, perception and intelligence in today's most advanced smart edge products across consumer IoT, automotive, industrial and infrastructure, and mobile and PC markets. Based on market research, we believe these sectors will represent a $170 billion total addressable market for Physical AI and Edge AI by 2030.

Our portfolio spans:

- **Connectivity layer** (wireless transport): Bluetooth, Wi-Fi, Ultra-Wideband (UWB), cellular internet-of-things (IoT), and 5G-Advanced IP platforms that form the backbone of ubiquitous, secure, and high-performance communication.

- **Sensing layer** (software and DSPs): Sensor fusion processors, RealSpace spatial audio, MotionEngine software, and general-purpose digital signal processors (DSPs) that transform raw sensor data into actionable intelligence.

- **Inference layer** (NPUs and AI DSPs): The NeuPro family of neural processing units (NPUs), from NeuPro-Nano for embedded AI to NeuPro-M for generative AI, supported by a unified toolchain and software stack for simple model deployment, and the SensPro family of AI DSPs for high-performance signal and AI workloads.

Together, these layers make Ceva, with our unified AI fabric, an essential enabler of Physical AI that breaks down barriers to entry and accelerates time-to-market for our customers.

For more than three decades, we have been a trusted partner to hundreds of leading semiconductor and original equipment manufacturer (OEM) companies, serving not only our largest target growth markets but also a wide variety of other applications, including smart home, surveillance, robotics and medical. Our transformative semiconductor IP and embedded software offerings are incorporated by customers into application-specific integrated circuits (ASICs) and application-specific standard products (ASSPs) to enable power-efficient, intelligent, secure and connected devices that connect, sense and infer – the three critical pillars of the rapidly evolving era of AI-enabled smart edge technology.

We license our portfolio of wireless communications and scalable Edge AI IP to our customers, breaking down barriers to entry and enabling them to bring new cutting-edge products to market faster, more reliably, efficiently and economically.

We believe our portfolio of technologies comprised of connectivity, sensing and inference – the three foundational layers of Physical AI – positions Ceva at the center of the most important megatrends shaping the semiconductor industry, including 5G expansion, generative and embedded AI, industrial automation and vehicle electrification. Demand across these areas continues to drive strong interest in our IP portfolio, both in established markets and in new, emerging use cases. In the fourth quarter of 2025, we signed 18 IP licensing agreements that underscore this momentum across connect, sense and infer: three NPU licensing agreements, highlighted by an engagement with a global PC and smart-device leader developing its next-generation AI personal compute architecture and selecting our NeuPro NPU IP; multiple connectivity wins reflecting customer upgrade cycles, including Wi-Fi 7 and combo connectivity agreements; and a meaningful software engagement with a leading TV platform integrating our MotionEngine technology into its smart TV operating system.

Overall in 2025, we signed 54 IP licensing agreements that underscore our momentum across connect, sense and infer: ten NPU licensing agreements, including a comprehensive portfolio license with Microchip to adopt our full NeuPro NPU family across its roadmap and embed AI capabilities across product lines; multiple agreements for our AI DSPs and accelerators across consumer and automotive applications; and close to thirty connectivity agreements for our Bluetooth and Wi-Fi IPs, including Wi-Fi 7 and Bluetooth High Data Throughput wins with major customers adopting next-generation connectivity standards for upcoming roadmaps. These agreements not only validate the breadth of our portfolio and the strength of our multi-IP strategy, but also support multi-year customer roadmaps and volume ramps, reinforcing Ceva's role as the enabler of Physical AI across consumer, automotive, industrial and compute markets. Strategically, the licensing agreements we signed during 2025 are building long-term royalty trajectory and visibility. Based on these signed agreements and our insight into customer roadmaps, we estimate that they represent an aggregate lifetime royalty potential of $125 million over their expected product lives. While this value will be realized over multiple years and is dependent on customer deployment and market adoption, the magnitude of this opportunity relative to our current royalty base underscores the strength, durability and accelerating momentum of the licensing and royalty flywheel we are building.

We believe the following key elements represent significant growth drivers for Ceva as the leader in silicon and software IP enabling Physical AI, spanning the three foundational layers of connectivity, sensing and inference:

- **Connectivity layer – Foundation for billions of devices:** Our broad Bluetooth, Wi-Fi, UWB, and cellular IoT IP platforms address the high-volume IoT, industrial, consumer, and smart home markets. ABI Research projects more than 16.5 billion devices annually by 2029. With leadership in Wi-Fi 6 and Wi-Fi 7 IP, and record Wi-Fi 6 shipments in 2025, we believe we are positioned to capture higher royalty revenues as customers transition to newer standards.

- **Connectivity layer – 5G everywhere:** Our PentaG2 platform and DSPs for 5G mobile broadband and 5G RedCap provide one of the industry's most comprehensive baseband IP solutions, enabling fixed wireless access, satellite communications, robotics, automotive and industrial applications.

- **Connectivity layer – Infrastructure intelligence:** Our PentaG RAN platform, including the Ceva-XC22 multi-thread DSP, extends our leadership into 5G RAN and 5G Advanced for data centers and infrastructure, enabling scalable, customizable solutions for next-generation networks.

- **Sensing layer – Consumer audio and spatial intelligence:** High-volume consumer audio markets such as TWS earbuds, AR/VR headsets, and wearables represent incremental growth opportunities for our Bluetooth, Audio AI DSPs, NPUs and RealSpace Spatial Audio & Head Tracking software. Recent design wins with Nothing and other consumer brands highlight growing adoption.

- **Sensing layer – Software intelligence at scale:** Our MotionEngine software, already shipped in more than 500 million devices, enhances MEMS-based inertial and environmental sensors across robotics, smartphones, laptops, TWS earbuds, and more. Combined with our SensPro DSPs and NeuPro NPUs, we believe this positions Ceva as a one-stop shop for sensor processing and AI-driven user experiences.

- **Inference layer – Generative and classic AI at the edge:** Our NeuPro-M AI NPU family delivers efficient, high-performance architectures for generative and classic AI across devices from gateways and notebooks to AR/VR and smartphones. Recent agreements include Microchip's portfolio license win for our NeuPro-M and NeuPro-Nano family of NPUs.

- **Inference layer – Embedded AI and TinyML:** Our NeuPro-Nano NPUs bring cost- and power-efficient AI to microcontrollers and systems-on-chips (SoCs), enabling artificial IoT (AIoT) devices for sound, vision, vibration, and health monitoring. ABI Research projects that by 2030, over 50% of TinyML shipments will be powered by dedicated embedded AI hardware such as NeuPro-Nano.

- **Inference layer – AI DSPs for perception and sensor intelligence:** Our SensPro2 AI DSP family addresses demand for efficient, high-performance AI signal processing across sensor-rich applications, from smartphones and drones to automotive ADAS and industrial IoT. Bloomberg Intelligence forecasts $58 billion in computer vision AI hardware and $110 billion in conversational AI hardware revenues by 2032, underscoring the scale of this opportunity. SensPro, as an inference-class AI DSP, extends Ceva's leadership beyond NPUs into versatile, programmable AI compute.

As a result of our focus on silicon and software IP solutions spanning the connectivity, sensing and inference layers of Physical AI, we believe Ceva is well positioned for sustained, long-term growth in both shipments and royalty revenues. Our diversified royalty streams reflect a broad range of advanced semiconductor packages (ASPs) – from high-volume Bluetooth and Wi-Fi connectivity platforms that power billions of consumer devices to higher-value inference engines and AI DSPs such as NeuPro and SensPro, as well as infrastructure-class platforms like PentaG-RAN. We believe this mix provides both scale and resilience, enabling us to capture growth across consumer, automotive, industrial and infrastructure markets while reinforcing our role as the enabler of Physical AI.

CURRENT TRENDS

We believe the long-term trend of digital transformation is evolving into a new era defined by Physical AI – the next phase of Edge AI – where intelligence is embedded directly into the devices that connect, sense and interact with the real world. Our ubiquitous IP portfolio and collaborative licensing model position us to capture secular growth across consumer IoT, automotive, industrial and infrastructure, and mobile and PC markets.

Our customers are increasingly receptive to our roadmap because it aligns with their need to add connectivity, sensing and intelligence at the edge. In 2025, this strategy continued to strengthen our licensing performance and expand our footprint across intelligent, connected devices. We signed fifty-four IP licensing agreements during the year, including ten NPU licensing agreements that reflect accelerating adoption of on-device AI across embedded, consumer, automotive, industrial and compute markets. This momentum was reinforced in the fourth quarter, where we signed eighteen licensing agreements, including three NPU deals highlighted by an engagement with a global PC and smart-device leader selecting our NeuPro NPU IP, along with multiple Wi-Fi 7 and combo connectivity wins and a meaningful software engagement, providing further evidence of sustained demand for Ceva's Connect, Sense and Infer portfolio.

On royalties, our connectivity platforms continued to be the foundation of our royalty business in 2025, with strength driven primarily by Wi-Fi and cellular IoT as adoption of advanced connectivity standards expanded across smart edge devices. For the full year, Ceva-powered shipments reached a record 2.1 billion units, up 6% year-over-year, driven by record Wi-Fi and cellular IoT shipments. While full-year royalty revenue was impacted by a slow start to the year in handsets, royalties increased sequentially each quarter throughout 2025 and we exited the year with our strongest royalty quarter in more than four years. These milestones reinforce Ceva's role as a foundational provider of silicon and software IP enabling Physical AI across high-volume consumer devices and increasingly across higher-value smart edge applications.

In addition, we expect to complement our strong presence in the Asia-Pacific region by further expanding our customer base and revenues in Europe and the U.S., as reflected in our increasingly diversified geographic revenue mix in recent years. This balance strengthens our resilience and underscores Ceva's role as the leader in silicon and software IP enabling Physical AI across global markets.

However, the global economy continued to be impacted by macroeconomic conditions, including a volatile interest rate environment, foreign currency exchange rate fluctuations, ongoing inflation, and changes in legislation and regulations, including enacted and proposed tariffs and other trade policies, which introduced additional uncertainty. In periods of perceived or actual unfavorable economic conditions, our customers or potential customers may delay or re-evaluate their decisions to initiate projects, which could result in a delay or cessation of engagements with us and lower licensing revenues. In addition, weaker consumer demand may result in lower royalty revenues as our customers ship fewer units, and supply chain dynamics and component pricing may also impact end-market demand.

Given these evolving dynamics, as well as our lower-than-anticipated revenues for the first quarter, in May 2025 we adopted a more cautious outlook and lowered our revenue guidance for fiscal year 2025 from high-single-digit growth to low-single-digit growth over 2024 annual revenues. We finished fiscal year 2025 with total revenues of $109.6 million, which was in line with this more cautious approach. Licensing was a relative strength during the year, while royalty revenues were affected by end-market consumer demand dynamics, including the impact of memory pricing and supply constraints on the low-end smartphone market. We anticipate that these factors may continue to impact consumer demand and our royalty revenue growth expectations into 2026.

Instability in the Middle East

Our operations in Israel remain largely unaffected by the war between Israel and Hamas that began on October 7, 2023 and escalated to conflicts with Lebanon, Hezbollah and Iran. Despite the evolving geopolitical situation, we continue to drive our business and support our customers globally. However, a portion of our employees in Israel have been or are called to active reserve duty and additional employees may be called in the future, if needed. We have executed our business continuity plan with respect to those employees. It is possible that some of our operations in the region may be disrupted if this continues for a significant period of time or if the situation further deteriorates. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld. In October 2025, a ceasefire agreement was reached between Israel and Hamas, leading to a cessation of direct conflict between these parties. However, the situation remains volatile, with the potential for renewed escalation, particularly with escalated tensions between the U.S., Iran and Israel. While there are currently attempts for diplomatic solution, there can be no assurance that such solution will be reached and that there will not be further escalations to the situation. The intensity and duration of these conflicts, as well as their economic implications for the Company and Israel's economy, remain difficult to predict. For more information, please refer to the risk factor titled "Our operations in Israel may be adversely affected by instability in the Middle East region" in Part I—Item 1A—"Risk Factors" of this annual report.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

- revenue recognition;

- equity-based compensation; and

- credit losses.

In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result.

Revenue Recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management's estimates change on the basis of development of business or market conditions. Management's judgments and estimates have been applied consistently and have been reliable historically.

The following is a description of principal activities from which we generate revenue. Revenues are recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration that we expect to receive in exchange for those goods or services.

We determine revenue recognition through the following steps:

- Identification of the contract with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

39

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when, or as, we satisfy a performance obligation.

We enter into contracts that can include various combinations of products and services, as detailed below, which are generally capable of being distinct and accounted for as separate performance obligations.

We generate our revenues from (1) licensing intellectual property, which in certain circumstances are modified for customer-specific requirements, (2) royalty revenues and (3) other revenues, which include revenues from support, professional services, training and sale of development systems and chips. We license our IP to semiconductor companies throughout the world. These semiconductor companies then manufacture, market and sell custom-designed chipsets to OEMs of a variety of consumer electronics products. We also license our IP directly to OEMs, which are considered end users.

We account for our IP license revenues and related services, which provide our customers with rights to use our IP, in accordance with ASC 606, "Revenue from Contracts with Customers" (ASC "606"). A license may be perpetual or time limited in its application. In accordance with ASC 606, we recognize revenue from IP license at the point in time when the IP license is made available to the customer, as the IP license is functional without professional services, updates and technical support. We have concluded that our IP licenses are distinct as the customer can benefit from the licenses on their own.

Most of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately, if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Stand-alone selling prices of IP licenses are typically estimated using the residual approach, since the selling price is uncertain. Stand-alone selling prices of services are typically estimated based on observable transactions when these services are sold on a standalone basis. Standalone selling prices of significant customization of our IP to customer-specific specifications and professional services are typically estimated based on expected cost plus normal profit margin approach.

Revenues from contracts that involve significant customization of our IP to customer-specific specifications are considered as one performance obligation satisfied over-time. Revenue related to these projects is recognized over time, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. The Company believes that incurred effort represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. When total cost estimates for these types of arrangements exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately. Significant judgment is required when estimating total labor effort and progress to completion on these arrangements.

Revenues that are derived from the sale of a licensee's products that incorporate our IP are classified as royalty revenues. Royalty revenues are recognized during the quarter in which the sale of the product incorporating our IP occurs. Royalties are calculated either as a percentage of the revenues received by our licensees on sales of products incorporating our IP or on a per unit basis, as specified in the agreements with the licensees. Royalty revenues are recognized during the quarter in which we receive the actual sales data from our customers after the quarter ends and accounts for it as unbilled receivables. When we do not receive actual sales data from the customer prior to the finalization of our financial statements, royalty revenues are recognized based on our estimation of the customer's sales during the quarter. This estimation process for the royalty revenue accrual is based on inputs and estimations received from our customers, as well as sales trends and various market factors. Adjustments to royalty revenues are made in subsequent periods to reflect updated estimates as soon as the final royalty reports are sent to us. We may engage a third party to perform royalty audits of our licensees, and if these audits indicate any over- or under-reported royalties, we account for the results when the audits are resolved.

Contracts with customers generally contain an agreement to provide for training and post contract support, which consists of remote support, correction of errors (bug fixing) and unspecified updates and upgrades. Fees for post contract support, which takes place after delivery to the customer, are specified in the contract and are generally mandatory for the first year. After the mandatory period, the customer may extend the support agreement on similar terms, usually on an annual basis. We consider the post contract support performance obligation as a distinct performance obligation that is satisfied over time, and as such, we recognize revenue for post contract support on a straight-line basis over the period for which technical support is contractually agreed to be provided to the licensee (typically 12 months, since the services have a consistent continuous pattern of transfer to the customers).

Revenues from the sale of development systems and chips, which are generally considered as separate performance obligations, are recognized when control of the promised goods or services are transferred to the customers.

Contracts with customers also contain an agreement to provide professional services. Such services generate revenues which are generally recognized over time using an input method, based on labor hours, which we believe best depicts the transfer of the services to the customer.

40

When contracts involve a significant financing component, we adjust the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provide the customer with a significant benefit of financing, unless the financing period is under one year and only after the products or services were provided, as we elected to use the practical expedient under ASC 606. Revenue is recognized net of any indirect taxes collected from customers which are subsequently remitted to governmental entities.

Deferred revenues, which represent a contract liability, include unearned amounts received under license agreements, unearned technical support and amounts paid by customers not yet recognized as revenues.

We capitalize sales commission as costs of obtaining a contract when they are incremental and, if they are expected to be recovered, amortized in a manner consistent with the pattern of transfer of the good or service to which the asset relates. Sales commissions for the renewal of a contract are considered commensurate with the sales commissions paid for the acquisition of the initial contract. If the expected amortization period is one year or less, the commission fee is expensed when incurred.

Equity-Based Compensation

We account for equity-based compensation in accordance with FASB ASC No. 718, "Stock Compensation" which requires the recognition of compensation expenses based on estimated fair values for all equity-based awards made to employees and non-employee directors. Equity-based compensation primarily includes restricted stock units (RSUs), as well as options, performance-based stock units (PSUs) and employee stock purchase plan awards.

We use the straight-line recognition method for awards subject to graded vesting based only on a service condition and the accelerated method for awards that are subject to performance or market conditions. The fair value of each RSU and PSU (excluding PSUs based on market condition awards) is the market value as determined by the closing price of the common stock on the grant date. We estimate the fair value of PSU based on market condition awards on the date of grant using the Monte Carlo simulation model. We estimate the fair value of stock option awards on the date of grant using the Black-Scholes model.

Credit Losses

Marketable securities consist mainly of corporate bonds. We determine the appropriate classification of marketable securities at the time of purchase and re-evaluate such designation at each balance sheet date. In accordance with FASB ASC No. 320, "Investments Debt Securities," we classify marketable debt securities as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of stockholders' equity, net of taxes. Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in financial income, net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount, both of which, together with interest, are included in financial income, net. We have classified all marketable securities as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date, because these securities are available to support current operations, and we may sell these debt securities prior to their stated maturities.

We determine realized gains or losses on sale of marketable securities on a specific identification method and record such gains or losses as financial income, net.

For each reporting period, we evaluate whether declines in fair value below the amortized cost are due to expected credit losses, as well as our ability and intention to hold the investment until a forecasted recovery occurs. Allowance for credit losses on available for sale debt securities are recognized as a charge in financial income on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss). For the years ended December 31, 2025 and 2024, credit losses were immaterial.

Our trade receivables are geographically diverse, mainly in the Asia Pacific region, and also in the United States and Europe. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. We perform ongoing credit evaluations of our customers. We make estimates of expected credit losses based upon our assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers.

41

For the years ended December 31, 2025 and 2024, allowance for credit losses amounted to $288 and $2,626, respectively. The decrease in the credit loss allowance as of December 31, 2025 is due to a specific write-off recorded during the year ended December 31, 2025 for a customer that has experienced financial difficulties.

Accounting Standards Recently Adopted by the Company

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). The ASU 2023-09 requires that an entity disclose specific categories in the effective tax rate reconciliation, as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU 2023-09 are required to be adopted for fiscal years beginning after December 15, 2024. We adopted ASU 2023-09 during the year ended December 31, 2025, on a prospective basis. The adoption of this ASU 2023-09 affected only the disclosures to our consolidated financial statements (see to Note 14 to the Consolidated Financial Statement for the year ended December 31, 2025).

Accounting Standards Recently Issued, Not Yet Adopted by the Company

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40), Disaggregation of Income Statement Expenses, which requires disclosure of disaggregated information about certain expense captions presented in the Consolidated Statements of Operations as well as disclosure about selling expense. The guidance will be effective for annual periods beginning January 1, 2027 and interim periods beginning January 1, 2028, with early adoption permitted. It could be applied either prospectively or retrospectively. We are currently evaluating the impact on our financial statement disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). This amendment introduces a practical expedient for the application of the current expected credit loss model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the timing of adoption and impact of this amendment on our consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as "project stages") throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach. We are currently evaluating the impact of this amendment on our consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. The amendments introduced two permitted approaches for asset-related grants: a deferred income approach or a cost accumulation approach. The guidance is effective for the Company beginning January 1, 2029, with early adoption permitted. We are currently evaluating the impact on our consolidated financial statement.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) - Narrow-Scope Improvements. The ASU was updated to improve the navigability of the required interim disclosures within ASC No. 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The amendments in this ASU are required to be adopted for interim reporting periods beginning after December 15, 2027, with early adoption permitted, and may be applied either through a prospective or retrospective approach. We are currently evaluating the effect of adopting the ASU on our condensed consolidated financial statement disclosures.

RESULTS OF OPERATIONS

The following table presents line items from our consolidated statements of loss as percentages of our total revenues for the periods indicated:

	2024	2025
Consolidated Statements of Loss Data:		
Revenues:		
Licensing and related revenue	56.1%	58.0%
Royalties	43.9%	42.0%
Total revenues	100.0%	100.0%
Cost of revenues	11.9%	12.9%
Gross profit	88.1%	87.1%
Operating expenses:		
Research and development, net	67.0%	68.3%
Sales and marketing	11.8%	12.1%
General and administrative	15.8%	16.5%
Amortization of intangible assets	0.6%	0.5%
Total operating expenses	95.2%	97.4%
Operating loss	(7.1)%	(10.3)%
Financial income, net	4.6%	6.3%
Remeasurement of marketable equity securities	(0.1)%	(0.3)%
Loss before taxes on income	(2.6)%	(4.3)%
Taxes on income	5.6%	5.4%
Net loss	(8.2)%	(9.7)%

Discussion and Analysis

The following discussion and analysis is for the year ended December 31, 2025, compared to the same period in 2024, unless otherwise stated. For a discussion and analysis of the year ended December 31, 2024, compared to the same period in 2023, please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 27, 2025.

Revenues

Total Revenues

	2024	2025	change (in percentage)
Total revenues (in millions)	$ 106.9	$ 109.6	2.5%

For 2025, we reported total revenue of $109.6 million, 2.5% higher than 2024. 2025 was a landmark year for Ceva and ended on a high note with record fourth-quarter revenue and our strongest royalty quarter in more than four years, and the highest ever in terms of overall revenue. A key milestone in 2025 was a strategic NeuPro NPU licensing agreement for our high-performance NeuPro NPUs with one of the world's leading PC OEMs. This win is a powerful validation of our AI strategy and reinforces our belief that dedicated NPUs will become a standard requirement across personal computing platforms and increasingly across intelligent devices. Importantly, our diversified, multi-IP engagements are building a growing licensing and royalty flywheel that supports sustained value creation over time. As AI increasingly moves into real-world devices, we believe the industry is entering the era of Physical AI. With leadership across connectivity, sensing and inference, record Wi-Fi and cellular IoT shipments, and more than 20 billion Ceva-powered devices shipped to date, we enter 2026 in a position of strength.

We derive a significant amount of revenues from a limited number of customers. Sales to UNISOC represented 15% and 15% of our total revenues for 2025 and 2024, respectively. Generally, the identity of our other customers representing 10% or more of our total revenues varies from period to period, especially with respect to our licensing customers as we generate licensing revenues generally from new customers on a quarterly basis. With respect to our royalty revenues, two royalty paying customers each represented 10% or more of our total royalty revenues for 2025, and collectively represented 39% of our total royalty revenues for 2025. Two royalty paying customers each represented 10% or more of our total royalty revenues for 2024, and collectively represented 46% of our total royalty revenues for 2024. We expect that a significant portion of our future revenues will continue to be generated by a limited number of customers. The concentration of our customers is explainable in part by consolidation in the semiconductor industry. The loss of any significant customer could adversely affect our near-term future operating results.

The following table sets forth use cases for Ceva technology portfolio as percentages of our total revenues in each of the periods set forth below:

	Year ended December 31,	
	2024	2025
Connect (baseband for handset and other devices, Bluetooth, Wi-Fi and NB-IoT)	84%	75%
Sense & Infer (sensor fusion, audio, sound, imaging, vision and AI)	16%	25%

We expect to continue to generate a significant portion of our revenues for 2026 from the above technologies.

Licensing and related revenue

	2024	2025	change (in percentage)
Licensing and related revenue (in millions)	$ 60.0	$ 63.6	6%

43

Licensing and related revenue was $63.6 million, representing a 6% increase in 2025 as compared to 2024. We signed 54 licensing agreements across diversified smart edge markets, including 33 consumer, 10 industrial, 7 automotive, 3 PC, and 1 infrastructure agreement. Twelve customers licensed multiple Ceva technologies, underscoring the strength of our broad portfolio spanning connectivity, sensing and inference.

The strength of our connectivity franchise is defined by deep customer integration and scale. During 2025, we signed nearly 30 new agreements for our Bluetooth and Wi-Fi IPs, underscoring continued relevance across smart edge markets, and supporting revenue growth in 2025 as compared to 2024. Licensing and related revenues also increased from 2024 to 2025 due to a significant rise in AI-driven licensing activity, including ten NPU agreements, with AI accounting for more than 20% of total licensing revenue in 2025. These increases were partially offset by lower revenues associated with advanced 5G cellular technologies.

In 2025, we also secured Wi-Fi 7 agreements with two of our largest connectivity customers, who together have shipped more than 3 billion Ceva-powered devices, effectively establishing long-lived royalty engines that we expect to drive billions of units and tens of millions of dollars in royalties over the life of these programs. In addition, our ability to deliver integrated combo solutions continues to differentiate us and improve deal economics over time.

In 2024, we experienced increased licensing revenue in the U.S., due to a few significant design wins in the second half of the year. We also witnessed good design activity for advanced 5G cellular technologies for multiple end markets. Moreover, we concluded multiple deals or upgrades and new deals for our Wi-Fi and Bluetooth 6 and 7 platforms with customers in consumer and industrials end markets.

Licensing and related revenue accounted for 58.0% of our total revenues for 2025, compared with 56.1% of our total revenues for 2024.

Royalty Revenues

	2024	2025	change (in percentage)
Royalty revenues (in millions)	$ 46.9	$ 46.0	(2%)

We generate royalty revenues from our customers who ship units of chips incorporating our technologies. Our royalty revenues represent what our customers shipped during any quarter, or our best estimates for such shipments. The royalty rate is based either on a certain percentage of the chipset price or on a fixed amount per unit basis.

Royalty revenue in 2025 amounted to $46.0 million, down 2% from $46.9 million in 2024. The decrease in 2025 as compared to 2024 was primarily due to smartphone softness and memory supply shortage impacting overall unit shipments. Importantly, royalties grew sequentially each quarter, and we exited the year with our strongest royalty quarter in more than four years. In 2025, a record 2.1 billion Ceva-powered devices were shipped, up 6% year-over-year. Wi-Fi shipments were 266 million units, up 48% year-over-year, and cellular IoT shipments were 241 million units, up 42% year-over-year, both record highs. Bluetooth shipments were 1.1 billion units, down 2% year-over-year, and handset shipments were 280 million units, down 18% year-over-year, reflecting continued softness in low-end smartphones., These volumes were complemented by continued deployments across smartphones and other smart edge devices powered by our DSPs, AI accelerators and sensor fusion software, reinforcing the scale and durability of our diversified business model.

Strategically, the licensing agreements we signed during 2025 are building long-term royalty trajectory and visibility. Based on these signed agreements and our insight into customer roadmaps, we estimate that they represent an aggregate lifetime royalty potential of $125 million over their expected product lives. While this value will be realized over multiple years and is dependent on customer deployment and market adoption, the magnitude of this opportunity relative to our current royalty base underscores the strength, durability and accelerating momentum of the licensing and royalty flywheel we are building.

The five largest royalty-paying customers accounted for 57% of our total royalty revenues for 2025, compared to 61% of our total royalty revenues for 2024.

Geographic Revenue Analysis

		2024			2025	
			(in millions, except percentages)			
United States	$	20.3	*19.0%*	$	19.3	*17.6%*
Europe, Middle East (EME)	$	12.8	*12.0%*	$	6.3	*5.7%*
Asia Pacific (APAC) (1)	$	73.8	*69.0%*	$	84.0	*76.7%*
(1) China	$	52.7	*49.3%*	$	67.9	*61.9%*

A majority of our revenues during the past two years have originated in the APAC region, with China representing the largest revenue share of countries in the APAC region. The increase in revenues in absolute dollars in APAC from 2024 to 2025 was mainly due to our Bluetooth and Wi-Fi IPs, to which we continue to see strong demand as customers upgrade to Wi-Fi 7 and Bluetooth High Data Throughput, with fourth quarter of 2025 including three Bluetooth/Wi-Fi combo deals and a multi-use Bluetooth HDT agreement.

The decrease in revenues in absolute dollars in the United States from 2024 to 2025 was primarily driven by few key agreements signed with U.S.-based customers in 2024, partially offset by the comprehensive NeuPro portfolio license with Microchip.

The decrease in revenues in absolute dollars and percentage in the EME region from 2024 to 2025 is primarily due to a significant infrastructure agreement with an OEM customer for the deployment of custom silicon to enable hybrid AI signed in 2024.

Cost of Revenues

		2024		2025	changes (in percentage)
Cost of revenues (in millions)	$	12.8	$	14.2	10.9%

45

Cost of revenues equaled 12.9% of our total revenues for 2025, compared to 11.9% of our total revenues for 2024. The absolute dollar increases in cost of revenues for 2025 as compared to 2024 principally reflected higher strategically beneficial customization and implementation work associated with the strategic 5G-Advanced deals we signed in the second half of 2024, partially offset by lower payments to the Israeli Innovation Authority of the Ministry of Economy and Industry in Israel (IIA).

Cost of revenues includes labor-related costs and, where applicable, costs related to overhead, subcontractors, materials, travel, royalty expenses payments to the IIA, amortization of acquired assets and non-cash equity-based compensation expenses. Non-cash equity-based compensation expenses included in cost of revenues for the years 2025 and 2024 were $0.7 million and $0.7 million, respectively. Royalty expenses relate to royalties payable to the IIA that amount to 3%-3.5% of the actual sales of certain of our products, the development of which previously included grants from the IIA. The obligation to pay these royalties is contingent on actual sales of these products. Amortization of acquired assets related to the purchase of a license of NB-IoT technologies in the first quarter of 2018 and to certain intangible assets associated with the VisiSonics acquisition in the second quarter of 2023. Our amortization charges were $0.2 million and $0.5 million for 2025 and 2024, respectively.

Operating Expenses

	2024		2025
	(in millions)		
Research and development, net	$ 71.6	$	74.8
Sales and marketing	$ 12.6	$	13.3
General and administration	$ 16.9	$	18.1
Amortization of intangible assets	$ 0.6	$	0.6
Total operating expenses	$ 101.7	$	106.8
Change year-on-year	—		*5.0%*

The increase in total operating expenses for 2025 as compared to 2024 principally reflected higher salaries and employee-related costs and higher non-cash equity-based compensation expenses, partially offset by allowance for credit losses recorded in 2024 and higher allocation of customization and implementation work for our licensees to cost of revenues.

Research and Development Expenses, Net

	2024		2025
Research and development expenses, net (in millions)	$ 71.6	$	74.8
Change year-on-year	—		*4.5%*

The net increase in research and development expenses for 2025 as compared to 2024 principally reflected higher salaries and employee-related costs, mainly associated with higher currency exchange expenses as a result of the devaluation of the U.S. dollar against the Israeli NIS and the Euro, and higher non-cash equity-based compensation expenses, partially offset by higher allocation of customization and implementation work for our licensees to cost of revenues. We anticipate that our research and development expenses will continue to increase in 2026 due to higher currency exchange expenses.

The average number of research and development personnel in 2025 was 321, compared to 327 in 2024. The number of research and development personnel was 311 at December 31, 2025 as compared to 323 in 2024.

46

Research and development expenses, net of related government grants and French research tax benefits applicable to Crédit Impôt Recherche (CIR), were 68.3% of our total revenues for 2025, as compared with 67.0% for 2024. We recorded research grants under funding programs of $1.4 million in 2025, compared with $1.4 million in 2024. We recorded UK tax credits and CIR benefits of $3.2 million and $3.0 million for 2025 and 2024, respectively.

Research and development expenses consist primarily of salaries and associated costs, facilities expenses associated with research and development activities, project-related expenses connected with the development of our IP which are expensed as incurred, and non-cash equity-based compensation expenses. Non-cash equity-based compensation expenses included in research and development expenses, net for the years 2025 and 2024 were $10.5 million and $9.3 million, respectively. Research and development expenses are net of related government research grants, UK tax credits and research tax benefits applicable to CIR. We view research and development as a principal strategic investment and have continued our commitment to invest heavily in this area, which represents the largest of our ongoing operating expenses. We will need to continue to invest in research and development and such expenses may increase in the future to keep pace with new trends in our industry.

Sales and Marketing Expenses

	2024	2025
Sales and marketing expenses (in millions)	$ 12.6	$ 13.3
Change year-on-year	—	*5.1%*

The increase in sales and marketing expenses for 2025 as compared to 2024 principally reflected higher salaries and employee-related costs, and higher non-cash equity-based compensation expenses, partially offset by lower commission expenses.

Sales and marketing expenses as a percentage of our total revenues were 12.1% for 2025, as compared with 11.8% for 2024. The total number of sales and marketing personnel was 30 in 2025, as compared with 34 in 2024. Sales and marketing expenses consist primarily of salaries, commissions, travel and other costs associated with sales and marketing activities, as well as advertising, trade show participation, public relations and other marketing costs and non-cash equity-based compensation expenses. Non-cash equity-based compensation expenses included in sales and marketing expenses for the years 2025 and 2024 were $2.4 million and $1.8 million, respectively.

General and Administrative Expenses

	2024	2025
General and administrative expenses (in millions)	$ 16.9	$ 18.1
Change year-on-year	—	*7.2%*

The increase in general and administrative expenses for 2025 as compared to 2024 principally reflected higher non-cash equity-based compensation expenses and higher salaries and employee-related costs, partially offset by allowance for credit losses recorded in 2024.

General and administrative expenses as a percentage of our total revenues were 16.5% for 2025, as compared with 15.8% for 2024. The total number of general and administrative personnel was 51 in 2025, as compared with 45 in 2024. General and administrative expenses consist primarily of fees for directors, salaries for management and administrative employees, accounting and legal fees, expenses related to investor relations and facilities expenses associated with general and administrative activities, allowance for credit losses and non-cash equity-based compensation expenses. Non-cash equity-based compensation expenses included in general and administrative expenses for the years 2025 and 2024 were $6.2 million and $3.8 million, respectively.

Amortization of Intangible Assets

Our amortization charges were $0.6 million in each of the years 2025 and 2024. The amortization charges were incurred in connection with the amortization of intangible assets associated with the acquisition of the Hillcrest Labs and VisiSonics business. As of December 31, 2025, the net amount of intangible assets associated with the acquisitions was $0.5 million.

Financial Income, net

	2024	2025
	(in millions)	
Financial income, net	$ 4.88	$ 6.91
of which:		
Interest income and gains and losses from marketable securities, net	$ 5.89	$ 6.30
Foreign exchange gain (loss)	$ (1.01)	$ 0.61

Financial income, net, consists of interest earned on investments, gains and losses from sale of marketable securities, accretion (amortization) of discount (premium) on marketable securities and foreign exchange movements.

The increase in interest income and gains and losses from marketable securities, net, for 2025 as compared to 2024 principally reflected higher combined cash, bank deposits and marketable securities balances held (mainly resulting from the follow-on offering completed in the fourth quarter of 2025) and higher yields.

We review our monthly expected major non-U.S. dollar denominated expenditures and look to hold equivalent non-U.S. dollar cash balances to mitigate currency fluctuations. However, our Euro cash balances increase significantly on a quarterly basis beyond our Euro liabilities, mainly from the French research tax benefits applicable to CIR, which is generally refunded every three years. This has resulted in a foreign exchange gain of $0.61 million and a foreign exchange loss of $1.01 million (due to the devaluation of our Euro cash balances as the U.S. dollar strengthened significantly during this period as compared to the Euro) for 2025 and 2024, respectively.

Remeasurement of Marketable Equity Securities

We recorded a loss of $0.3 million and $0.1 million in 2025 and 2024, respectively, related to remeasurement of marketable equity securities. Over time, other income (expense), net, may be affected by market dynamics and other factors. Equity values generally change daily for marketable equity securities and upon the occurrence of observable price changes or upon impairment of marketable equity securities. In addition, volatility in the global economic climate and financial markets could result in a significant change in the value of our investments.

Provision for Income Taxes

During the years 2025 and 2024, we recorded tax expenses of $5.9 million and $6.0 million, respectively.

The slight decrease in provision for income taxes in 2025 as compared to 2024 principally reflected lower withholding tax expenses in our Israeli subsidiary for which we will not be able to obtain a refund from the tax authorities, and tax benefits resulting from expiration of statute of limitations in a certain foreign tax jurisdiction, partially offset with the impact of a charge to record a valuation allowance in 2025 related to our French operations (as further described below).

In 2025, based on the weight of available positive and negative evidence, we recorded a valuation allowance for certain deferred tax assets of our French subsidiary due to uncertainty regarding its future taxable income. In assessing the realizability of deferred tax assets, the key assumptions used to determine positive and negative evidence included the Company's current trends related to actual taxable earnings or losses, and expected future reversals of existing taxable temporary differences, as well as projections for future annual results. Accordingly, we recorded a charge of $1.0 million in 2025 as a reserve against our deferred tax assets.

We are subject to income and other taxes in the United States and in numerous foreign jurisdictions. Our domestic and foreign tax liabilities are dependent on the jurisdictions in which profits are determined to be earned and taxed. Additionally, the amount of taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we operate. A number of factors influence our effective tax rate, including changes in tax laws and treaties as well as the interpretation of existing laws and rules. Federal, state, and local governments and administrative bodies within the United States, and other foreign jurisdictions have implemented, or are considering, a variety of broad tax, trade, and other regulatory reforms that may impact us. On July 4, 2025, President Donald Trump signed the One Big Beautiful Bill Act ("OBBBA") into law, which is considered the enactment date under U.S. GAAP. Key corporate tax provisions of OBBBA include the restoration of 100% bonus depreciation, immediate expensing for domestic research and experimental expenditures, changes to Section 163(j) interest limitations, modification of several international tax provisions, and expanded Section 162(m) aggregation requirements. In accordance with ASC 740, we have recognized the effects of the new tax law in the period of enactment. The impact of OBBBA for the year ended December 31, 2025 did not have a material impact on our financial position for the period. We continue to evaluate the impact of OBBBA on our consolidated financial statements and will update its estimates as additional guidance becomes available.

We have significant operations in Israel and France, and a substantial portion of our taxable income is generated in these jurisdictions, as well as potentially in the U.S. due to GILTI and the requirement to capitalize research and development expenditures under IRC Section 174 over 15 years if sourced internationally. Although certain of our non-U.S. subsidiaries are taxed at rates substantially lower than U.S. tax rates, our overall tax rate could nevertheless result in a substantial increase as a result of withholding tax expenses with respect to which we are unable to obtain a refund from the relevant tax authorities.

Our Irish subsidiary qualified for a 12.5% tax rate on its trade. Interest income generated by our Irish subsidiary is taxed at a rate of 25%.

Our French subsidiary is entitled to a tax benefit of 10% applied to specific revenues under the French IP Box regime. The French IP Box regime applies to net income derived from the licensing, sublicensing or sale of several IP rights such as patents and copyrighted software, including royalty revenues. This elective regime requires a direct link between the income benefiting from the preferential treatment and the research and development expenditures incurred and contributing to that income. Qualifying income may be taxed at a favorable 10% CIT rate (plus social surtax, hence 10.3% in total). Income not eligible for a tax benefit under the French IP Box regime is taxed at a regular rate of 25%.

Our Israeli subsidiary has previously benefited from various Israeli tax incentives, including reduced corporate tax rates and, in some instances, exemptions on undistributed profits. These tax-exempt profits are permanently reinvested as management has determined that the Israeli subsidiary does not currently intend to distribute dividends. Therefore, deferred taxes have not been provided for such tax-exempt income. We intend to continue to reinvest these profits and do not currently foresee a need to distribute dividends out of such tax-exempt income.

For more information about our provision for income taxes, see Note 14 to the Consolidated Financial Statement for the year ended December 31, 2025.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025, we had approximately $40.6 million in cash and cash equivalents, $2.1 million in short term bank deposits and $179.3 million in marketable securities, totaling $222.0 million, as compared to $163.6 million at December 31, 2024. The increase in 2025 as compared to 2024 principally reflected net proceeds of $63.3 million from a follow-on offering, in which 3,450,000 ordinary shares were issued and sold to the public during the fourth quarter of 2025.

Out of total cash, cash equivalents, bank deposits and marketable securities of $222.0 million at year end 2025, $120.6 million was held by our foreign subsidiaries. Our intent is to reinvest earnings of our foreign subsidiaries, and our current operating plans do not demonstrate a need to repatriate foreign earnings to fund our U.S. operations. However, if we require additional funds for strategic transactions in the United States, we may need to accrue and pay taxes to repatriate these funds. The determination of the amount of additional taxes related to the repatriation of these earnings is not practicable, as it may vary based on various factors such as the location of the cash and the effect of regulation in the various jurisdictions from which the cash would be repatriated. Moving off-shore cash to our U.S. entity may result in additional tax expenses.

During 2025, we invested $109.1 million of cash in bank deposits and marketable securities with maturities up to 33 months from the balance sheet date. In addition, during the same period, bank deposits and marketable securities were sold or redeemed for cash amounting to $74.6 million. During 2024, we invested $48.9 million of cash in bank deposits and marketable securities with maturities up to 34 months from the balance sheet date. In addition, during the same period, bank deposits and marketable securities were sold or redeemed for cash amounting to $49.6 million. All of our marketable securities are classified as available-for-sale. The purchase and sale or redemption of available-for-sale marketable securities are considered part of investing cash flow. Available-for-sale marketable securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of stockholders' equity, net of taxes. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of loss. The amount of credit losses recorded for the twelve months ended December 31, 2025 and 2024 was immaterial. For more information about our marketable securities, see Notes 1 and 3 to the Consolidated Financial Statement for the year ended December 31, 2025.

Short-term bank deposits are deposits with maturities of more than three months but no longer than one year from the balance sheet date. Bank deposits are presented at their cost, including accrued interest, and purchases and sales are considered part of cash flows from investing activities.

Operating Activities

Cash used in operating activities in 2025 was $3.4 million and consisted of a net loss of $10.6 million, adjustments for non-cash items of $22.4 million, and changes in operating assets and liabilities of $15.2 million. Adjustments for non-cash items primarily consisted of $4.3 million of depreciation and amortization of intangible assets, $19.8 million of equity-based compensation expenses, $1.0 million of unrealized foreign exchange gain and $0.8 million of amortization of discounts on available-for-sale marketable securities. The decrease in cash from changes in operating assets and liabilities primarily consisted of an increase in trade receivables, net of $11.8 million, an increase of operating lease right-of-use assets, net of operating lease liability, of $1.4 million (mainly related to a new operating lease agreement in Israel), a decrease of accrued payroll and related benefits of $2.0 million, and a decrease of accrued expenses and other payables of $0.9 million, partially offset by a decrease in deferred tax, net $1.1 million.

Cash used in operating activities in 2024 was $3.5 million and consisted of a net loss of $8.8 million, adjustments for non-cash items of $20.0 million, and changes in operating assets and liabilities of $7.7 million. Adjustments for non-cash items primarily consisted of $4.1 million of depreciation and amortization of intangible assets, $15.6 million of equity-based compensation expenses, $1.1 million of unrealized foreign exchange loss, and $0.9 million of amortization of discounts on available-for-sale marketable securities. The decrease in cash from changes in operating assets and liabilities primarily consisted of an increase in trade receivables, net of $6.8 million, and an increase in prepaid expenses and other current assets of $4.8 million (mainly related to unbilled receivables of $2.6 million classified as "other long-term assets" in our consolidated balance sheets), partially offset by an increase in accrued payroll and related benefits of $2.7 million.

Cash flows from operating activities may vary significantly from quarter to quarter depending on the timing of our receipts and payments. Our ongoing cash outflows from operating activities principally relate to payroll-related costs and obligations under our property leases and design tool licenses. Our primary sources of cash inflows are receipts from our accounts receivable, and to some extent interest earned from our cash, deposits and marketable securities. The timing of receipts of accounts receivable from customers is based upon the completion of agreed milestones or agreed dates as set out in the contracts.

Investing Activities

Net cash used in investing activities in 2025 was $34.0 million, as compared to net cash used in investing activities of $2.4 million in 2024. We had a cash outflow of $106.4 million with respect to investments in marketable securities and a cash inflow of $72.6 million with respect to maturity, and sale, of marketable securities during 2025. Included in the cash outflow during 2025 was net investment of $0.7 million in bank deposits. We had a cash outflow of $46.9 million with respect to investments in marketable securities and a cash inflow of $39.6 million with respect to maturity, and sale, of marketable securities during 2024. Included in the cash inflow during 2024 was net proceeds of $8.0 million from bank deposits. Capital equipment purchases of computer hardware and software used in engineering development, furniture and fixtures amounted to approximately $2.9 million in 2025 and $3.0 million in 2024. In 2025 and 2024, we had a cash inflow of $3.5 million and $0.5 million, respectively, following the sale of Intrinsix. We had a cash outflow of $0.8 million in 2024 for the acquisition of a Greek-based company.

Financing Activities

Net cash provided by financing activities in 2025 was $59.3 million, as compared to net cash used in financing activities of $5.6 million in 2024.

On November 20, 2025, we completed a follow-on offering in which 3,000,000 shares of common stock were issued and sold to the public. On December 1, 2025, the underwriters exercised in full their option to purchase additional shares and as a result we issued additional 450,000 shares of common stock. The aggregate net proceeds that we received from the offering, net of underwriting fees and other offering-related expenses, was $63.3 million.

51

In August 2008, we announced that our board of directors approved a share repurchase program for up to one million shares of common stock which was further extended collectively by an additional 7,800,000 shares in 2010, 2013, 2014, 2018, 2020, 2023 and 2024. In 2025, we repurchased 340,295 shares of common stock pursuant to our share repurchase program at an average purchase price of $21.01 per share, for an aggregate purchase price of $7.2 million. In 2024, we repurchased 375,219 shares of common stock pursuant to our share repurchase program at an average purchase price of $22.54 per share, for an aggregate purchase price of $8.5 million. As of December 31, 2025, 684,486 shares of common stock remained authorized for repurchase under our share repurchase program.

In 2025 and 2024, we received $3.2 million and $2.9 million, respectively, from the exercise of stock-based awards.

We believe that our cash and cash equivalent, short-term bank deposits and marketable securities, along with cash from operations, will provide sufficient capital to fund our operations for at least the next 12 months. We cannot provide assurance, however, that the underlying assumed levels of revenues and expenses will prove to be accurate.

In addition, as part of our business strategy, we occasionally evaluate potential acquisitions of businesses, products and technologies and minority equity investments. Accordingly, a portion of our available cash may be used at any time for the acquisition of complementary products or businesses or minority equity investments. Such potential transactions may require substantial capital resources, which may require us to seek additional debt or equity financing. We cannot assure you that we will be able to successfully identify suitable acquisition or investment candidates, complete acquisitions or investments, integrate acquired businesses into our current operations, or expand into new markets. Furthermore, we cannot provide assurance that additional financing will be available to us in any required time frame and on commercially reasonable terms, if at all. See "Risk Factors—We may seek to expand our business in ways that could result in diversion of resources and extra expenses." for more detailed information.

Contractual Obligations

The table below presents the principal categories of our contractual obligations as of December 31, 2025:

	Payments Due by Period ($ in thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations – Leasehold properties	7,008	785	1,558	1,412	3,253
Purchase Obligations – design tools	11,201	3,814	7,387	—	—
Other purchase Obligations	4,529	4,529	—	—	—
Total	22,738	9,128	8,945	1,412	3,253

Operating leasehold obligations principally relate to our offices in Israel, Ireland, United Kingdom, France, China, Japan, Serbia, Greece, Sweden and the United States. Purchase obligations relate to license agreements entered into for maintenance of design tools. Other purchase obligations consist of capital and operating purchase order commitments. Other than set forth in the table above, we have no long-term debt or capital lease obligations.

At December 31, 2025, our income tax payable, net of withholding tax credits, included $0.3 million related to uncertain tax positions. Due to uncertainties in the timing of the completion of tax audits, the timing of the resolution of these positions is uncertain and we are unable to make a reasonably reliable estimate of the timing of payments. As a result, this amount is not included in the above table.

In addition, at December 31, 2025, the amount of accrued severance pay was $7.7 million. Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon termination, retirement or death of the respective employee. Of this amount, $0.2 million is unfunded.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A majority of our revenues and a portion of our expenses are transacted in U.S. dollars and our assets and liabilities together with our cash holdings are predominately denominated in U.S. dollars. However, the majority of our expenses are denominated in currencies other than the U.S. dollar, principally the NIS and the EURO. Increases in volatility of the exchange rates of currencies other than the U.S. dollar versus the U.S. dollar could have an adverse effect on the expenses and liabilities that we incur when remeasured into U.S. dollars. We review our monthly expected non-U.S. dollar denominated expenditures and look to hold equivalent non-U.S. dollar cash balances to mitigate currency fluctuations. However, our Euro cash balances increase significantly on a quarterly basis beyond our Euro liabilities, mainly from French research tax benefits applicable to the CIR, which is generally refunded every three years. This has resulted in a foreign exchange gain of $0.61 million and a foreign exchange loss of $1.01 million (due to the devaluation of our Euro cash balances as the U.S. dollar strengthened significantly during this period as compared to the Euro) for 2025 and 2024, respectively.

As a result of currency fluctuations and the remeasurement of non-U.S. dollar denominated expenditures to U.S. dollars for financial reporting purposes, we may experience fluctuations in our operating results on an annual and quarterly basis. To protect against the increase in value of forecasted foreign currency cash flow resulting from salaries paid in currencies other than the U.S. dollar during the year, we follow a foreign currency cash flow hedging program. We hedge portions of the anticipated payroll for our non-U.S. employees denominated in currencies other than the U.S. dollar for a period of one to twelve months with forward and option contracts. During 2025 and 2024, we recorded accumulated other comprehensive gain of $0.02 million and accumulated other comprehensive loss of $0.99 million, respectively, from our forward and option contracts, net of taxes, with respect to anticipated payroll expenses for our non-U.S. employees. As of December 31, 2025, the amount of other comprehensive gain (loss) from our forward and option contracts, net of taxes, was $0.02 million. We recognized a net gain of $1.23 million and a net gain of $0.91 million for 2025 and 2024, respectively, related to forward and options contracts. We note that hedging transactions may not successfully mitigate losses caused by currency fluctuations. We expect to continue to experience the effect of exchange rate and currency fluctuations on an annual and quarterly basis.

A hypothetical 10% weakening of the U.S. dollar against the NIS and the EURO would have resulted in an increase to our salary and employee related expenses, which are a large portion of our operating costs, of approximately $5.2 million and approximately $4.6 million for 2025 and 2024, respectively. A hypothetical 10% strengthening of the U.S. dollar against the NIS and the EURO would have resulted in a decrease to our salary and employee related expenses of approximately $4.3 million and approximately $3.7 million for 2025 and 2024, respectively.

The majority of our cash and cash equivalents are invested in high grade certificates of deposits with major U.S., European and Israeli banks. Generally, cash and cash equivalents and bank deposits may be redeemed and therefore minimal credit risk exists with respect to them. Nonetheless, deposits with these banks exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits or similar limits in foreign jurisdictions, to the extent such deposits are even insured in such foreign jurisdictions. While we monitor on a systematic basis the cash and cash equivalent balances in the operating accounts and adjust the balances as appropriate, these balances could be impacted if one or more of the financial institutions with which we deposit our funds fails or is subject to other adverse conditions in the financial or credit markets. To date, we have experienced no loss of principal or lack of access to our invested cash or cash equivalents; however, we can provide no assurance that access to our invested cash and cash equivalents will not be affected if the financial institutions that we hold our cash and cash equivalents fail.

We hold an investment portfolio consisting principally of corporate bonds. We have the ability to hold such investments until recovery of temporary declines in market value or maturity. As of December 31, 2025, the unrealized gains, net, associated with our investments were approximately $0.05 million. As we hold bonds with unrealized losses to recovery, no credit loss was recognized during 2025. However, we can provide no assurance that we will recover present declines in the market value of our investments.

Interest income and gains and losses from marketable securities, net, were $6.30 million in 2025 and $5.89 million in 2024. The increase in interest income and gains and losses from marketable securities, net, for 2025 as compared to 2024 principally reflected higher combined cash, bank deposits and marketable securities balances held (mainly resulting from the follow-on offering completed in the fourth quarter of 2025) and higher yields.

We are exposed primarily to fluctuations in the level of U.S. interest rates. To the extent that interest rates rise, fixed interest investments may be adversely impacted, whereas a decline in interest rates may decrease the anticipated interest income for variable rate investments. We typically do not attempt to reduce or eliminate our market exposures on our investment securities because the majority of our investments are short-term. We currently do not have any derivative instruments but may put them in place in the future. Fluctuations in interest rates within our investment portfolio have not had, and we do not currently anticipate such fluctuations will have, a material effect on our financial position on an annual or quarterly basis.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Financial Statements and Supplementary Data on page F-1.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

There has been no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over the company's financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time such that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO) in Internal Control-Integrated Framework. Based on its assessment using those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our independent registered public accountants audited the financial statements included in this Annual Report on Form 10-K and have issued a report concurring with management's assessment of the company's effective internal control over financial reporting, which appears in Item 8 of this Annual Report.

ITEM 9B.   OTHER INFORMATION

During the three months ended December 31, 2025, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding our executive officers required by this item is contained in Part I of this annual report. All other information required by this item, including required information our directors, committee membership, the identification of the Audit Committee Financial Expert, our code of business conduct and ethics, our insider trading policy, stockholder nominations of directors and compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the 2026 Proxy Statement.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the 2026 Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the 2026 Proxy Statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the 2026 Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the 2026 Proxy Statement.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *The following documents are filed as part of or are included in this Annual Report on Form 10-K:*

1. Financial Statements:

- Consolidated Balance Sheets as of December 31, 2025 and 2024

- Consolidated Statements of Loss for the Years Ended December 31, 2025, 2024 and 2023.

- Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2025, 2024 and 2023.

- Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2025, 2024 and 2023.

- Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023.

- Notes to the Consolidated Financial Statements.

2. Financial Statement Schedules:

Other financial statement schedules have been omitted since they are either not required or the information is otherwise included.

3. Exhibits:

The exhibits filed as part of this Annual Report on Form 10-K are listed on the exhibit index immediately preceding such exhibits, which exhibit index is incorporated herein by reference. Some of these documents have previously been filed as exhibits with the Securities and Exchange Commission and are being incorporated herein by reference to such earlier filings. Our file number under the Securities Exchange Act of 1934 is 000-49842.

INDEX TO EXHIBITS

EXHIBIT NUMBER	EXHIBIT DESCRIPTION	FORM	FILE NO.	EXHIBIT NUMBER	FILING DATE	FILED/FURNISHED HEREWITH
2.1	Agreement and Plan of Merger, dated May 9, 2021, by and among the Registrant, Northstar Merger Sub, Inc. Intrinsix Corp., and Shareholder Representative Services LLC	8-K	000-49842	2.1	May 9, 2021	
2.2	Share Purchase Agreement, dated September 14, 2023, between Ceva, Inc., Intrinsix Corp. and Cadence Design Systems, Inc.	8-K	000-49842	2.1	September 20, 2023	
3.1	Amended and Restated Certificate of Incorporation of the Registrant	10	000-49842	3.1	June 3, 2002	
3.2	Certificate of Ownership and Merger (merging Ceva, Inc. into ParthusCeva, Inc.)	8-K	000-49842	3.1	December 8, 2003	

56

3.3	Amendment to the Amended and Restated Certificate of Incorporation of the Registrant	8-K	000-49842	3.1	July 22, 2005
3.4	Amendment to the Amended and Restated Certificate of Incorporation of the Registrant	10-K	000-49842	3.5	February 28, 2020
3.5	Amended and Restated Bylaws of the Registrant	8-K	000-49842	3.1	November 7, 2023
4.1	Specimen of Common Stock Certificate	S-1	333-97353	4.1	July 30, 2002
4.2	Description of Securities	10-K	000-49842	4.2	February 28, 2020
10.1†	Ceva, Inc. 2003 Director Stock Option Plan	10-K	000-49842	10.8	March 15, 2012
10.2†	Ceva, Inc. Amended and Restated 2002 Employee Stock Purchase Plan	DEF 14A	000-49842	Appendix A	March 25, 2025
10.3	Form of Indemnification Agreement	10	000-49842	10.13	June 3, 2002
10.4†	Employment Agreement between the Registrant and Amir Panush dated as of November 7, 2022	8-K	000-49842	10.3	November 9, 2022
10.5†	Personal and Special Employment Agreement between the Registrant and Yaniv Arieli dated as of August 18, 2005	10-Q	000-49842	10.1	November 9, 2005
10.6†	Amendment, dated November 6, 2013, to the Employment Agreement between the Registrant and Yaniv Arieli dated as of August 18, 2005	8-K	000-49842	10.1	November 8, 2013
10.7†	Second Amendment, dated February 18, 2021, to the Employment Agreement between the Registrant and Yaniv Arieli dated as of August 18, 2005	8-K	000-49842	10.3	February 18, 2021

57

10.8†	Third Amendment, dated November 7, 2022, to the Employment Agreement between the Registrant and Yaniv Arieli dated as of August 18, 2005	8-K	000-49842	10.5	November 9, 2022
10.9†	Fourth Amendment, dated April 1, 2024, to the Employment Agreement between the Registrant and Yaniv Arieli dated as of August 18, 2005	8-K	000-49842	10.1	April 5, 2024
10.10†	Employment Agreement between the Registrant and Michael Boukaya dated as of April 4, 2019.	8-K	000-49842	10.1	April 9, 2019
10.11†	Amendment, dated February 18, 2021, to the Employment Agreement between the Registrant and Michael Boukaya dated as of April 4, 2019.	8-K	000-49842	10.4	February 18, 2021
10.12†	Second Amendment, dated November 7, 2022, to the Employment Agreement between the Registrant and Michael Boukaya dated as of April 4, 2019	8-K	000-49842	10.4	November 9, 2022
10.13†	Form of Nonstatutory Stock Option Agreement under the Ceva, Inc. 2003 Director Stock Option Plan	10-Q	000-49842	10.26	August 9, 2006
10.14†	Employment Agreement between the Registrant and Gweltaz Toquet dated as of May 11, 2021	8-K	000-49842	10.3	December 12, 2022
10.15†	Addendum, dated December 7, 2022, to the Employment Agreement between the Registrant and Gweltaz Toquet dated as of May 11, 2021	8-K	000-49842	10.2	December 12, 2022
10.16†	Ceva, Inc. Amended and Restated 2011 Stock Incentive Plan	DEFA14A	000-49842	Appendix B	March 27, 2025
10.17†	Form of Stock Appreciation Right Agreement under the Ceva, Inc. 2011 Stock Incentive Plan	10-K	000-49842	10.26	March 11, 2016
10.18†	Form of Israeli Stock Appreciation Right Agreement under the Ceva, Inc. 2011 Stock Incentive Plan	10-K	000-49842	10.27	March 11, 2016
10.19†	Form of Israeli Restricted Stock Unit Agreement for employees under the Ceva, Inc. 2011 Stock Incentive Plan	10-K	000-49842	10.28	March 11, 2016
10.20†	Form of Restricted Stock Unit Agreement for employees under the Ceva, Inc. 2011 Stock Incentive Plan	10-K	000-49842	10.29	March 11, 2016
10.21†	Form of Restricted Stock Unit Agreement for non-employee directors under the Ceva, Inc. 2011 Stock Incentive Plan	10-K	000-49842	10.30	March 11, 2016

10.22†	Form of Restricted Stock Unit Agreement for Israeli non-employee directors under the Ceva, Inc. 2011 Stock Incentive Plan	10-K	000-49842	10.31	March 11, 2016		
10.23†	Israeli Sub-plan under the Ceva, Inc. 2011 Stock Incentive Plan	10-K	000-49842	10.32	March 11, 2016		
10.24#†	2024 Incentive Plan for Gweltaz Toquet, Chief Commercial Officer, effective as of January 1, 2024	8-K	000-49842	10.1	February 16, 2024		
10.25#†	2025 Incentive Plan for Gweltaz Toquet, Chief Commercial Officer, effective as of January 1, 2025	8-K	000-49842	10.1	February 14, 2025		
10.26#†	2023 Executive Bonus Plan for Amir Panush, Yaniv Arieli and Michael Boukaya, effective as of January 1, 2023	8-K	000-49842	N/A	February 21, 2023		
10.27#†	2024 Executive Bonus Plan for Amir Panush, Yaniv Arieli and Michael Boukaya, effective as of January 1, 2024	8-K	000-49842	N/A	February 16, 2024		
10.28#†	Form of Short-Term Executive PSUs for Israeli Executive Officers	8-K	000-49842	10.2	February 24, 2020		
10.29#†	Form of Short-Term Executive PSUs for U.S.-based Executive Officers	8-K	000-49842	10.3	February 24, 2020		
10.30†	Form of Long-Term Executive PSUs for Israeli Executive Officers.	8-K	000-49842	10.4	February 24, 2020		
10.31†	Form of Long-Term Executive PSUs for U.S.-based Executive Officers.	8-K	000-49842	10.5	February 24, 2020		
10.32†	2023 Inducement Award for Amir Panush	10-K	000-49842	10.40	March 1, 2023		
10.33#†	2025 Executive Bonus Plan for Amir Panush, Yaniv Arieli and Michael Boukaya, effective as of January 1, 2025	8-K	000-49842	N/A	February 14, 2025		
19	Insider Trading Policy					X	
21.1	List of Subsidiaries	10-K	000-49842	21.1	February 27, 2025		
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global					X	
24.1	Power of Attorney (See signature page of this Annual Report on Form 10-K)					X	
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer					X	
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer					X	
32*	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer					X	
97	Ceva, Inc. Compensation Recoupment Policy	10-K	000-49842	97	March 7, 2024		
101.INS	Inline XBRL Instance Document						
101.SCH	Inline XBRL Taxonomy Extension Schema Document						
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document						
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document						
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document						
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document						
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)						

\#   Confidential portions of this document have been redacted as permitted by applicable regulations.

†   Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

*   This exhibit is furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

ITEM 16.   FORM 10-K SUMMARY

The Company has elected not to include summary information.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025



F-1




Kost Forer Gabbay & Kasierer
2 Pal-Yam Blvd. Eshel Bldg.
Haifa 3309502, Israel

Tel: +972-4-8654000
Fax: +972-3-5633439
ey.com



Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Ceva, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ceva, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of loss, comprehensive loss, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	REVENUE RECOGNITION
Description of the Matter	As described in Note 1 to the consolidated financial statements, the Company generates a significant portion of its revenues from licensing intellectual property and related services. Most of the Company's contracts with customers contain multiple goods or services which are accounted for as separate performance obligations, if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices of intellectual property licenses are typically estimated using the residual approach. Standalone selling prices of related services are typically estimated based on observable transactions when those services are sold on a standalone basis.
	Auditing the identification of performance obligations in the Company's contracts require certain judgments in determining whether products and services are considered distinct performance obligations. Auditing the allocation of the transaction price to performance obligations requires significant judgment particularly in determining whether the use of the residual approach to estimate the standalone selling prices of intellectual property licensing is appropriate.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls related to the identification of distinct performance obligations, the determination of the standalone selling prices, including the Company's assessment of the appropriateness of the residual approach method.
	Our audit procedures also included, among others, selecting a sample of customer contracts and reading contract source documents for each selection, including the executed contract and purchase order and evaluating the appropriateness of management's identification and determination of distinct performance obligations.
	To test management's determination of standalone selling price for each performance obligation, we performed procedures to evaluate the methodology applied, tested the accuracy of the underlying data and the calculations and the application of that methodology to a sample of contracts. Our testing of the residual approach application to estimate standalone selling prices of distinct intellectual property licenses included inquiries with management and the evaluation of whether the use of the residual approach is appropriate.
	Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 1999.

Haifa, Israel
February 27, 2026

F-3

Kost Forer Gabbay &
Kasierer
2 Pal-Yam Blvd. Eshel Bldg.
Haifa 3309502, Israel

Tel: +972-4-8654000
Fax: +972-3-5633439
ey.com



Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Ceva, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Ceva, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ceva, Inc. (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of loss, comprehensive loss, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

F-4

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Haifa, Israel
February 27, 2026

F-5

CEVA, INC.

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

		December 31,		
		2024		2025
ASSETS				
Current assets:				
Cash and cash equivalents	$	18,498	$	40,586
Short-term bank deposits		2,029		2,095
Marketable securities		143,117		179,302
Trade receivables (net of allowance for credit losses of $2,626 and $288 at December 31, 2024 and December 31, 2025, respectively)		37,209		49,355
Prepaid expenses and other current assets		15,488		13,498
Total current assets		216,341		284,836
Long-term assets:				
Severance pay fund		7,161		7,530
Deferred tax assets, net		1,456		257
Property and equipment, net		6,877		7,054
Operating lease right-of-use assets		5,811		17,486
Goodwill		58,308		58,308
Intangible assets, net		1,877		1,044
Investments in marketable equity securities		312		55
Other long-term assets		10,805		11,686
Total long-term assets		92,607		103,420
Total assets	$	308,948	$	388,256
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Trade payables	$	1,125	$	2,418
Deferred revenues		3,599		3,496
Accrued expenses and other payables		6,243		5,181
Accrued payroll and related benefits		16,964		15,845
Operating lease liabilities		2,598		1,743
Total current liabilities		30,529		28,683
Long-term liabilities:				
Accrued severance pay		7,365		7,690
Operating lease liabilities		2,963		14,388
Other accrued liabilities		1,535		1,037
Total long-term liabilities		11,863		23,115
Stockholders' equity:				
Preferred stock:				
$0.001 par value: 5,000,000 shares authorized; none issued and outstanding		—		—
Common stock:				
$0.001 par value: 45,000,000 shares authorized; 23,756,255 and 27,583,325 shares issued at December 31, 2024 and December 31, 2025, respectively; 23,626,865 and 27,510,739 shares outstanding at December 31, 2024 and 2025, respectively		24		28
Additional paid in-capital		259,891		337,966
Treasury stock at cost (129,390 and 72,586 shares of common stock at December 31, 2024 and 2025, respectively)		(3,222)		(1,591)
Accumulated other comprehensive income (loss)		(1,330)		79
Retained earnings (accumulated deficit)		11,193		(24)
Total stockholders' equity		266,556		336,458
Total liabilities and stockholders' equity	$	308,948	$	388,256

The accompanying notes are an integral part of the consolidated financial statements.

CEVA, INC.

CONSOLIDATED STATEMENTS OF LOSS
(U.S. dollars in thousands, except per share data)

		Year Ended December 31,				
		2023		**2024**		**2025**
Revenues:						
Licensing and related revenues	$	57,555	$	59,999	$	63,595
Royalties		39,864		46,940		46,003
Total revenues		97,419		106,939		109,598
Cost of revenues		11,648		12,768		14,158
Gross profit		85,771		94,171		95,440
Operating expenses:						
Research and development, net *)		72,689		71,616		74,833
Sales and marketing *)		11,042		12,624		13,262
General and administrative *)		14,913		16,877		18,093
Amortization of intangible assets		594		599		598
Total operating expenses		99,238		101,716		106,786
Operating loss		(13,467)		(7,545)		(11,346)
Financial income, net		5,264		4,884		6,913
Remeasurement of marketable equity securities		(2)		(94)		(257)
Loss before taxes on income		(8,205)		(2,755)		(4,690)
Taxes on income		10,232		6,031		5,948
Net loss from continuing operations		(18,437)		(8,786)		(10,638)
Net Income from discontinued operations		6,559		—		—
Net loss	$	(11,878)	$	(8,786)	$	(10,638)
Basic net income (loss) per share:						
From continuing operations	$	(0.79)	$	(0.37)	$	(0.44)
From discontinued operations	$	0.28	$	—	$	—
Basic net loss per share	$	(0.51)	$	(0.37)	$	(0.44)
Diluted net income (loss) per share:						
From continuing operations	$	(0.79)	$	(0.37)	$	(0.44)
From discontinued operations	$	0.28	$	—	$	—
Diluted net loss per share	$	(0.51)	$	(0.37)	$	(0.44)
Weighted average shares used to compute net income (loss) per share (in thousands):						
Basic		23,484		23,613		24,295
Diluted		23,484		23,613		24,295

*) Not including amortization of technology shown separately

The accompanying notes are an integral part of the consolidated financial statements.

F-7

CEVA, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands)

	Year Ended December 31,		
	2023	**2024**	**2025**
Net loss:	$ (11,878)	$ (8,786)	$ (10,638)
Other comprehensive income before tax:			
Available-for-sale securities:			
Changes in unrealized gains	3,222	2,222	1,588
Reclassification adjustments included in net loss	(90)	(14)	(56)
Net change	3,132	2,208	1,532
Cash flow hedges:			
Changes in unrealized gains (losses)	16	(74)	1,249
Reclassification adjustments included in net loss	1,078	(914)	(1,228)
Net change	1,094	(988)	21
Other comprehensive income before tax	4,226	1,220	1,553
Income tax expense related to components of other comprehensive income	306	221	144
Other comprehensive income, net of taxes	3,920	999	1,409
Comprehensive loss	$ (7,958)	$ (7,787)	$ (9,229)

The accompanying notes are an integral part of the consolidated financial statements.

F-8

CEVA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Common Stock				Accumulated other comprehensive income (loss)	Retained Earnings (Accumulated deficit)	Total stockholders' equity
	Number of shares outstanding	Amount	Additional paid-in capital	Treasury stock			
Balance as of January 1, 2023	23,215,439	$ 23	$ 242,841	$ (9,904)	$ (6,249)	$ 32,160	$ 258,871
Net loss	—	—	—	—	—	(11,878)	(11,878)
Other comprehensive gain	—	—	—	—	3,920	—	3,920
Equity-based compensation	—	—	16,198	—	—	—	16,198
Purchase of treasury stock	(278,799)	—	—	(6,163)	—	—	(6,163)
Issuance of common stock upon exercise of stock-based awards	100,030	—	874	—	—	—	874
Issuance of treasury stock upon exercise of stock-based awards	404,178	—	(7,813)	10,447	—	(115)	2,519
Balance as of December 31, 2023	23,440,848	$ 23	$ 252,100	$ (5,620)	$ (2,329)	$ 20,167	$ 264,341
Net loss	—	—	—	—	—	(8,786)	(8,786)
Other comprehensive gain	—	—	—	—	999	—	999
Equity-based compensation	—	—	15,575	—	—	—	15,575
Purchase of treasury stock	(375,219)	—	—	(8,456)	—	—	(8,456)
Issuance of common stock upon exercise of stock-based awards	61,065	—	—	—	—	—	—
Issuance of treasury stock upon exercise of stock-based awards	500,171	1	(7,784)	10,854	—	(188)	2,883
Balance as of December 31, 2024	23,626,865	$ 24	$ 259,891	$ (3,222)	$ (1,330)	$ 11,193	$ 266,556
Net loss	—	—	—	—	—	(10,638)	(10,638)
Other comprehensive gain	—	—	—	—	1,409	—	1,409
Equity-based compensation	—	—	19,796	—	—	—	19,796
Purchase of treasury stock	(340,295)	—	—	(7,150)	—	—	(7,150)
Issuance of common stock, net of issuance costs of $650	3,450,000	4	63,257	—	—	—	63,261
Issuance of common stock upon exercise of stock-based awards	377,070	—	1,358	—	—	—	1,358
Issuance of treasury stock upon exercise of stock-based awards	397,099	—	(6,336)	8,781	—	(579)	1,866
Balance as of December 31, 2025	27,510,739	$ 28	$ 337,966	$ (1,591)	$ 79(*)	$ (24)	$ 336,458

(*) Accumulated unrealized gain from available-for-sale securities, net of taxes of $13	$ 58
Accumulated unrealized gain from hedging activities	$ 21
Accumulated other comprehensive income, net as of December 31, 2025	$ 79

The accompanying notes are an integral part of the consolidated financial statements.

CEVA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,		
	2023	2024	2025
Cash flows from operating activities:			
Net loss	$ (11,878)	$ (8,786)	$ (10,638)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation	2,887	3,046	3,436
Amortization of intangible assets	1,996	1,090	833
Equity-based compensation	16,198	15,575	19,796
Realized gain, net on sale of available-for-sale marketable securities	(90)	(14)	(56)
Amortization of discounts on available-for-sale marketable securities	(124)	(922)	(755)
Unrealized foreign exchange (gain) loss, net	(560)	1,108	(1,029)
Gain on sale of Intrinsix	(11,557)	—	—
Remeasurement of marketable equity securities	2	94	257
Changes in operating assets and liabilities:			
Trade receivables, net	(25)	(6,777)	(11,846)
Prepaid expenses and other assets	(4,850)	(4,751)	281
Operating lease right-of-use assets	3,305	1,167	(11,675)
Accrued interest on bank deposits	(237)	527	(23)
Deferred taxes, net	6,684	(68)	1,055
Trade payables	(818)	(261)	552
Deferred revenues	(27)	581	(103)
Accrued expenses and other payables	(182)	477	(890)
Accrued payroll and related benefits	(3,737)	2,664	(1,987)
Operating lease liability	(3,273)	(810)	10,226
Income taxes payable	67	(221)	(706)
Accrued severance pay, net	(112)	(248)	(84)
Net cash provided by (used in) operating activities	(6,331)	3,471	(3,356)
Cash flows from investing activities:			
Business combination	(3,600)	—	—
Asset acquisition	—	(753)	—
Purchase of property and equipment	(2,884)	(2,955)	(2,921)
Proceeds from the sale of Intrinsix, net	30,589	540	3,470
Investment in bank deposits	(2,000)	(2,000)	(2,705)
Proceeds from bank deposits	6,000	10,000	2,000
Investment in available-for-sale marketable securities	(40,026)	(46,864)	(106,440)
Proceeds from maturity of available-for-sale marketable securities	10,340	29,780	61,297
Proceeds from sale of available-for-sale marketable securities	12,417	9,806	11,301
Net cash provided by (used in) investing activities	10,836	(2,446)	(33,998)
Cash flows from financing activities:			
Purchase of treasury stock	(6,163)	(8,456)	(7,150)
Proceeds from issuance of common stock, net of issuance costs	—	—	63,261
Proceeds from exercise of stock-based awards	3,393	2,883	3,224
Net cash provided by (used in) financing activities	(2,770)	(5,573)	59,335
Effect of exchange rate changes on cash and cash equivalents	267	(241)	107
Increase (decrease) in cash and cash equivalents	2,002	(4,789)	22,088
Cash and cash equivalents at the beginning of the year	21,285	23,287	18,498
Cash and cash equivalents at the end of the year	$ 23,287	$ 18,498	$ 40,586

The accompanying notes are an integral part of the consolidated financial statements.

F-10

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(U.S. dollars in thousands)

		Year ended December 31,				
		2023		2024		2025
Supplemental information of cash-flows activities:						
Cash paid during the year for:						
Income and withholding taxes	$	7,398	$	6,261	$	4,182
Non-cash transactions:						
Transaction costs related to the Intrinsix but unpaid at the end of the year	$	25	$	—	$	—
Property and equipment purchases incurred but unpaid at the end of the year	$	—	$	215	$	692
Right-of-use assets obtained in the exchange for operating lease liabilities	$	1,100	$	1,324	$	14,084
Reconciliation of cash and cash equivalents as shown in the condensed consolidated statements of cash flow:						
Cash and cash equivalents in the Consolidated Balance Sheets	$	23,287	$	18,498	$	40,586
Cash and cash equivalents included in assets of discontinued operation		—		—		—
Total cash and cash equivalents in the Consolidated Statements of Cash Flows	$	23,287	$	18,498	$	40,586

The accompanying notes are an integral part of the consolidated financial statements.

F-11

Ceva, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

Ceva, Inc. ("Ceva" or the "Company") was incorporated in Delaware on November 22, 1999. The Company was formed through the combination of Parthus Technologies plc ("Parthus") and the digital signal processor (DSP) cores licensing business and operations of DSP Group, Inc. in November 2002. The Company had no business or operations prior to the combination.

Ceva is the leader in silicon and software IP enabling Physical AI – the artificial intelligence embedded in billions of devices that connect, sense and infer data in the real world. Ceva views Physical AI as the natural evolution of Edge AI. While Edge AI refers to running AI workloads locally on devices rather than in the cloud, Physical AI extends this concept further: it unifies connectivity, sensing and inference layers into a single fabric that allows devices not only to process data at the edge, but also to interact intelligently with their physical environment and the cloud. Ceva believes it is uniquely positioned as the only company with leadership in innovative silicon and software IP solutions across all three layers. Ceva's technologies power the connectivity, perception and intelligence in today's most advanced smart edge products across consumer IoT, automotive, industrial and infrastructure, and mobile and PC markets.

Ceva is a trusted partner to many of the leading semiconductor and original equipment manufacturer ("OEM") companies servicing not only Ceva's largest target growth markets but also a wide variety of other applications, including smart-home, surveillance, robotics and medical. Ceva's customers incorporate Ceva's IP into application-specific integrated circuits and application-specific standard products that they manufacture, market and sell.

Ceva's portfolio spans the three foundational layers of Physical AI:

- Connectivity layer (wireless transport): Bluetooth, Wi-Fi, Ultra Wideband ("UWB"), cellular internet-of-things ("IoT"), and 5G Advanced IP platforms that form the backbone of ubiquitous, secure, and high-performance communication

- Sensing layer (software and DSPs): Sensor fusion processors, RealSpace spatial audio, MotionEngine software, and general-purpose digital signal processors ("DSPs") that transform raw sensor data into actionable intelligence

- Inference layer (NPUs and AI DSPs): The NeuPro family of neural processing units ("NPUs"), from NeuProNano for embedded AI to NeuProM for generative AI, supported by a unified toolchain and software stack for simple model deployment, and the SensPro family of AI DSPs for high-performance signal and AI workloads

Ceva licenses its portfolio of wireless communications and scalable AI IP to its customers, lowering barriers to entry and enabling them to bring new products to market faster, more reliably, efficiently and economically.

Segments:

The Company operates as one operating segment. See Note 12 for additional information.

Discontinued Operation:

Intrinsix Corp. ("Intrinsix")

On September 14, 2023, the Company and Intrinsix, then its wholly owned subsidiary, entered into a Share Purchase Agreement (the "Agreement") with Cadence Design Systems, Inc. ("Cadence"), pursuant to which Cadence agreed to purchase all of the issued and outstanding capital shares of Intrinsix from the Company for $35,000 in cash, subject to other certain purchase price adjustments as provided for in the Agreement (the "Transaction"). The closing of the Transaction occurred on October 2, 2023. At the closing, an amount of $300 from the consideration was deposited with a third-party escrow agent for the purposes of satisfying any additional post-closing purchase price adjustments owed by the Company to Cadence, all of which was fully paid to the Company during the first quarter of 2024. An additional amount of $3,500 of the consideration was deposited with the same escrow agent for a period of 18 months as security for the Company's indemnification obligations to Cadence in accordance with the terms and conditions set forth in the Agreement, of which $3,470 was released and paid to the Company in the second quarter of 2025. After post-closing adjustments, the Company also received a $240 repayment during the first quarter of 2024. The Agreement includes certain representations, warranties and covenants of the parties, and the Company also agreed to certain non-competition and non-solicitation terms, which are subject to certain exceptions.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

     Under ASC 205-20, "*Discontinued Operation*" when a component of an entity, as defined in ASC 205-20, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its component are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will have no significant continuing involvement in the operations of the component.

     As a result of the Transaction, Intrinsix's results of operations are disclosed as a discontinued operation, including the resulting income from the sale. All prior periods comparable results of operation have been retroactively included in discontinued operations.

     The following table shows the Company's results of discontinued operation for the year ended December 31, 2023:

	Year Ended December 31, 2023
Revenues	$ 7,909
Cost of revenues	4,976
Gross profit	2,933
Operating expenses:	
Research and development, net	5,489
Sales and marketing	662
General and administrative	757
Amortization of intangible assets	373
Total operating expenses	7,281
Operating loss	(4,348)
Financial income, net	3
Gain on sale	10,892
Total gain from discontinued operations before taxes on income	6,547
Income tax benefit	(12)
Net income from discontinued operations	$ 6,559

The following table presents the gain associated with the sale, presented in the results of discontinued operations for the year ended December 31, 2023:

Gross purchase price	$ 35,154
Transaction costs	(690)
Net assets sold	(23,572)
Total gain on sale	$ 10,892

F-13

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

The carrying value of the net assets sold are as follows:

Cash and cash equivalents	$	525
Trade receivables		931
Prepaid expenses and other current assets		354
Operating lease right-of-use assets		1,590
Property and equipment, net		364
Goodwill		18,463
Intangible assets, net		3,323
Trade payables		(44)
Deferred revenues		(123)
Accrued payroll and related benefits		(221)
Operating lease liabilities		(1,590)
Total net assets sold	$	23,572

The following table presents cash flows from discontinued operations:

	Year Ended December 31, 2023	
Net cash flows used in operating activities (*)	$	(2,235)
Net cash flows (used in) provided by investing activities	$	29,919

(*) Amortization and depreciation allocated to discontinued operation for the year ended December 2023 amounted to $1,081.

Acquisitions

a. VisiSonics

In May 2023, the Company entered into an agreement to acquire the VisiSonics 3D spatial audio business ("VisiSonics"). Under the terms of the agreement, the Company agreed to pay an aggregate of $3,600 at closing, and each of VisiSonics' two founders was entitled to an additional payment of $100 payable in equal monthly installments over the 12-month period following the closing in connection with their provision of consulting services. The main strategic driver for the acquisition is that VisiSonics' spatial audio research and development ("R&D") team and software, which has close ties to the Company's sensor fusion R&D development center, extend the Company's application software portfolio for embedded systems, bolstering the Company's strong market position in hearables where spatial audio is quickly becoming a must-have feature.

In addition, the Company incurred acquisition-related expenses associated with the VisiSonics transaction in a total amount of $117, which were included in general and administrative expenses for the year ended December 31, 2023. Acquisition-related costs included legal and accounting fees.

F-14

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

The results of VisiSonics's operations have been included in the consolidated financial statements since May 5, 2023. Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated statement of income.

The acquisition of the VisiSonics business has been accounted in accordance with ASC 805. Under the acquisition method of accounting, the total purchase price is allocated to the intangible assets based on their fair values on the closing date. The excess of the purchase price over the identifiable intangible assets was recorded as goodwill.

Goodwill generated from this business combination is attributed to synergies between the Company's and VisiSonics's respective products and services.

The purchase price allocation for the acquisition has been determined as follows:

Intangible assets:		
Technologies	$	1,174
Customer relationships		432
Goodwill		1,994
Total assets	$	3,600

b. Greek Design Company

In January 2024, the Company acquired a privately held, Greece-based radio frequency design company (now operating under the name "*Ceva Technologies Single Member Private Company*"). Under the terms of the purchase agreement, the Company agreed to pay an aggregate of approximately $753 paid at closing and approximately $2,100 contingent on continued employment and certain performance milestones. During the first quarter of 2025, the Company paid $425 toward this contingent amount. The Company has accounted for the acquisition as an asset acquisition. As such, the total purchase consideration was allocated to the assets acquired.

Basis of presentation:

The consolidated financial statements have been prepared according to U.S. Generally Accepted Accounting Principles ("U.S. GAAP").

Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements, the reported amounts of revenues and expenses during the reporting period, and amounts classified as a discontinued operation. Actual results could differ from those estimates.

Financial statements in U.S. dollars:

A majority of the revenues of the Company and its subsidiaries is generated in U.S. dollars ("dollars"). In addition, a portion of the Company and its subsidiaries' costs are incurred in dollars. The Company's management has determined that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries principally operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with FASB ASC No. 830, "Foreign Currency Matters." All transaction gains and losses from remeasurement of monetary balance sheet items are reflected in the consolidated statements of loss as financial income or expenses, as appropriate, which is included in "financial income, net." The foreign exchange gains and losses arose principally on the EURO and the NIS monetary balance sheet items as a result of the currency fluctuations of these currencies against the dollar.

Principles of consolidation:

The consolidated financial statements incorporate the financial statements of the Company and all of its subsidiaries. All inter-company balances and transactions have been eliminated on consolidation.

Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less from the date acquired.

Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year from the balance sheet date. The deposits are presented at their cost, including accrued interest. The deposits bear interest annually at an average rate of 3.95%, 4.53% and 4.57% during 2023, 2024 and 2025, respectively.

Marketable securities:

Marketable securities consist mainly of corporate bonds. The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. In accordance with FASB ASC No. 320 "Investments- Debt Securities," the Company classifies marketable debt securities as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of stockholders' equity, net of taxes. Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in financial income, net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount, both of which, together with interest, are included in financial income, net. The Company has classified all marketable securities as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date, because these securities are available to support current operations and the company may sell these debt securities prior to their stated maturities.

The Company determines realized gains or losses on sale of marketable securities on a specific identification method and records such gains or losses as financial income, net.

For each reporting period, the Company evaluates whether declines in fair value below the amortized cost are due to expected credit losses, as well as the Company's ability and intention to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on available for sale debt securities are recognized as a charge in financial income on the consolidated statements of income (loss), and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss). For the years ended December 31, 2023, 2024 and 2025, credit losses were immaterial.

F-16

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

Trade receivables and allowances:

Trade receivables are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Company makes estimates of expected credit losses for the allowance for doubtful accounts and allowance for unbilled receivables based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company's consolidated statements of loss.

Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%		
Computers, software and equipment	15	-	33
Office furniture and equipment	7	-	33
Leasehold improvements	Over the shorter of the expected lease term or estimated useful life		

Leases:

The Company determines if an arrangement is a lease at inception. The Company's assessment is based on: (1) whether the contract includes an identified asset, (2) whether the Company obtains substantially all of the economic benefits from the use of the asset throughout the period of use, and (3) whether the Company has the right to direct how and for what purpose the identified asset is used throughout the period of use.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset, the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term. A lease is classified as an operating lease if it does not meet any one of these criteria. Since all of the Company's lease contracts do not meet any of the criteria above, the Company concluded that all of its lease contracts should be classified as operating leases.

Operating lease right-of-use ("ROU") assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on information available on the commencement date in determining the present value of lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. All ROU assets are reviewed for impairment.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

The Company elected not to recognize a lease liability and a ROU asset for lease with a term of twelve months or less.

Goodwill:

Goodwill is carried at cost and is not amortized but rather is tested for impairment at least annually or between annual tests in certain circumstances. The Company conducts its annual test of impairment for goodwill on October 1st of each year.

The Company operates in one operating segment and this segment comprises only one reporting unit.

ASC 350, "Intangibles – Goodwill and Other" ("ASC 350") allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of a reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess. For each of the three years in the period ended December 31, 2025, no impairment of goodwill has been recorded.

Intangible assets, net:

Acquired intangible assets with finite lives are amortized over their estimated useful lives. The Company amortizes intangible assets with finite lives over periods ranging from half a year to seven and a half years, using the straight-line method, unless another method is more appropriate.

Impairment of long-lived assets and intangible assets

Long-lived assets, including property and equipment and finite-lived intangible assets, are reviewed for impairment whenever facts or circumstances either internally or externally may indicate that the carrying value of an asset may not be recoverable. If there are indications of an impairment, the Company tests for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of the asset to the carrying amount of the asset or asset group. If the asset or asset group is determined to be impaired, any excess of the carrying value of the asset or asset group over its estimated fair value is recognized as an impairment loss.

The Company did not record any impairments during the years ended December 31, 2023, 2024 and 2025.

Investments in marketable equity securities:

The Company holds an equity interest in Cipia Vision Ltd (CPIA.TA) ("Cipia"), a publicly traded company listed on the Tel-Aviv Stock Exchange. As such, the Company measures its Cipia investment at fair value with changes in fair value recognized in remeasurement of marketable equity securities in the consolidated statements of income (loss). As of December 31, 2025, the investment fair value amounted to $55. The Company recorded a loss of $2, a loss of $94, and a loss of $257 for the years ended December 31, 2023, 2024 and 2025, respectively from the remeasurement of the investment.

F-18

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

Revenue recognition:

The following is a description of principal activities from which the Company generates revenue. Revenues are recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company determines revenue recognition through the following steps:

- Identification of the contract with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company enters into contracts that can include various combinations of products and services, as detailed below, which are generally capable of being distinct and accounted for as separate performance obligations.

The Company generates its revenues from (1) licensing intellectual properties, which in certain circumstances are modified for customer-specific requirements, (2) royalty revenues, and (3) other revenues, which include revenues from support, professional services, training and sale of development systems and chips, which are included in licensing and related revenue in the accompanying consolidated statements of income (loss).

The Company accounts for its IP license revenues and related services, which provide the Company's customers with rights to use the Company's IP, in accordance with ASC 606, "*Revenue from Contracts with Customers*" ("ASC 606"). A license may be perpetual or time limited in its application. In accordance with ASC 606, the Company recognizes revenue from IP license at the point in time when the IP license is made available to the customer, as the IP license is functional without professional services, updates and technical support. The Company has concluded that its IP licenses are distinct as the customer can benefit from the licenses on their own.

F-19

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

Revenues from contracts that involve significant customization of the Company's IP to customer-specific specifications are considered as one performance obligation satisfied over-time. Revenue related to these projects is recognized over time, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. The Company believes that incurred effort represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. When total cost estimates for these types of arrangements exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately. Significant judgment is required when estimating total labor effort and progress to completion on these arrangements.

Most of the Company's contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately, if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices of IP license are typically estimated using the residual approach since the selling price is uncertain. Standalone selling prices of services are typically estimated based on observable transactions when these services are sold on a standalone basis. Standalone selling prices of significant customization of the Company's IP to customer-specific specifications and professional services are typically estimated based on expected cost plus normal profit margin approach.

Revenues that are derived from the sale of a licensee's products that incorporate the Company's IP are classified as royalty revenues. Royalty revenues are recognized during the quarter in which the sale of the product incorporating the Company's IP occurs. Royalties are calculated either as a percentage of the revenues received by the Company's licensees on sales of products incorporating the Company's IP or on a per unit basis, as specified in the agreements with the licensees. Royalty revenues are recognized during the quarter in which the Company receives the actual sales data from its customers after the quarter ends and accounts for it as unbilled receivables. When the Company does not receive actual sales data from the customer prior to the finalization of its financial statements, royalty revenues are recognized based on the Company's estimation of the customer's sales during the quarter. This estimation process for the royalty revenue accrual is based on inputs and estimations received from the Company's customers, as well as sales trends and various market factors. Adjustments to royalty revenues are made in subsequent periods to reflect updated estimates as soon as the final royalty reports are sent to the Company.

Contracts with customers generally contain an agreement to provide for training and post contract support, which consists of remote support, correction of errors (bug fixing) and unspecified updates and upgrades. Fees for post contract support, which takes place after delivery to the customer, are specified in the contract and are generally mandatory for the first year. After the mandatory period, the customer may extend the support agreement on similar terms, usually on an annual basis. The Company considers the post contract support performance obligation as a distinct performance obligation that is satisfied over time, and as such, it recognizes revenue for post contract support on a straight-line basis over the period for which technical support is contractually agreed to be provided to the licensee, typically twelve months, since the services have a consistent continuous pattern of transfer to the customers. Revenues from the sale of development systems and chips, which are generally considered as separate performance obligations, are recognized at point in time when control of the promised goods or services are transferred to the customers.

Contracts with customers also contain an agreement to provide professional services. Such services generate revenues which are generally recognized over time using the input method, based on labor hours, which the Company believes best depicts the transfer of the services to the customer.

When contracts involve a significant financing component, the Company adjusts the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provide the customer with a significant benefit of financing, unless the financing period is under one year and only after the products or services were provided as the Company elected to use the practical expedient under ASC 606. Revenue is recognized net of any indirect taxes collected from customers which are subsequently remitted to governmental entities.

Deferred revenues, which represent a contract liability, include unearned amounts received under license agreements, unearned technical support and amounts paid by customers not yet recognized as revenues.

The Company capitalizes sales commission as costs of obtaining a contract when they are incremental and, if they are expected to be recovered, amortized in a manner consistent with the pattern of transfer of the good or service to which the asset relates. Sales commissions for the renewal of a contract are considered commensurate with the sales commissions paid for the acquisition of the initial contract. If the expected amortization period is one year or less, the commission fee is expensed when incurred.

Cost of revenue:

Cost of revenues include materials, subcontractors, amortization of acquired assets, the portion of development costs associated with product development arrangements, salary and related costs for personnel engaged in services, training and customer support, equity-based compensation expense, travel, office expenses and other support costs. Cost of revenues also include royalty expense payments to the Israeli Innovation Authority of the Ministry of Economy and Industry in Israel (the "IIA") (refer to Note 16c for further details).

Income taxes:

The Company recognizes income taxes under the liability method. It recognizes deferred income tax assets and liabilities for the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. The effect of a change in tax rates on deferred income taxes is recognized in the statements of income (loss) during the period that includes the enactment date.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

Valuation allowance is recorded to reduce the deferred tax assets to the net amount that the Company believes is more likely than not to be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies, in assessing the need for a valuation allowance.

The Company accounts for uncertain tax positions in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits under taxes on income.

Research and development, net:

Research and development costs are charged to the consolidated statements of income (loss) as incurred and are presented net of government grants (see note Government grants and tax credits).

Government grants and tax credits:

Government grants received by the Company relating to categories of operating expenditures are credited to the consolidated statements of income (loss) during the period in which the expenditure to which they relate is charged. Royalty and non-royalty-bearing grants from the IIA for funding certain approved research and development projects are recognized at the time when the Company is entitled to such grants, on the basis of the related costs incurred, and included as a deduction from research and development expenses in the consolidated statements of income (loss).

The Company recorded grants in the amounts of $1,668, $1,407 and $1,408 for the years ended December 31, 2023, 2024 and 2025, respectively. The Company's Israeli subsidiary is obligated to pay royalties amounting to 3%-3.5% of the sales of certain products the development of which received grants from the IIA in previous years. The obligation to pay these royalties is contingent on actual sales of the products. Grants received from the IIA may become repayable if certain criteria under the grants are not met.

The French Research Tax Credit, Crédit d'Impôt Recherche ("CIR"), is a French tax incentive to stimulate R&D, which is relevant for the Company's French subsidiaries (RivieraWaves SAS and Ceva France). Generally, the CIR offsets the income tax to be paid, but in the absence of income taxes to be paid, the CIR can be refunded. The CIR is calculated based on the claimed volume of eligible R&D expenditures by the Company. As a result, the CIR is presented as a deduction from "research and development expenses" in the consolidated statements of income (loss). During the years ended December 31, 2023, 2024 and 2025, the Company recorded CIR benefits in the amount of $2,509, $2,805 and $3,185, respectively.

The research & development (R&D) tax credit in the UK is designed to encourage innovation and increase spending on R&D activities for companies operating in the UK. This is relevant to the Company's subsidiary R&D centers in the UK. Generally, the UK R&D tax credit offsets the income tax to be paid, but in the absence of income taxes to be paid, the amounts can be refunded. The R&D tax credit is calculated based on the claimed volume of eligible R&D expenditures by the Company. As a result, the R&D tax credit is presented as a deduction from "research and development expenses" in the consolidated statements of income (loss). During the years ended December 31, 2023, 2024 and 2025, the Company recorded R&D tax credit benefits in the amount of $107, $149 and $57, respectively.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

Employee benefit plan:

Certain of the Company's employees are eligible to participate in a defined contribution pension plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into the Plan, which is run by an independent party. The Company makes pension contributions at rates varying up to 10% of the participant's pensionable salary. Contributions to the Plan are recorded as an expense in the consolidated statements of income (loss).

The Company's U.S. operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions up to a maximum of 6% of the participant's base pay. Each participant may contribute up to 15% of base remuneration. Contributions to the U.S. Plan are recorded during the year contributed as an expense in the consolidated statements of income (loss).

Total contributions for the Company's U.S. employees for the years ended December 31, 2023, 2024 and 2025 were $376, $204 and $183, respectively.

Accrued severance pay:

Effective July 1, 2021, the Israeli subsidiary's agreements with employees hired prior to August 1, 2016, are under Section 14 of the Severance Pay Law, 1963. Up to July 1, 2021, the liability of Ceva's Israeli subsidiary for severance pay for employees hired prior to August 1, 2016, was calculated pursuant to Israeli severance pay law based on the most recent salary of each employee multiplied by the number of years of employment for these employee as of June 30, 2021. The Israeli subsidiary's liability for the period until June 30, 2021, is fully provided for by monthly deposits with severance pay funds, insurance policies and an accrual. The deposited funds include profits and losses accumulated up to December 31, 2025. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these policies is recorded as an asset on the Company's consolidated balance sheets.

Effective August 1, 2016, the Israeli subsidiary's agreements for all new hires in Israel are under Section 14 of the Severance Pay Law, 1963, and effective July 1, 2021, this arrangement also applies to employees hired prior to August 1, 2016. The Israeli subsidiary's contributions for severance pay have extinguished its severance obligation. Upon contribution of the full amount based on the employee's monthly salary for each year of service, no additional obligation exists regarding the matter of severance pay, and no additional payments is made by the Israeli subsidiary to the employee. Furthermore, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Israeli subsidiary is legally released from any obligation to employees once the required deposit amounts have been paid.

Severance pay expenses, net of related income, for the years ended December 31, 2023, 2024 and 2025, were $2,117, $1,835 and $2,332, respectively.

Equity-based compensation:

The Company accounts for equity-based compensation in accordance with FASB ASC No. 718, "Stock Compensation" which requires the recognition of compensation expenses based on estimated fair values for all equity-based awards made to employees and non-employee directors. Equity-based compensation primarily includes restricted stock units ("RSUs"), as well as options, performance-based stock units ("PSUs") and employee stock purchase plan awards.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

The Company uses the straight-line recognition method for awards subject to graded vesting based only on a service condition and the accelerated method for awards that are subject to performance or market conditions. The fair value of each RSU and PSU (excluding PSUs based on market condition awards) is the market value as determined by the closing price of the common stock on the day of grant. The Company estimates the fair value of PSU based on market condition awards on the date of grant using the Monte-Carlo simulation model. The Company estimates the fair value of stock option awards on the date of grant using the Black-Scholes model. Forfeitures are accounted for as they occur instead of estimating the number of awards expected to be forfeited.

The fair value for rights to purchase shares of common stock under the Company's employee stock purchase plan was estimated on the date of grant using the following assumptions:

	2023			2024			2025		
Expected dividend yield	0%			0%			0%		
Expected volatility	45%	-	47%	46%	-	50%	41%	-	70%
Risk-free interest rate	4.8%	-	5.5%	4.9%	-	5.3%	4.0%	-	4.4%
Contractual term of up to (in months)	6	-	24	6	-	24	6	-	24

During the years ended December 31, 2023, 2024 and 2025, the Company recognized equity-based compensation expense related to stock options, RSUs, PSUs and employee stock purchase plan as follows:

	Year ended December 31,		
	2023	2024	2025
Cost of revenue	$ 826	$ 713	$ 679
Research and development, net	9,133	9,298	10,549
Sales and marketing	1,776	1,801	2,397
General and administrative	3,795	3,763	6,171
Total equity-based compensation expense from continuing operations	15,530	15,575	19,796
Equity-based compensation expense included in discontinued operations	668	—	—
Total equity-based compensation expense	$ 16,198	$ 15,575	$ 19,796

As of December 31, 2025, there was $25,761 of unrecognized compensation expense related to unvested RSUs and PSUs. This amount is expected to be recognized over a weighted-average period of 1.5 years. As of December 31, 2025, there was $154 of unrecognized compensation expense related to unvested stock option. This amount is expected to be recognized over a weighted-average period of 1.5 years. As of December 31, 2025, there was $235 of unrecognized compensation expense related to employee stock purchase plan. This amount is expected to be recognized during the first quarter of 2026.

Fair value of financial instruments:

The carrying amount of cash and cash equivalents, short-term bank deposits, trade receivables, prepaid expenses and other accounts receivable, trade payables, accrued expenses and other accounts payable and accrued payroll and related benefits approximates fair value due to the short-term maturities of these instruments. Marketable securities, marketable equity securities and derivative instruments are carried at fair value. See Note 5 for more information.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with FASB ASC No. 220, "Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in stockholders' equity during the period except those resulting from investments by, or distributions to, stockholders. The Company's items of other comprehensive income (loss) relate to unrealized gains and losses, net of tax, on hedging derivative instruments and marketable securities.

Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, bank deposits, marketable securities, foreign exchange contracts and trade receivables. The Company invests its surplus cash in cash deposits and marketable securities in financial institutions and has established guidelines relating to diversification and maturities to maintain safety and liquidity of the investments.

The majority of the Company's cash and cash equivalents are invested in high grade certificates of deposits with major U.S., European and Israeli banks. Generally, cash and cash equivalents and bank deposits may be redeemed on demand and therefore minimal credit risk exists with respect to them. Nonetheless, deposits with these banks exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits or similar limits in foreign jurisdictions, to the extent such deposits are even insured in such foreign jurisdictions. Generally, these cash equivalents may be redeemed upon demand and therefore management believes that they bear a lower risk. The short-term bank deposits are held in financial institutions that management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration. Furthermore, the Company holds an investment portfolio consisting principally of corporate bonds. For available-for-sale debt securities with unrealized loss positions, the Company does not intend to sell these securities and it is more likely than not that the Company will hold these securities until maturity or a recovery of the cost basis. No material credit losses for available-for-sale debt securities were recorded during the periods presented.

The Company's trade receivables are geographically diverse, mainly in the Asia Pacific region, and also in the United States and Europe. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers. The Company makes estimates of expected credit losses based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

	Balance at beginning of period		Additions		Deduction		Balance at end of period
Year ended December 31, 2025							
Write-offs	$	2,626	$	—	$	(2,338)	$	288
Year ended December 31, 2024							
Allowance for credit losses	$	288	$	2,338	$	—	$	2,626
Year ended December 31, 2023							
Allowance for credit losses	$	313	$	—	$	(25)	$	288

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

The increase in the credit loss allowance as of December 31, 2024, is due to a specific credit loss recorded during the year ended December 31, 2024, for a customer that has experienced financial difficulties. In 2025 the Company recognized a write-off of the allowance for that customer.

The Company has no off-balance-sheet concentration of credit risk.

Derivative and hedging activities:

The Company follows the requirements of FASB ASC No. 815, "Derivatives and Hedging" which requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Due to the Company's global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business. The Company's treasury policy allows it to offset the risks associated with the effects of certain foreign currency exposures through the purchase of foreign exchange forward or option contracts ("Hedging Contracts"). The policy, however, prohibits the Company from speculating on such Hedging Contracts for profit. To protect against the increase in value of forecasted foreign currency cash flow resulting from salaries paid in currencies other than the U.S. dollar during the year, the Company instituted a foreign currency cash flow hedging program. The Company hedges portions of the anticipated payroll of its non-U.S. employees denominated in the currencies other than the U.S. dollar for a period of one to twelve months with Hedging Contracts. Accordingly, when the dollar strengthens against the foreign currencies, the decline in present value of future foreign currency expenses is offset by losses in the fair value of the Hedging Contracts. Conversely, when the dollar weakens, the increase in the present value of future foreign currency expenses is offset by gains in the fair value of the Hedging Contracts. These Hedging Contracts are designated as cash flow hedges.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. As of December 31, 2025, the notional principal amount of the Hedging Contracts to sell U.S. dollars held by the Company was $2,625. There were no open Hedging Contracts as of December 31, 2024.

Other derivative instruments that are not designated as hedging instruments consist of forward contracts that the Company uses to hedge monetary assets denominated in currencies other than the U.S. dollar. Gains and losses on these contracts as well as related costs are included in financial income, net, along with the gains and losses of the related hedged item. There were no open other derivative instruments as of December 31, 2024 and 2025.

Advertising expenses:

Advertising expenses are charged to consolidated statements of income (loss) as incurred. Advertising expenses for the years ended December 31, 2023, 2024 and 2025 were $780, $795 and $872, respectively.

Treasury stock:

The Company repurchases its common stock from time to time pursuant to a board-authorized share repurchase program through open market purchases and repurchase plans.

The repurchases of common stock are accounted for as treasury stock, and result in a reduction of stockholders' equity. When treasury shares are reissued, the Company accounts for the reissuance in accordance with FASB ASC No. 505-30, "Treasury Stock" and charges the excess of the repurchase cost over issuance price using the weighted average method to retained earnings. The purchase cost is calculated based on the specific identified method. In the case where the repurchase cost over issuance price using the weighted average method is lower than the issuance price, the Company credits the difference to additional paid-in capital.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

Net income (loss) per share of common stock:

Basic net income (loss) per share is computed based on the weighted average number of shares of common stock outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of shares of common stock outstanding during each year, plus dilutive potential shares of common stock considered outstanding during the year, in accordance with FASB ASC No. 260, "Earnings Per Share."

		Year ended December 31,				
		2023		2024		2025
Numerator:						
Net loss from continuing operations	$	(18,437)	$	(8,786)	$	(10,638)
Net income from discontinued operations		6,559		—		—
Net loss	$	(11,878)	$	(8,786)	$	(10,638)
Denominator (in thousands):						
Basic weighted-average common stock outstanding		23,484		23,613		24,295
Effect of stock-based awards		—		—		—
Diluted weighted-average common stock outstanding		23,484		23,613		24,295
Basic net loss per share from continuing operations	$	(0.79)	$	(0.37)	$	(0.44)
Basic net income per share from discontinued operations	$	0.28	$	—	$	—
Basic net loss per share	$	(0.51)	$	(0.37)	$	(0.44)
Diluted net loss per share from continuing operations	$	(0.79)	$	(0.37)	$	(0.44)
Diluted net income per share from discontinued operations	$	0.28	$	—	$	—
Diluted net loss per share	$	(0.51)	$	(0.37)	$	(0.44)

The total number of shares related to outstanding equity-based awards excluded from the calculation of diluted net loss per share, since their effect was anti-dilutive, was 1,381,176, 1,687,533 and 1,883,152 for the years ended December 31, 2023, 2024 and 2025, respectively.

Accounting Standards Recently Adopted by the Company:

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). The ASU 2023-09 requires that an entity disclose specific categories in the effective tax rate reconciliation, as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU 2023-09 are required to be adopted for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 during the year ended December 31, 2025, on a prospective basis. The adoption of this ASU 2023-09 affected only the Company's disclosures to its consolidated financial statements (refer to Note 14).

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

Accounting Standards Recently Issued, Not Yet Adopted by the Company:

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40), Disaggregation of Income Statement Expenses, which requires disclosure of disaggregated information about certain expense captions presented in the Consolidated Statements of Operations as well as disclosure about selling expense. The guidance will be effective for the Company for annual periods beginning January 1, 2027 and interim periods beginning January 1, 2028, with early adoption permitted. It could be applied either prospectively or retrospectively. The Company is currently evaluating the impact on its financial statement disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). This amendment introduces a practical expedient for the application of the current expected credit loss model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as "project stages") throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach. The Company is currently evaluating the impact of this amendment on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. The amendments introduced two permitted approaches for asset-related grants: a deferred income approach or a cost accumulation approach. The guidance is effective for the Company beginning January 1, 2029, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statement.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) - Narrow-Scope Improvements. The ASU was updated to improve the navigability of the required interim disclosures within ASC No. 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The amendments in this ASU are required to be adopted for interim reporting periods beginning after December 15, 2027, with early adoption permitted, and may be applied either through a prospective or retrospective approach. The Company is currently evaluating the effect of adopting the ASU on its condensed consolidated financial statement disclosures.

NOTE 2: REVENUE RECOGNITION

The following table includes estimated revenue expected to be recognized in future periods related to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. The estimated revenues do not include amounts of royalties or unexercised contract renewals:

	2026	2027	2028 and thereafter
Licensing and related revenues	$ 13,372	$ 1,523	$ 483

F-27

Disaggregation of revenue:

The following table provides information about disaggregated revenue by primary geography, use cases for the Company's technology portfolio, and timing of revenue recognition:

| | Year ended December 31, 2024 | | | | | | Year ended December 31, 2025 | | | | | |
	Licensing and related revenues		Royalties		Total		Licensing and related revenues		Royalties		Total	
Geography												
United States	$	14,988	$	5,316	$	20,304	$	14,117	$	5,171	$	19,288
Europe and Middle East		8,486		4,310		12,796		2,917		3,358		6,275
Asia Pacific		36,512		37,314		73,826		46,561		37,474		84,035
Other		13		—		13		—		—		—
Total	$	59,999	$	46,940	$	106,939	$	63,595	$	46,003	$	109,598
Use cases for the Company's technology portfolio												
Connect (baseband for handset and other devices, Bluetooth, Wi-Fi and NB-IoT)	$	53,607	$	36,426	$	90,033	$	46,277	$	35,658	$	81,935
Sense & Infer (sensor fusion, audio, sound, imaging, vision and AI)		6,392		10,514		16,906		17,318		10,345		27,663
Total	$	59,999	$	46,940	$	106,939	$	63,595	$	46,003	$	109,598
Timing of revenue recognition												
Products transferred at a point in time	$	50,655	$	46,940	$	97,595	$	49,652	$	46,003	$	95,655
Products and services transferred over time		9,344		—		9,344		13,943		—		13,943
Total	$	59,999	$	46,940	$	106,939	$	63,595	$	46,003	$	109,598

| | Year ended December 31, 2023 | | | | | |
	Licensing and related revenues		Royalties		Total	
Geography						
United States	$	3,845	$	5,706	$	9,551
Europe and Middle East		9,197		2,987		12,184
Asia Pacific and other		44,513		31,171		75,684
Total	$	57,555	$	39,864	$	97,419
Use cases for the Company's technology portfolio						
Connect (baseband for handset and other devices, Bluetooth, Wi-Fi and NB-IoT)	$	49,910	$	29,787	$	79,697
Sense & Infer (sensor fusion, audio, sound, imaging, vision and AI)		7,645		10,077		17,722
Total	$	57,555	$	39,864	$	97,419
Timing of revenue recognition						
Products transferred at a point in time	$	46,542	$	39,864	$	86,406
Products and services transferred over time		11,013		—		11,013
Total	$	57,555	$	39,864	$	97,419

F-28

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

Contract balances:

The following table provides information about trade receivables, unbilled receivables and contract liabilities from contracts with customers:

	December 31, 2024		December 31, 2025
Currents assets (classified under "Trade receivables"):			
Trade receivables	$	15,969	$	19,495
Unbilled receivables (associated with licensing and related revenue)		8,266		16,545
Unbilled receivables (associated with royalties)		12,974		13,315
Total current assets		37,209		49,355
Long-term assets (classified under "Other long-term assets"):			
Unbilled receivables (associated with licensing and related revenue)		2,583		1,176
Deferred revenues (short-term contract liabilities)		3,599		3,496

The Company receives payments from customers based upon contractual payment schedules; trade receivables are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables associated with licensing and other include amounts related to the Company's contractual right to consideration for completed performance objectives not yet invoiced. Unbilled receivables associated with royalties are recorded as the Company recognizes revenues from royalties earned during the year, but not yet invoiced, either by actual sales data received from customers, or, when applicable, by the Company's estimation. Contract liabilities (deferred revenue) include payments received in advance of performance under the contract and are realized with the associated revenue recognized under the contract.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days.

During the year ended December 31, 2025, the Company recognized $2,889 that was included in deferred revenues (short-term contract liability) balance at January 1, 2025.

Costs to obtain a contract:

As of December 31, 2024 and 2025, the Company had a remaining contract cost asset of $467 and $76, respectively, related to the incremental costs of obtaining the contract arising from sales commissions. During the years ended December 31, 2024 and 2025, the Company recognized amortization of contract costs of $257 and $253, respectively. Contract cost asset and amortization were immaterial for the year ended December 31, 2023. The Company records these costs within sales and marketing expenses on the Company's consolidated statements of income (loss).

Discontinued operation:

The Company's revenues streams from Intrinsix chip design business comprises primarily of non-recurring engineering ("NRE") revenues. Revenues that are derived from NRE chip design services are performance obligations that are recognized over time as the services are rendered. For time-and-materials contracts, the performance obligation is satisfied, and revenue is recognized over time as the services are performed. Generally, contracts call for billings on a time-and-materials basis; however, in instances when a fixed-fee contract is signed, revenue is recognized over time, based on an input method of labor costs expended, relative to total expected labor costs to complete the contract.

The Intrinsix business relies heavily on contracts with U.S. government prime contractors.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

NOTE 3: MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities at December 31, 2024 and 2025:

	As at December 31, 2025			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale - matures within one year:				
Corporate bonds	$ 106,154	$ 157	$ (407)	$ 105,904
Available-for-sale - matures after one year through three years:				
Corporate bonds	73,103	366	(71)	73,398
Total	$ 179,257	$ 523	$ (478)	$ 179,302

	As at December 31, 2024			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale - matures within one year:				
Corporate bonds	$ 61,113	$ 41	$ (146)	$ 61,008
Available-for-sale - matures after one year through three years:				
Corporate bonds	83,491	221	(1,603)	82,109
Total	$ 144,604	$ 262	$ (1,749)	$ 143,117

The following table presents gross unrealized losses and fair values for those investments that were in an unrealized loss position as of December 31, 2024 and 2025, and the length of time that those investments have been in a continuous loss position:

	Less than 12 months		12 months or greater	
	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss
As of December 31, 2025	$ 65,252	$ (115)	$ 32,678	$ (363)
As of December 31, 2024	$ 28,762	$ (160)	$ 61,996	$ (1,589)

During the years ended December 31, 2023, 2024 and 2025 the amount of credit losses recorded was not material.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

The following table presents gross realized gains and losses from sale of available-for-sale marketable securities:

	Year ended December 31,		
	2023	**2024**	**2025**
Gross realized gains from sale of available-for-sale marketable securities	$ 114	$ 19	$ 56
Gross realized losses from sale of available-for-sale marketable securities	$ (24)	$ (5)	$ —

NOTE 4: LEASES

The Company leases substantially all of its office space and vehicles under operating leases. The Company's leases have original lease periods expiring between 2026 and 2040. Some leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

In 2025, the Company signed an operating lease agreement for new offices in Israel, resulting in an additional lease commitment of approximately $12,500. The lease commenced in the fourth quarter of 2025, and will remain in effect until December 30, 2035, with an option to extend the lease for an additional period of up to 5 years, subject to the conditions of the lease agreement. The Company provided bank guarantees in connection with its lease agreement in Israel in a total amount of $772. To secure these guarantees, the Company placed an equivalent amount in a bank deposit, which is recorded under "Other long-term assets."

The following is a summary of weighted average remaining lease terms and discount rate for all of the Company's operating leases:

	December 31, 2025
Weighted average remaining lease term (years)	12.72
Weighted average discount rate	4.73%

Total operating lease cost and cash payments for operating leases were as follows:

	Year ended December 31,		
	2023	**2024**	**2025**
Operating lease cost	$ 2,967	$ 2,763	$ 2,787
Cash payments for operating leases	$ 2,947	$ 2,440	$ 4,229

Maturities of lease liabilities are as follows:

2026	1,795
2027	2,177
2028	1,755
2029	1,610
2030	1,613
2031 and thereafter	12,959
Total undiscounted cash flows	21,909
Less imputed interest	5,778
Present value of lease liabilities	$ 16,131

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

NOTE 5: FAIR VALUE MEASUREMENT

FASB ASC No. 820, "Fair Value Measurements and Disclosures" defines fair value, establishes a framework for measuring fair value. Fair value is an exit price, representing the amount that would be received for selling an asset or paid for the transfer of a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level I	Unadjusted quoted prices in active markets that are accessible on the measurement date for identical, unrestricted assets or liabilities;
Level II	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level III	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company measures its marketable securities, investments in marketable equity securities and foreign currency derivative contracts at fair value. Investments in marketable equity securities are classified within Level I as the securities are traded in an active market. Marketable securities and foreign currency derivative contracts are classified within Level II as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The table below sets forth the Company's assets measured at fair value by level within the fair value hierarchy. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Description	December 31, 2025	Level I	Level II	Level III
Assets:				
Marketable securities:				
Corporate bonds	$ 179,302	—	$ 179,302	—
Foreign exchange contract	21	—	21	—
Investments in marketable equity securities	55	55	—	—

Description	December 31, 2024	Level I	Level II	Level III
Assets:				
Marketable securities:				
Corporate bonds	$ 143,117	—	$ 143,117	—
Investments in marketable equity securities	312	312	—	—

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

NOTE 6: PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	As at December 31,	
	2024	**2025**
Cost:		
Computers, software and equipment	$ 25,693	$ 27,185
Office furniture and equipment	921	2,199
Leasehold improvements	4,381	3,990
	30,995	33,374
Less – Accumulated depreciation	(24,118)	(26,320)
Property and equipment, net	$ 6,877	$ 7,054

The Company recorded depreciation expenses in the amount of $3,046 and $3,436 for the years ended December 31, 2024 and 2025, respectively. In addition, in 2024 and 2025, assets no longer in use by the Company of $4,506 and $1,234, respectively, have been written down.

F-33

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

NOTE 7: INTANGIBLE ASSETS, NET

	Weighted average amortization period (years)	Year ended December 31, 2024			Year ended December 31, 2025		
		Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Intangible assets –amortizable:							
Intangible assets related to the acquisition of VisiSonics business							
Customer relationships	4.0	$ 432	$ 180	$ 252	$ 432	$ 288	$ 144
Technologies	5.0	1,174	391	783	1,174	626	548
Intangible assets related to the acquisition of Hillcrest Labs business							
Customer relationships	4.4	3,518	3,351	167	3,518	3,511	7
R&D Tools	7.5	2,475	1,800	675	2,475	2,130	345
Total intangible assets		$ 7,599	$ 5,722	$ 1,877	$ 7,599	$ 6,555	$ 1,044

Future estimated annual amortization charges are as follows:

2026	680
2027	286
2028	78
	$ 1,044

The Company recorded amortization expense in the amount of $1,090 and $833 for the years ended December 31, 2024 and 2025, respectively.

F-34

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

NOTE 8: ACCRUED EXPENSES AND OTHER PAYABLES

	As at December 31,	
	2024	2025
Engineering accruals	$ 649	$ 363
Professional fees	922	921
Government grants	1,014	539
Income taxes payable, net	1,711	1,487
Accrued expenses related to assets acquisition	637	425
Other	1,310	1,446
Total	$ 6,243	$ 5,181

NOTE 9: STOCKHOLDERS' EQUITY

a. Common stock:

1. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the Company's stockholders. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all of the Company's assets. The Board of Directors may declare a dividend out of funds legally available therefore and the holders of common stock are entitled to receive ratably any such dividends. Holders of common stock have no preemptive rights or other subscription rights to convert their shares into any other securities.

2. On November 20, 2025, the Company completed a follow-on offering in which 3,000,000 shares of common stock were issued and sold to the public. On December 1, 2025, the underwriters exercised in full their option to purchase additional shares and as a result the Company issued additional 450,000 shares of common stock. The total consideration of the offering was $63,261, net of $650 issuance costs.

b. Preferred stock:

The Company is authorized to issue up to 5,000,000 shares of "blank check" preferred stock, par value $0.001 per share. Such preferred stock may be issued by the Board of Directors from time to time in one or more series. These series may have designations, preferences and relative, participating, optional or other special rights and any qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, exchange rights, voting rights, redemption rights (including sinking and purchase fund provisions), and dissolution preferences as may be determined by the Company's Board of Directors.

c. Share repurchase program:

In August 2008, the Company announced that its Board of Directors approved a share repurchase program for up to one million shares of common stock which was further extended by an additional 7,800,000 shares collectively across further approvals in 2010, 2013, 2014, 2018, 2020, 2023 and 2024.

As of December 31, 2025, 684,486 shares of common stock remained authorized for repurchase under the Company's share repurchase program.

d. Employee and non-employee stock plans:

The Company grants a mix of stock options and RSUs to employees and non-employee directors of the Company and its subsidiaries under the Company's equity plans and provides the right to purchase common stock pursuant to the Company's 2002 employee stock purchase plan to employees of the Company and its subsidiaries. The options granted under the Company's stock incentive plans have been granted at the fair market value of the Company's common stock on the grant date. Options granted to employees under stock incentive plans vest at a rate of 25% of the shares underlying the option after one year and the remaining shares vest in equal portions over the following 36 months, such that all shares are vested after four years. Options granted to non-employee directors vest 25% of the shares underlying the option on each anniversary of the option grant.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

A summary of the Company's stock option activities and related information for the year ended December 31, 2025, is as follows:

	Number of options		Weighted average exercise price	Weighted average remaining contractual term		Aggregate intrinsic-value
Outstanding at the beginning of the year	84,025	$	20.74	2.5	$	316
Granted	—		—			
Exercised	(27,000)		19.43			
Forfeited or expired	—		—			
Outstanding at the end of the year	57,025	$	23.87	2.8	$	20
Exercisable at the end of the year	42,526	$	24.95	2.1	$	8

During the year ended December 31, 2022, the Company did not grant stock options. The weighted average fair value at grant date of stock options granted for the years ended December 31, 2023, and 2024 amounted to $11.30 and $10.46, respectively. During the year ended December 31, 2025, the Company did not grant stock options.

The total intrinsic value of options exercised during the years ended December 31, 2023, 2024 and 2025 was $173, $187 and $194, respectively.

An RSU award is an agreement to issue shares of the Company's common stock at the time the award or a portion thereof vests. RSUs granted to employees generally vest in three equal annual installments starting on the first anniversary of the grant date. RSUs granted to non-employee directors, which have historically been granted on or about July 1 of each year, will be made following a director's election or re-election to the Board at the Company's annual meeting, and fully vest on the first-year anniversary of the grant date instead of over a two-year period.

On February 10, 2025, the Compensation Committee of the Board (the "Committee") granted 34,612, 15,575, 13,844 and 13,844 RSUs, effective as of February 14, 2025, to each of the Company's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Chief Operating Officer ("COO") and Chief Commercial Officer ("CCO"), respectively, pursuant to the Company's 2011 Stock Incentive Plan (the "2011 Plan"). The RSU awards vest 33.4% on February 14, 2026, 33.3% on February 14, 2027 and 33.3% on February 14, 2028

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

Also, on February 10, 2025, the Committee granted 51,918, 10,383, 9,229 and 9,229 performance-based stock units ("PSUs"), effective as of February 14, 2025, to each of the Company's CEO, CFO, COO and CCO, respectively, pursuant to the 2011 Plan. The performance goals for the PSUs with specified weighting are as follows:

Weighting	Goals
50%	Vesting of the full 50% of the PSUs occurs if the Company achieves the 2025 license and related revenue target approved by the Board (the "2025 License Revenue Target"). The vesting threshold is achievement of 90% of the 2025 License Revenue Target. If the Company's achievement of the 2025 License Revenue Target is above 90% but less than 99% of the 2025 License Revenue Target, 91% to 99% of the eligible PSUs would be subject to vesting. If the Company's actual result exceeds 100% of the 2025 License Revenue Target, every 1% increase of the 2025 License Revenue Target, up to 110%, would result in an increase of 7% of the eligible PSUs for the Company's CFO, COO and CCO and an increase of 10% of the eligible PSUs for the Company's CEO.
25%	Vesting of the full 25% of the PSUs occurs if the Company achieves positive total shareholder return whereby the return on the Company's stock for 2025 is greater than the S&P Semiconductors Select Industry index (the "S&P index"). The vesting threshold is if the return on the Company's stock for 2025 is at least 90% of the S&P index. If the return on the Company's stock, in comparison to the S&P index, is above 90% but less than 99% of the S&P index, 91% to 99% of the eligible PSUs would be subject to vesting. If the return on the Company's stock exceeds 100% of the S&P index, every 1% increase in comparison to the S&P index, up to 110%, would result in an increase of 7% of the eligible PSUs for the Company's CFO, COO and CCO and an increase of 10% of the eligible PSUs for the Company's CEO.
25%	Vesting of the full 25% of the PSUs occurs if the Company achieves positive total shareholder return whereby the return on the Company's stock for 2025 is greater than the Russell 2000 index (the "Russell index"). The vesting threshold is if the return on the Company's stock for 2025 is at least 90% of the Russell index. If the return on the Company's stock, in comparison to the Russell index, is above 90% but less than 99% of the Russell index, 91% to 99% of the eligible PSUs would be subject to vesting. If the return on the Company's stock exceeds 100% of the Russell index, every 1% increase in comparison to the Russell index, up to 110%, would result in an increase of 7% of the eligible PSUs for the Company's CFO, COO and CCO and an increase of 10% of the eligible PSUs for the Company's CEO.

Accordingly, assuming maximum achievement of the performance goals set forth above, PSUs representing an additional 100%, meaning an additional 51,918, would be eligible for vesting of the Company's CEO, and an additional 70%, meaning an additional 7,268, 6,460 and 6,460, would be eligible for vesting for each of the Company's CFO, COO and CCO, respectively.

In 2025, the Company achieved 99% of the 2025 License Revenue Target and a negative total shareholder return whereby the return on the Company's stock for 2025 was lesser than both the S&P index and the Russel index, so based on the PSU award conditions, the Company's CEO, CFO, COO and CCO received 25,795, 5,158, 4,585 and 4,585 PSUs, respectively.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

The PSUs vest 33.4% on February 14, 2026, 33.3% on February 14, 2027 and 33.3% on February 14, 2028, and only to the extent that the applicable service-based vesting requirements are satisfied.

Also, on November 9, 2025 (the "Modification Date"), the Committee approved to amend the Long-Term PSUs granted to the Company's CEO, CFO, COO and CCO on February 14, 2023, extending the performance period by two additional years through December 31, 2027. Therefore, the Company accounted for an incremental value in the total amount of $2,727, which will be recognized over a period of approximately one year. Of this amount, $371 was recorded in 2025, and the remaining $2,356 will be recognized in 2026. The Company estimates the fair value of the Long-Term PSUs based on the Modification Date using the Monte-Carlo simulation model.

A summary of the Company's RSU and PSU activities and related information for the year ended December 31, 2025, is as follows:

	Number of RSUs and PSUs	Weighted average grant-date fair value
Unvested as at the beginning of the year	1,603,508	$ 21.01
Granted	988,322	23.87
Vested (*)	(601,049)	24.49
Forfeited	(164,654)	21.00
Unvested at the end of the year	1,826,127	$ 23.00

(*) The weighted-average fair value of the Company's RSUs and PSUs on their respective vesting dates was $26.25.

Stock Plans

As of December 31, 2025, the Company maintains the Company's 2011 Stock Incentive Plan (the "2011 Plan").

As of December 31, 2025, options, RSUs and PSUs to purchase 1,088,491 shares of common stock were available for grant under the 2011 Plan.

2011 Stock Incentive Plan

The 2011 Plan was adopted by the Company's Board of Directors in February 2011 and stockholders on May 17, 2011.

The 2011 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonqualified stock options, restricted stock, RSUs, dividend equivalent rights and stock appreciation rights. Officers, employees, directors, external consultants and advisors of the Company and those of the Company's present and future parent and subsidiary corporations are eligible to receive awards under the 2011 Plan. Under current U.S. tax laws, incentive stock options may only be granted to employees. The 2011 Plan permits the Company's Board of Directors or a committee thereof to determine how grantees may pay the exercise or purchase price of their awards.

Unless sooner terminated, the 2011 Plan is effective until April 2030.

The Company's Board of Directors or a committee thereof has authority to administer the 2011 Plan. The Company's Board of Directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2011 Plan and to interpret its provisions.

2002 Employee Stock Purchase Plan ("ESPP")

The ESPP was adopted by the Company's Board of Directors and stockholders in July 2002. The ESPP is intended to qualify as an "Employee Stock Purchase Plan" under Section 423 of the U.S. Internal Revenue Code and is intended to provide the Company's employees with an opportunity to purchase shares of common stock through payroll deductions. An aggregate of 3,950,000 shares of common stock (subject to adjustment in the event of future stock splits, future stock dividends or other similar changes in the common stock or the Company's capital structure) are reserved for issuance. As of December 31, 2025, 553,333 shares of common stock were available for future issuance under the ESPP.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

All of the Company's employees who are regularly employed for more than five months in any calendar year and work 20 hours or more per week are eligible to participate in the ESPP. Non-employee directors, consultants, and employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical their participation in an employee stock purchase plan are not eligible to participate in the ESPP.

The ESPP designates offer periods, purchase periods and exercise dates. Offer periods generally will be overlapping periods of 24 months. Purchase periods generally will be six-month periods. Exercise dates are the last day of each purchase period. In the event the Company merges with or into another corporation, sells all or substantially all of the Company's assets, or enters into other transactions in which all of the Company's stockholders before the transaction own less than 50% of the total combined voting power of the Company's outstanding securities following the transaction, the Company's Board of Directors or a committee designated by the Board may elect to shorten the offer period then in progress.

The price per share at which shares of common stock may be purchased under the ESPP during any purchase period is the lesser of:

- 85% of the fair market value of common stock on the date of grant of the purchase right, which is the commencement of an offer period; or

- 85% of the fair market value of common stock on the exercise date, which is the last day of a purchase period.

The participant's purchase right is exercised in the above noted manner on each exercise date arising during the offer period unless, on the first day of any purchase period, the fair market value of common stock is lower than the fair market value of common stock on the first day of the offer period. If so, the participant's participation in the original offer period will be terminated, and the participant will automatically be enrolled in the new offer period effective the same date.

The ESPP is administered by the Board of Directors or a committee designated by the Board, which will have the authority to terminate or amend the plan, subject to specified restrictions, and otherwise to administer and resolve all questions relating to the administration of the plan.

In 2025, the Company's employees purchased 154,600 shares of its common stock under the ESPP. The shares were purchased at a weighted-average purchase price of $19.09 per share, with proceeds of $2,952. In 2024, the Company's employees purchased 147,367 shares of its common stock under the ESPP. The shares were purchased at a weighted-average purchase price of $19.56 per share, with proceeds of $2,883. In 2023, the Company's employees purchased 133,938 shares of its common stock under the ESPP. The shares were purchased at a weighted-average purchase price of $25.33 per share, with proceeds of $3,393.

e. Dividend policy:

The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future.

NOTE 10: DERIVATIVES AND HEDGING ACTIVITIES

The fair value of the Company's outstanding derivative instruments is as follows:

	As of December 31,	
	2024	2025
Derivative assets:		
Derivatives designated as cash flow hedging instruments:		
Foreign exchange forward contracts	$ —	$ 21
Total	$ —	$ 21

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

The Company recorded the fair value of derivative assets in "prepaid expenses and other current assets" on the Company's consolidated balance sheets.

The changes in unrealized gains (losses) recognized in "accumulated other comprehensive income (loss)" on derivatives, before tax effect, is as follows:

	Year ended December 31,					
	2023		**2024**		**2025**	
Derivatives designated as cash flow hedging instruments:						
Foreign exchange option contracts	$	(265)	$	41	$	283
Foreign exchange forward contracts		281		(115)		966
	$	16	$	(74)	$	1,249

The net (gains) losses reclassified from "accumulated other comprehensive income (loss)" into income, are as follows:

	Year ended December 31,					
	2023		**2024**		**2025**	
Derivatives designated as cash flow hedging instruments:						
Foreign exchange option contracts	$	288	$	(41)	$	(283)
Foreign exchange forward contracts		790		(873)		(945)
	$	1,078	$	(914)	$	(1,228)

The Company recorded in cost of revenues and operating expenses, a net loss of $1,078, a net gain of $914 and a net gain of 1,228 during the years ended December 31, 2023, 2024 and 2025, respectively, related to its Hedging Contracts.

NOTE 11: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss), net of taxes:

	Year ended December 31, 2024						Year ended December 31, 2025					
	Unrealized gains (losses) on available-for-sale marketable securities		Unrealized gains (losses) on cash flow hedges		Total		Unrealized gains (losses) on available-for-sale marketable securities		Unrealized gains (losses) on cash flow hedges		Total	
Beginning balance	$	(3,317)	$	988	$	(2,329)	$	(1,330)	$	—	$	(1,330)
Other comprehensive income (loss) before reclassifications		2,001		(73)		1,928		1,439		1,249		2,688
Amounts reclassified from accumulated other comprehensive income (loss)		(14)		(915)		(929)		(51)		(1,228)		(1,279)
Net current period other comprehensive income (loss)		1,987		(988)		999		1,388		21		1,409
Ending balance	$	(1,330)	$	—	$	(1,330)	$	58	$	21	$	79

F-40

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

The following table provides details about reclassifications out of accumulated other comprehensive income (loss):

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount reclassified from accumulated other comprehensive income (loss)			Affected Line Item in the Statements of Income (Loss)
	Year ended December 31,			
	2023	**2024**	**2025**	
Unrealized gains (losses) on cash flow hedges	$ (21)	$ 20	$ 34	Cost of revenues
	(933)	774	1,016	Research and development
	(23)	26	47	Sales and marketing
	(101)	94	131	General and administrative
	(1,078)	914	1,228	Total, before income taxes
	1	(1)	—	Income tax expense (benefit)
	(1,079)	915	1,228	Total, net of income taxes
Unrealized gains (losses) on available-for-sale marketable securities	90	14	56	Financial income, net
	—	—	5	Income tax expense
	90	14	51	Total, net of income taxes
	$ (989)	$ 929	$ 1,279	Total, net of income taxes

F-41

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

NOTE 12: GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER AND MARKET DATA

      The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the Company's chief operating decision maker ("CODM"), which is the Company's chief executive officer, in deciding how to allocate resources and assess performance. The Company's CODM evaluates the Company's financial information and resources and assesses the performance of these resources on a consolidated basis. There is no expense or asset information, that are supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. The allocation of resources and assessment of performance of the operating segment is based on consolidated net income as shown in our consolidated statements of loss. The CODM considers net income in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in these consolidated financial statements.

      a. Summary information about geographic areas:

      The Company manages its business on a basis of one reportable segment: the licensing of IP to semiconductor companies and electronic equipment manufacturers (see Note 1 for a brief description of the Company's business). The following is a summary of revenues and long-lived assets (including ROU assets) within geographic areas:

		Year ended December 31,				
		2023		**2024**		**2025**
Revenues based on customer location:						
United States	$	9,551	$	20,304	$	19,288
Europe, Middle East		12,184		12,796		6,275
Asia Pacific (1)		75,684		73,826		84,035
Other		—		13		—
	$	97,419	$	106,939	$	109,598
(1) China	$	57,507	$	52,684	$	67,895

		As of December 31,		
		2024		**2025**
Long-lived assets by geographic region:				
Israel	$	6,788	$	19,330
France		1,916		1,682
United States		1,716		1,064
Greece		984		1,255
Other		1,284		1,209
	$	12,688	$	24,540

F-42

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

b. *Major customer data as a percentage of total revenues:*

The following table sets forth the customers that represented 10% or more of the Company's total revenues in each of the periods set forth below:

	Year ended December 31,		
	2023	2024	2025
Customer A	13%	15%	15%

c. *Major customer data as a percentage of total trade receivable:*

The following table sets forth the customers that represented 10% or more of the Company's total trade receivable in each of the periods set forth below:

	As of December 31,	
	2024	2025
Customer A	24%	22%
Customer B	12%	*)

*) Less than 10%

d. *Information about use cases for Ceva Technology Portfolio:*

The following table sets forth use cases for Ceva technology portfolio as percentages of the Company's total revenues in each of the periods set forth below:

	Year ended December 31,		
	2023	2024	2025
Connect (baseband for handset and other devices, Bluetooth, Wi-Fi and NB-IoT)	82%	84%	75%
Sense & Infer (sensor fusion, audio, sound, imaging, vision and AI)	18%	16%	25%

F-43

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

NOTE 13: FINANCIAL INCOME, NET

	Year ended December 31,		
	2023	**2024**	**2025**
Interest income	$ 4,362	$ 4,954	$ 5,495
Gain on available-for-sale marketable securities, net	90	14	56
Amortization of discount on available-for-sale marketable securities, net	124	922	755
Foreign exchange gain (loss), net	688	(1,006)	607
Total	$ 5,264	$ 4,884	$ 6,913

NOTE 14: TAXES ON INCOME

a. U.S. *tax reform*

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act includes significant changes to the U.S. corporate income tax system including but not limited to: a federal corporate rate reduction from 35% to 21%; creation of the base erosion anti-abuse tax ("BEAT"), introduction of the Global Intangible Low Taxed Income ("GILTI") provisions; the transition of U.S. international taxation from a worldwide tax system to a modified territorial tax system; modifications to the allowance of net business interest expense deductions; modification of net operating loss provisions; changes to 162(m) limitation rules and bonus depreciation provisions. The change to a modified territorial tax system resulted in a one-time U.S. tax liability on those earnings which have not previously been repatriated to the U.S. (the "Transition Tax"), with future dividend distributions not subject to U.S. federal income tax when repatriated. A majority of the provisions in the Tax Act became effective January 1, 2018.

The Tax Act added a new code section 951A, which requires a U.S. shareholder of a Controlled Foreign Corporation ("CFC") to include in current taxable income, its GILTI in a manner similar to Subpart F income. The statutory language also allows a deduction for corporate shareholders equal to 50% of the GILTI inclusion, which would be reduced to 37.5% starting in 2026. In general, GILTI imposes a tax on the net income of foreign corporate subsidiaries in excess of a deemed return on their tangible assets. The Company is subject to GILTI for 2018 and future periods. The Company is electing to account for the income tax effects of GILTI as a "period cost," an income tax expenses in the year the tax is incurred.

For the fiscal year ended 2025, the Company operated at net losses before the GILTI inclusion and a taxable income position after and utilized deductions under Section 250 of the U.S. Internal Revenue Code and foreign tax credits to offset the tax liability, and did not pay additional U.S. federal cash taxes. GILTI is not expected to cause the company to be in a tax paying position for the current and future years.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act ("OBBBA"). For the year ending December 31, 2025, the OBBBA the law brought a return to 100% bonus depreciation, full expensing of domestic R&E costs, and modified Section 163(j) rules previously enacted by the TCJA. The law also brought changes related to the GILTI regime, which will now be called Net CFC Tested Income, a reduction of the Section 250 deduction from 50% to 40%, and the increase in allowable foreign tax credits. The non-domestic changes generally result in a slight increase in effective tax rate on certain foreign income, and take place for years ending after December 31, 2025. Ceva has implemented the domestic changes applicable to the year ending December 31, 2025, and will continue to analyze the impact on foreign changes for the year ending December 31, 2026. The adoption of the OBBBA did not have a material impact on the Company's consolidated financial statements or related deferred tax balances.

b. A number of the Company's operating subsidiaries are taxed at rates lower than U.S. rates.

1. Irish Subsidiaries

The Irish operating subsidiaries qualified for a 12.5% tax rate on its trade. Interest income earned by the Irish subsidiaries is taxed at a rate of 25%. As of December 31, 2025, the open tax years, subject to review by the applicable taxing authorities for the Irish subsidiaries, are 2020 and subsequent years.

2. Israeli Subsidiary

The company's Israeli subsidiary has previously benefited from various Israeli tax incentives, including reduced corporate tax rates and, in some instances, exemptions on undistributed profits.

Management has determined that the tax-exempt earnings of the Israeli subsidiary will be permanently reinvested, as there is currently no intention to distribute dividends. Therefore, deferred taxes have not been provided for such tax-exempt income. The Company intends to continue to reinvest these profits and does not currently foresee a need to distribute dividends out of such tax-exempt income.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

In light of the Company's decision not to distribute a dividend in the coming year, no tax expenses were recognized in the tax year.

The balance of accumulated income that has not yet been thawed as of December 31, 2025 is 118,512 NIS (approximately $32,496). In addition, due to a lack of intention to distribute a dividend in a subsidiary that has imprisoned profits, the Company did not recognize as of December 31, 2025 a deferred tax liability against recognition of deferred tax expenses.

In 2023, 2024 and 2025, the standard rate of corporate income tax was 23%.

The Israeli subsidiary elected to compute taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of the foreign exchange rate (of NIS against the U.S. dollar) on the Company's Israeli taxable income.

As of December 31, 2025, the open tax years, subject to review by the applicable taxing authorities for the Israeli subsidiary, are 2021 and subsequent years.

3. French Subsidiary

The Company's French subsidiary is entitled to a tax benefit of 10% applied to specific revenues under the French IP Box regime. The French IP Box regime applies to net income derived from the licensing, sublicensing or sale of several IP rights such as patents and copyrighted software, including royalty revenues. This elective regime requires a direct link between the income benefiting from the preferential treatment and the R&D expenditures incurred and contributing to that income. Qualifying income may be taxed at a favorable 10% CIT rate (plus social surtax, hence 10.3% in total).

Income not eligible for a tax benefit under the French IP Box regime is taxed at a regular rate, which was 25% in 2023, 2024 and 2025.

As of December 31, 2025, the open tax years subject to review by the applicable taxing authorities for the French subsidiary are 2023 and subsequent years.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

c. Taxes on income comprised of:

		Year ended December 31,				
		2023		2024		2025
Domestic taxes:*)						
Current	$	(1,229)	$	43	$	—
Deferred		4,429		—		—
Foreign taxes:						
Current		7,668		6,057		4,893
Deferred		(636)		(69)		1,055
	$	10,232	$	6,031	$	5,948
Loss before taxes on income:						
Domestic	$	(14,136)	$	(11,081)	$	(20,704)
Foreign		5,931		8,326		16,014
	$	(8,205)	$	(2,755)	$	(4,690)

*) Current taxes for the years ended December 31, 2023 and 2024 included federal taxes of $(1,108) and $33, respectively, and state taxes of $(121) and $10, respectively. The entire amount of deferred taxes for the year ended December 31, 2023 was related to federal taxes.

d. Reconciliation between the Company's effective tax rate and the U.S. statutory rate.

The company adopted ASU 2023-09 for the year ended December 31, 2025, on a prospective basis. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the consolidated statements of loss is as follows (in thousands, except for percentages):

	Year ended December 31, 2025		
	Amount		Percent
US federal statutory tax rate	$	(985)	21%
State and local income taxes, net of federal income tax effect *)		5	(0.1)%
Foreign tax effects:			
Israel			
Statutory tax rate difference between Israel and the United States		(160)	3.4%
Foreign Tax Credit		(2,852)	60.8%
Changes in Valuation Allowances		4,332	(92.4)%
Stock-based payments awards		370	(7.9)%
Other adjustments		(509)	10.9%
France			
Statutory tax rate difference between France and the United States		891	(19.0)%
Intellectual Property "IP" Tax Regime		(2,189)	46.7%
Foreign Tax Credit		(1,984)	42.3%
Changes in Valuation Allowance		2,058	(43.9)%
Foreign currencies financial expenses		(1,491)	31.8%
Research and development tax credits		(802)	17.1%
Other adjustments		(67)	1.4%
China			
Statutory tax rate difference between China and the United States		193	(4.1)%
Withholding Tax		4,298	(91.7)%
South Korea			
Withholding Tax		357	(7.6)%
Taiwan			
Withholding Tax		101	(2.2)%
Japan			
Withholding Tax		79	(1.7)%
Other		44	(0.9)%
Other Foreign Jurisdictions		63	(1.3)%
Tax Credits:			
Foreign Tax Credits		(501)	10.7%
Changes in Valuation Allowances:		714	(15.2)%
Non-taxable or non-deductible items:			
Stock-based payments awards		477	(10.2)%
Effect of cross-border tax laws:			
Global intangible low-taxed income inclusion		2,897	(61.8)%
Subpart F Income		737	(15.7)%
Other adjustments		44	(0.9)%
Changes in unrecognized tax benefits		(172)	3.7%
Income tax expense	$	5,948	(126.8)%

*) State taxes in California made up the majority (greater than 50 percent) of the tax effect in this category

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

Reconciliation between the Company's effective tax rate and the U.S. statutory rate prior to the adoption of ASU 2023-09:

	Year ended December 31,	
	2023	2024
Loss before taxes on income	$ (8,205)	$ (2,755)
Theoretical tax at U.S. statutory rate	(1,723)	(579)
Foreign income taxes at rates other than U.S. rate	(3,313)	(1,152)
Subpart F	795	853
Non-deductible items	195	392
Non-taxable items	(527)	(280)
Taxes for prior years	(371)	132
Stock-based compensation expense	1,131	609
Impacts of GILTI	1,877	1,877
Foreign withholding taxes	—	3,567
Changes in valuation allowance	13,034	(65)
Other, net	(866)	677
Taxes on income	$ 10,232	$ 6,031

F-48

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

e. Deferred taxes on income:

Significant components of the Company's deferred tax assets are as follows:

		As of December 31,		
		2024		2025
Deferred tax assets				
Carry forward losses	$	18,933	$	20,890
Accrued expenses and deferred revenues		2,285		2,166
Temporary differences related to R&D expenses		10,542		9,828
Equity-based compensation		7,609		9,574
Operating leases liabilities		1,163		3,570
Intangible assets		262		—
Carry forward credits		18,663		18,234
Other		882		1,236
Total gross deferred tax assets		60,339		65,498
Valuation allowance		(57,741)		(61,685)
Net deferred tax assets	$	2,598	$	3,813
Deferred tax liabilities				
Intangible assets	$	—	$	(22)
Operating leases right-of-use assets		(1,142)		(3,534)
Total deferred tax liabilities	$	(1,142)	$	(3,556)
Net deferred tax assets (*)	$	1,456	$	257

(*)   Net deferred taxes for the years ended December 31, 2024 and 2025 are all from foreign jurisdictions.

Changes in valuation allowances on deferred tax assets result from management's assessment of the Company's ability to utilize certain future tax deductions, operating losses and tax credit carryforwards prior to expiration. Valuation allowances were recorded to reduce deferred tax assets to an amount that will, more likely than not, be realized in the future.

During the year ended December 31, 2025, the Company recorded a valuation allowance for certain deferred tax assets of its French subsidiary. The Company concluded that, based on the weight of available positive and negative evidence, it was more likely than not that the deferred tax assets would not be recoverable due to uncertainty regarding the French subsidiary future taxable income. In assessing the realizability of deferred tax assets, the key assumptions used to determine positive and negative evidence included the Company's current trends related to actual taxable earnings or losses, and expected future reversals of existing taxable temporary differences, as well as projections for future annual results. Accordingly, the Company recorded a charge of $1,016 for the year ended December 31, 2025, as a reserve against its deferred tax assets.

f. Uncertain tax positions:

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits based on the provisions of FASB ASC No. 740 is as follows:

		Year ended December 31,		
		2024		2025
Beginning of year	$	462	$	462
Additions for current year tax positions		—		134
Reductions for prior year's tax positions		—		(306)
Balance at December 31	$	462	$	290

F-49

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

As of December 31, 2024 and 2025, there were $462 and $290, respectively, of unrecognized tax benefits that if recognized would affect the annual effective tax rate. The Company accrued interest in the amount of $85 and $0 relating to unrecognized tax benefits in its provision for income taxes during the year ended December 31, 2024 and 2025, respectively. Accrued penalties were immaterial for the years ended December 31, 2025, 2024 and 2023.

The Company believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company's tax audits are resolved in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income taxes in the period such resolution occurs. The Company does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which are difficult to estimate.

g. *Tax loss carryforwards:*

As of December 31, 2025, Ceva and its subsidiaries had no remaining net operating loss carryforwards for federal income tax purposes. As of December 31, 2025, Ceva and its subsidiaries had net operating loss carryforwards for various state income tax purposes of approximately $3,150 which are available to offset taxable income. Such loss carryforwards have an indefinite life.

As of December 31, 2025, Ceva's Irish subsidiary had foreign operating losses of approximately $47,897, which are available to offset future taxable income indefinitely.

As of December 31, 2025, Ceva's Israeli subsidiary had foreign operating losses of approximately $43,498, which are available to offset future taxable income indefinitely.

h. *Tax returns*:

Ceva files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With few exceptions, Ceva is no longer subject to U.S. federal income tax examinations by tax authorities, and state and local income tax examinations, for the years prior to 2022.

i. Income tax payment:

Pursuant to the disclosure requirements of ASU 2023-09, below is a summary of income taxes paid, net of refunds received, by jurisdiction for the year ended December 31,2025:

	Year ended December 31,
	2025
Cash taxes paid (refunds received)	
Federal income taxes	$ —
State and local income taxes	(98)
Foreign income taxes:	
China	4,557
France	(1,241)
Ireland	252
South Korea	356
Other foreign jurisdictions	356
Total cash paid for income taxes, net of refunds	$ 4,182

NOTE 15: RELATED PARTY TRANSACTIONS

On February 16, 2021, the Board unanimously approved the appointment of Jaclyn Liu as an independent member of the Board with the appointment effective as of February 16, 2021. Ms. Liu is a partner of Morrison & Foerster LLP, outside legal counsel to the Company. Fees attributed to Morrison & Foerster LLP during the year ended December 31, 2025, were $811. The accounts payable balance with Morrison & Foerster LLP at December 31, 2025 was $3. During the fourth quarter of 2025, the Company ended its engagement with Morrison & Foerster LLP as its outside legal counsel for Corporate and Securities Law.

NOTE 16: COMMITMENTS AND CONTINGENCIES

a. The Company is involved in several legal proceedings and claims that have arisen in the ordinary course of business and remain unresolved. As of December 31, 2025, the outcome of these matters was anticipated to be more likely than not. Consequently, the Company has recorded a provision amounting to approximately $300 on the consolidated balance sheet.

Ceva, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share data)

b. As of December 31, 2025, the Company and its subsidiaries had several non-cancelable operating leases, primarily for facilities and equipment. These leases generally contain renewal options and require the Company and its subsidiaries to pay all executory costs such as maintenance and insurance. In addition, the Company has several fixed service agreements with sub-contractors.

As of December 31, 2025, future purchase obligations and minimum rental commitments for leasehold properties and operating leases with non-cancelable terms are as follows:

	Minimum rental commitments for leasehold properties		Commitments for other lease obligations		Other purchase obligations		Total	
2026	$	785	$	3,814	$	4,529	$	9,128
2027		811		3,784		—		4,595
2028		747		3,603		—		4,350
2029		706		—		—		706
2030		706		—		—		706
2031 and thereafter		3,253		—		—		3,253
Total	$	7,008	$	11,201	$	4,529	$	22,738

c. Royalties:

The Company participated in programs sponsored by the Israeli government for the support of research and development activities. Through December 31, 2025, the Company had obtained grants from the IIA for certain of the Company's research and development projects. The Company is obligated to pay royalties to the IIA, amounting to 3%-3.5% of the sales of the products and other related revenues (based on the dollar) generated from such projects, up to 100% of the grants received. Royalty payment obligations also bear interest at the LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

Royalty expenses relating to the IIA grants included in cost of revenues for the years ended December 31, 2023, 2024 and 2025 amounted to $1,010, $1,580 and $525, respectively. As of December 31, 2025, the aggregate contingent liability to the IIA (including interest) amounted to $28,464.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ceva, Inc.

By: _____
/S/ Amir Panush
Amir Panush
Chief Executive Officer

February 27, 2026

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Amir Panush and Yaniv Arieli or either of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ AMIR PANUSH Amir Panush	Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2026
/S/ YANIV ARIELI Yaniv Arieli	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	February 27, 2026
/S/ PETER MCMANAMON Peter McManamon	Director and Chairman	February 27, 2026
/S/ BERNADETTE ANDRIETTI Bernadette Andrietti	Director	February 27, 2026
/S/ JACLYN LIU Jaclyn Liu	Director	February 27, 2026
/S/ MARIA MARCED Maria Marced	Director	February 27, 2026
/S/ SVEN-CHRISTER-NILSSON Sven-Christer Nilsson	Director	February 27, 2026
/S/ LOUIS SILVER Louis Silver	Director	February 27, 2026
/S/ AMIR FAINTUCH Amir Faintuch	Director	February 27, 2026

Ceva, Inc.

Directors

Bernadette Andrietti

Former Vice President of Sales and Marketing of the EMEA region, Intel Corporation

Amir Faintuch

Chief Executive Officer, Volumez

Jaclyn Liu

Senior Partner, Morrison & Foerster LLP

Maria Marced

Former President, TSMC Europe BV

Peter McManamon

Chairman, Atlantic Bridge

Sven-Christer Nilsson

Founder and Owner, RIPASSO AB

Amir Panush

Chief Executive Officer, Ceva, Inc.

Louis Silver

Corporate Advisor and Managing Director, Alba Capital S. A. and Wicklow Corp.

Executive Officers

Amir Panush

Chief Executive Officer

Yaniv Arieli

Chief Financial Officer

Michael Boukaya

Executive Vice President and Chief Operating Officer

Gweltaz Toquet

Chief Commercial Officer